DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

04008414

February 4, 2004

John A. Berry
Divisional Vice President, Securities and Benefits
Domestic Legal Operations
Legal Division
Abbott Laboratories
100 Abbott Park Road, D-32L, AP6D
Abbott Park, IL 60064-6049

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 02/4/2004

Re: Abbott Laboratories
Incoming letter dated December 19, 2003

Dear Mr. Berry:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Abbott by the United Brotherhood of Carpenters' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

1800

ABBOTT

Legal Division
Abbott Laboratories
100 Abbott Park Road, D-32L, AP6D
Abbott Park, Illinois 60064-6049 USA

Telephone: 847-938-3591
Fax: 847-938-1206

1934 Act/Rule 14a-8

December 19, 2003

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the United Brotherhood of Carpenters Pension Fund from the proxy materials for Abbott's 2004 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 9, 2004.

We received a notice on behalf of the United Brotherhood of Carpenters Pension Fund, dated November 5, 2003, submitting the proposal for consideration at our 2004 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) reads as follows:

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Abbott Laboratories ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary – The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus – The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation – Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance – The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure – Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

> We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify them of our intention to omit the proposal from our 2004 proxy materials.

We believe that the proposal may be properly omitted from Abbott's 2004 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. <u>The Proposal May Be Properly Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is Materially False and Misleading</u>

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The proposal is vague and misleading because it requests that the "Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans." One portion of the proposal states that "long-term equity compensation to senior executives should be in the form of restricted shares, not stock options." All of Abbott's incentive stock programs ("ISPs") contemplate option grants to senior executives. Prohibiting future option grants under the ISPs could be read as violating the intent of the ISPs, which the shareholders of Abbott have previously approved. At the time of their voting on the proposal, the shareholders will not have a clear understanding as to what steps the Board should take in order to implement the policy. The most recent ISP was amended by the Board and approved by Abbott's stockholders at Abbott's 2000 annual meeting. While the ISP is discretionary, its stated purpose is "to attract and retain outstanding directors, officers and other employees...and to furnish incentives to such persons by providing opportunities to acquire common shares of the Company...on advantageous terms as herein provided...." The benefits provided for under the ISP include, and a primary form of benefit made under the ISP has been, stock options. Thus, banning the award of options under the ISP to senior executives could well be viewed as violating the stated intent of this stockholder-approved plan, although this may be precisely what the proposal intends. The vagueness of the proposal leaves the shareholders with no sense as to what effect the proposal will have on future option grants under previously approved ISPs. Additionally, the proposal states "the annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures" and that "the restricted share program should utilize justifiable performance criteria and challenging performance benchmarks." There is a wide range of possibilities as to what form and scope these performance measures, benchmarks and criteria would take if the proposal were to be implemented. A shareholder voting on the proposal would not have a clear understanding as to the performance measures, benchmarks and criteria he or she was voting to implement.

The Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." *Southeast Banking Corp.* (February 8, 1982). See also *Philadelphia Electric Company* (July 30, 1992) (Staff permitted exclusion of proposal that was so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires). The policy behind this protects shareholders from the implementation of the proposal being quite different from the type of action envisioned by the shareholders when their votes were cast. The vagueness and indefiniteness of the proponent's shareholder proposal subjects it to varying interpretations by shareholders and Abbott. This exposes shareholders to the risk of company action, pursuant to the proposal, that contravenes the intentions of shareholders who voted in favor of the proposal. See *Wendy's International, Inc.* (February 6, 1990) (Staff permitted exclusion of a proposal that would have required the company to determine what constituted an antitakeover measure).

The proposal is also false and misleading because of the use of the term "Commonsense" throughout the proposal as well as in the supporting statement. The term "Commonsense" is used in the title of the proposal, the first paragraph of the proposal, subparagraph #5 of the proposal, the last paragraph of the proposal and in the second paragraph of the supporting statement. The use of the term "Commonsense" is false and misleading in that it implies, with no basis in fact, that the proposed executive compensation program is "commonsensical" and that Abbott's current executive compensation program is not. This is, at best, merely the proponent's subjective opinion and lacks any objective support. Shareholders may be misled into believing that the proposal that they are voting on is a more sensible plan of executive compensation than that which Abbott currently has in place.

The proposal is also false and misleading with respect to the language in the second paragraph of the supporting statement, where the proponent states "the Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company." The proponent provides no factual support for this assertion nor is there any indication given that it is merely an opinion. Furthermore, this statement is misleading in that it wrongly implies that Abbott's current executive compensation program is not focused on long-term corporate value growth for the benefit of all the important constituents of Abbott, but is instead focused on quarterly performance numbers.

The Staff has often found that a company can omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements. See, e.g., *Convergys Corporation* (February 5, 2003) and *The Boeing Company* (February 26, 2003). In addition, the Staff has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" *Staff Legal Bulletin No. 14* (July 13, 2001). The proponent's shareholder proposal and supporting statement will require extensive editing as several portions will need to be deleted or revised as a result of being false and misleading. In addition, the aforementioned sentences dealing with performance measures will need to be greatly expanded as a result of being vague and misleading.

Accordingly, it is my opinion that the proposal may be excluded from our 2004 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

II. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(7) As It Relates to Abbott's Ordinary Business Operations By Requiring Disclosure Of Supplemental Information In Abbott's Proxy Materials

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The proposal relates to Abbott's ordinary business operations because the proposal, if implemented, would require Abbott to provide supplemental disclosures in its proxy materials that are not required by any applicable laws or regulations. Specifically, the proposal states that "key components of the executive compensation plan should be outlined in the Compensation

Committee's report to shareholders, with variances from the Commonsense program explained in detail." If the proposal were to be implemented, Abbott would be required to disclose in its proxy materials any variances between its executive compensation plan and the Commonsense program. Currently, under the laws and regulations governing proxy disclosure, Abbott is not required to include such information. Decisions as to disclosures to be made in Abbott's periodic reports, beyond those required by applicable laws or regulations, are decisions to be made by Abbott as a part of its ordinary business operations. It is the Staff's well established position that companies may omit proposals seeking supplemental disclosure of information in a company's periodic reports. See *Raytheon Company* (March 11, 1998) (proposal urging board to address issues regarding disparity of compensation between employees and to include information in its proxy materials as to the ratio between total compensation paid to the CEO and the company's lowest paid U.S. worker was properly excluded under Rule 14a-8(c)(7) (now Rule 14a-8(i)(7)). In its response letter, the Staff stated "we note in particular that the proposal, if implemented would specify additional disclosures in the Company's proxy materials." See also *International Business Machines Corporation* (January 19, 1999) (proposal urging board to include information in its proxy materials as to the process used by the company to hire, and description of services performed by, outside executive compensation consultants and consulting firms was properly excluded under Rule 14a-8(i)(7). In its response letter, the Staff stated "we note in particular that the proposal, if implemented would specify additional disclosures in the IBM's proxy materials").

Because implementation of the proposal would require supplemental disclosure in Abbott's proxy materials, I believe that the proposal may be properly excluded from our 2004 Proxy pursuant to Rule 14a-8(i)(7).

III. <u>The Proposal May Be Properly Omitted Under Rule 14a-8(i)(11) As It Is Substantially Duplicative Of A Proposal Previously Submitted</u>

Rule 14a-8(i)(11) provides that a proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In May 2003, prior to receiving the current proposal, Abbott had received a separate proposal (the "Siegman Proposal") relating to limitations on executive compensation. Specifically, the Siegman Proposal concerned the adoption of a policy prohibiting future stock option grants to senior executives. Abbott believes that the current proposal, which also relates to limitations on executive compensation, substantially duplicates the Siegman Proposal. The current proposal relates to (i) limitations on the salary to be paid to the chief executive officer, (ii) limitations on bonuses to be paid to senior executives, (iii) limitations on long-term equity compensation to senior executives, including a prohibition on stock option grants, and (iv) limitations on severance payments made to senior executives. Both the Siegman Proposal and the current proposal, at their core, concern limitations on executive compensation, and both prohibit stock option grants. The Siegman proposal, a copy of which is attached as Exhibit B, will be included in Abbott's 2004 Proxy.

The Staff has taken the position that proposals do not need to be identical in their terms and scope to be considered substantially duplicative. Instead, the test used by the Staff is whether the proposals' principal thrust is the same. See *Pacific Gas and Electric Company* (February 1, 1993). While the Siegman proposal concerns restrictions on the grant of stock options and the current proposal deals with such restrictions as well as other limitations on executive compensation, the principal thrust of both proposals is the same - imposing limitations on executive compensation. The Staff has previously allowed the exclusion of a proposal concerning executive compensation as being substantially duplicative of a previous proposal where both proposals dealt with executive compensation, even though differing in their terms or in scope. See *Centerior Energy Corporation* (February 27, 1995) (The proposals at issue were: (1) ceilings should be placed on executives' compensation, compensation should be tied to the Company's future performance, and the award of bonuses and stock options should cease; (2) freeze executive compensation; (3) reduce management size, reduce executive compensation, and eliminate bonuses; and (4) freeze annual salaries and eliminate bonuses. The Staff permitted exclusion of the latter three proposals as being substantially duplicative of the first). See also *Pacific Telesis Group* (February 1, 1993) (proposals concerning executive compensation found substantially duplicative when one proposed that incentive compensation should be tied to the company's performance and the other proposed the elimination of incentive compensation for executive officers). In *Centerior Energy Corporation*, the proposals that were permitted to be excluded differed in terms and scope from the proposal that was to be included in the company's proxy materials. For example, one proposal that was permitted to be excluded provided that there should be a freeze on annual salaries of executives. The proposal that was to be included in the company's proxy materials did not provide for a freeze on annual salaries, but instead provided that ceilings should be placed on executive compensation. Putting a freeze on salaries as opposed to putting a ceiling on compensation are proposals far from being identical. However, the principal thrust of all of the proposals was the same: imposing limits on executive compensation. Similarly, the current proposal differs in terms and scope from the Siegman proposal in that it goes beyond restricting stock options as a means of limiting executive compensation. However, the principal thrust and focus of both proposals is the same: imposing limits on executive compensation.

Accordingly, it is my opinion that the proposal may be excluded from our 2004 Proxy pursuant to Rule 14a-8(i)(11) and Rule 14a-9.

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from the 2004 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2004 Proxy, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.1206 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President, Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Douglas J. McCarron
Edward J. Durkin

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 5, 2003

Jose M. DeLasa
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

Re: Shareholder Proposal

Dear DeLasa:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Abbott Laboratories ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's executive compensation policies and practices. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 26,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

NOV -6 2003

JOSE M.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Abbott Laboratories ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

EXHIBIT B

Stockholder Proposal

"RESOLVED: As a shareholder of Abbott Laboratories (the "Company"), I urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement

Since the accounting scandals of Enron, WorldCom, and other companies, the role of stock options in executive compensation has become controversial. Critics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud. By timing their stock option exercises, executives can also inappropriately trade on inside information.

Stock options provide incentives to executives that significantly differ from the interests of shareholders. Stock option grants promise executives all of the gain of share price increases with none of the risk of share price declines. For this reason, they can encourage excessive risk taking by executives. In contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends.

Banning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate the Company's stock price in order to exercise their stock options. In my opinion, cash compensation should prevail – executives should get 30% of their cash compensation in stock to focus senior executives on building the sustained profitability of the Company.

Leading investors and regulators have questioned the appropriateness of using stock options in executive compensation. Portfolio Manager Bill Miller, whose Legg Mason Value Trust is the only mutual fund to beat the S&P 500 Index 11 years in a row, as said 'I support the banning of stock options because anything that can be accomplished with options can be accomplished by giving stock directly. And it has none of the downside of options.'

CITED NO-ACTION LETTERS

(SEC No-Action Letter)

*1 Southeast Banking Corporation
Publicly Available February 8, 1982

LETTER TO SEC

January 14, 1982

Michael R. Kargula, Esq.

Office of Chief Counsel

Division of Corporate Finance

Securities and Exchange Commission

Room F-431

320 First Street

Washington, D.C. 20549

Re: Southeast Banking Corporation Proxy Solicitation Material

for April 16, 1982 Annual Meeting of Shareholders--

Securities Exchange Act of 1934--Section 14(a)--Rule 14a-8

Gentlemen:

Southeast Banking Corporation (the 'Company') has been notified by one of its shareholders of his intention to present two proposals for action by the shareholders at the Company's Annual Meeting to be held on April 16, 1982. A copy of the proposals which did not include supporting statements is attached hereto as Exhibit 'A'.

Both proposals are properly excludable under Commission Rule 14a-8(a)(1) as proponent has not furnished appropriate documentation indicating his beneficial ownership of a voting security of the corporation. In his initial letter, dated October 28, 1981, (Exhibit 'B'), the proponent nowhere stated that he is a beneficial owner of a voting security of Southeast Banking Corporation. In a letter from the Company's attorney, dated November 23, 1981 (Exhibit 'C'), proponent was asked to indicate whether he is currently a record or beneficial holder of a security of Southeast Banking Corporation entitled to vote at its next annual meeting. Proponent's response to this request in his letter of November 27, 1981 (Exhibit 'D'), stated:

'Lastly, in reviewing (the attorney's) comment about my status as a stockholder I do not understand exactly what he means but I think perhaps your corporate records may be inaccurate. Please advise.'

This unresponsive reply to Southeast's request for documentation of beneficial ownership, does not comply with the requirements of the Commission Rule 14a-8(a)(1), and for this reason the proposals submitted are properly excludable from the Company's proxy material.

Proponent originally requested that seven resolutions be submitted in writing to the shareholders for their approval. He was informed by counsel for the Company (Exhibit 'C') that a shareholder is limited by Commission rules to submitting two proposals. Proponent subsequently submitted two resolutions and five alternatives which he asserts are 'to be utilized' if the two selected proposals are not permitted. (See Exhibit 'A'). This assertion constitutes an abuse of the Commission's rules and the five alternatives are properly excludable under Rules 14a-9(a)(4) which permits submission of a maximum of two proposals.

PROPOSAL 1

The proposal at issue is designated 'RESOLUTION NUMBER 1', and provides:

That SOUTHEAST BANKING CORPORATION refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers.

*2 The Company believes that Proposal 1 may be omitted from its proxy material under Commission Rules 14a-8(c)(1), 8(c)(3) and 8(c)(6).

Rule 14a-8(c)(1) states:

The issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances: (1) If the proposal is, under the laws of the issuer's domicile, not a proper subject for action by security holders.

Section 607.111(1), Florida Statutes, states in part that the business and affairs of a corporation are to be managed by a Board of Directors. Since there is no contrary provision in the statute itself or in the Company's charter, the Company's Board of Directors is to have exclusive discretion in corporate matters such as the one which is the subject of Proposal Number 1. The shareholder proposal mandates that the Board of Directors refrain from taking certain actions, and constitutes an unlawful intrusion of the discretionary authority of the corporation's Board of Directors.

Furthermore, Sections 607.214, 607.217 and 607.241, Florida Statutes, invest in the Board of Directors specific authority to approve a plan of merger, consolidation, or recommendation for a sale, lease, exchange or other disposition of the assets of the corporation, respectively. The business decision as to whether or not a merger is the best method of corporation expansion belongs to the directors. 2 Fla. Corp. Manual, ¶20.01.

The shareholders in most cases, are provided by statute with an opportunity to approve or disapprove the Board's resolution. The statutory mandate of shareholder participation in changes in corporate structure does not extend to allow shareholder initiation or prevention of Board action. 3 Fla. Corp. Manual, ¶ 37.05.

Proponent seeks to usurp from the directors a function reserved to them under state law. Even a rewording of this proposal to constitute a request or a recommendation, is an unnecessary intrusion on the independent activity of the Board of Directors in this area, as the shareholders already have adequate opportunity to oppose or approve any action taken by the Board. For these reasons, Proposal 1 can be properly excluded under Rule 14a-8(c)(1). An opinion of the Company's counsel in support of this position is attached hereto as Exhibit 'E'.

The proposal is also properly excludable under Commission Rule 14a-8(c)(3) as it is so vague and ambiguous as to be misleading and therefore violative of Rule 14a-9 which prohibits false or misleading statements in proxy solicitation materials. Proponent requires that Southeast refrain 'from any activities which may lead to its acquisition by other corporations' or 'by which it acquires other corporations including acquisition by way of mergers.' The particular activities proponent has in mind are difficult if not impossible to ascertain. Would such 'activities' include growth and expansion of Southeast Banking Corporation in other areas of the state? Because no activities are delineated, all activities are suspect and company management must guess or assume the meaning thereof. Because the proposal is susceptible of creating confusion and speculation, it is properly excludable under Commission Rule 14a-8(c)(3) and 14a-9.

*3 Proposal 1 is also properly excludable under Commission Rule 14a- 8(c)(6) as the proposal deals with a matter that is largely beyond the issuer's power to effectuate. Regardless of any activities which the Company may undertake or refrain from undertaking, the ultimate decision of another corporation to acquire the Company will ultimately be determined by that corporation. In some cases, decisions made many years earlier combined with current financial or market conditions, might make a corporation a likely target for a takeover. It is conceivable that any action taken by a corporation today 'may lead' to its acquisition at some later date. Because this decision is largely out of the hands of the management of the Company, it is properly excludable from the proxy materials.

PROPOSAL II

The Company believes that this Proposal is properly excludable from the Company's proxy material under Commission Rule 14a-8(c)(10) as the proposal is moot.

The Company has had an affirmative action program in effect for a number of years. Attached hereto as Exhibit 'F' is a copy of the most recent affirmative action policy statement adopted by the Company's Board of Directors in September 1976. Attached hereto as Exhibit 'G' is also a copy of the Company's Equal Opportunity/Affirmative Action Program as contained in the current edition (9/81) of the Company's employee handbook which is given to each employee.

A written Affirmative Action Plan with goals and timetables is developed biennially, and an Equal Employment Opportunity Officer has been appointed to monitor the objectives and the compliance therewith as outlined in the Plan. Furthermore, Southeast Bank, N.A., the Company's primary subsidiary, is a Federal contractor and, as such, is subject to compliance reviews of its equal opportunity policies by the United States Department of Labor's Office of Federal Contract Compliance Programs.

Because proponent's proposal has already been completely and thoroughly implemented, the proposal is moot and may be excluded from the proxy materials.

Please be advised that the Company proposes to omit from its proxy statement and form of proxy, the enclosed shareholder's proposals.

Enclosed herewith, as required by Rule 14a-8(d), are five copies of the following items: (a) shareholder proposals and (b) opinion of counsel.

The shareholder proponent is being mailed a copy of this letter as notification of the Company's intention to omit the proposals and reasons therefore.

Sincerely,
John M. Lindsey

Secretary

ENCLOSURE

EXHIBIT 'A'

RESOLUTION NUMBER 1

That SOUTHEAST BANKING CORPORATION refrain from any activities which may lead to its aquisition by other corporations or by which it aquires other corporations including aquisitions by way of mergers.

RESOLUTION NUMBER 2

That SOUTHEAST BANKING CORPORATION initiate an affirmative action program to hire and promote minority groups such as American Blacks, into all positions and particularly management. This program should be targetted to be completed within 2 years and achieve a balanced distribution of minorities within the company at all levels.

*4 THE FOLLOWING RESOLUTIONS REPRESENT ALTERNATIVES TO BE UTILIZED IF FOR ANY REASON THE ABOVE PROPOSALS ARE NOT PERMITTED. THEY ARE IN THE EXACT ORDER OF SUBSTITUTION. YOU ARE ALSO NOTIFIED THAT I INTEND TO PRESENT THEM AT THE ANNUAL MEETING TO THE EXTENT PERMITTED.

ALTERNATIVE NUMBER 1

That the management of SOUTHEAST BANKING CORPORATION undertake the most comprehensive action necessary to insure that none of its facilities, personnel and operations are in any way involved with any transactions involving illicit drug funds including any such transactions which may arise through off-shore and foreign banks utilizing Southeast as a depository and intermediary.

ALTERNATIVE NUMBER 2

That SOUTHEAST BANKING CORPORATION undertake comprehensive measures to prevent computer fraud, embezzlement by electronic technology and electronic eavesdropping into its information files.

ALTERNATIVE NUMBER 3

That SOUTHEAST BANKING CORPORATION perform the necessary analysis to establish the current proceesing time and cost of its routine customer transactions and to undertake the necessary action to signifigantly reduce such time and expense for the mutual benefit of both SOUTHEAST and its customers.

ALTERNATIVE NUMBER 4

That SOUTHEAST BANKING CORPORATION undertake and publicise a policy to reveal and prosecute all instances of embezzlements, computer fraud and illegal electronic eavesdropping.

ALTERNATIVE NUMBER 5

That SOUTHEAST BANKING CORPORATION will undertake the necessary measures to prevent its employees from providing misinformation and misrepresentations to its customers.

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8

February 8, 1982

Publicly Available February 8, 1982

John M. Lindsey, Secretary

Southeast Banking Corporation

100 South Biscayne Boulevard

Miami, Florida 33131

Re: Southeast Banking Corporation

Dear Mr. Lindsey:
This is in regard to your letter dated January 14, 1982, which was received by the Commission on January 15, 1982, concerning a request made to Southeast Banking Corporation ('Company') by Mr. Ron Brenner ('Proponent') to include seven shareholder proposals in the Company's proxy soliciting material for its 1982 annual meeting of security holders. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude these proposals from the Company's proxy material.

Initially, you state that the Proponent was requested to reduce the number of proposals to the limits specified in Rule 14(a)(4). In response, the Proponent selected two proposals and five alternates which he asserts are 'to be utilized' if the two selected proposals are excludable from the Company's proxy material. Since Rule 14a-8(a)(4) limits a proponent to a maximum of two proposals, we are of the view that this practice of submitting alternate proposals is not permitted under Rule 14a-8. Accordingly, we will not recommend any enforcement action to the Commission if the management omits the five alternate proposals from the Company's proxy material. Thus, we restrict the following to a discussion of the remaining two proposals.

*5 The first proposal, the text of which is set forth in Exhibit A to your letter, requires the Company to 'refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers.' In your letter, you have expressed the view that the proposal is excludable from the Company's proxy material under paragraphs (a)(1), (c)(1), (c)(3) and (c)(6) of Rule 14a-8, as well as under Rule 14a-9, and certain reasons are cited in support of that opinion.

There appears to be some basis for your opinion that the proposal is excludable from the Company's proxy material on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. In this regard, the Division concurs in your view that the action that neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented. Consequently, we believe that the proposal may be misleading in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the management omits this proposal from the Company's proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the other bases for omission upon which you rely.

The second proposal, the text of which is also set forth in Exhibit A to your letter, requires the Company to initiate an affirmative action program. In your letter you have expressed the view that this proposal is excludable from the Company's proxy material under paragraphs (a)(1) and (c)(10) of Rule 14a-8 and you cite certain reasons in support of that view.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(10). That provision allows for the omission of a proposal that has been rendered moot. In support of your opinion, you state that the Company has an affirmative action program in effect. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the management omits the proposal from the Company's proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the other basis for omission upon which you rely.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Michael R. Kargula

Special Counsel

Securities and Exchange Commission (S.E.C.)

1982 WL 28754 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Wendy's International, Incorporated
Publicly Available February 6, 1990

LETTER TO SEC

December 18, 1989

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, NW

Washington, DC 20549

RE: Wendy's International, Inc.; Securities Exchange Act of 1934; Rule 14a-8.

Ladies and Gentlemen:

On behalf of Wendy's International, Inc. ("Wendy's"), an Ohio corporation, and pursuant to Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended, I hereby request confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, Wendy's excludes a proposal and supporting statement by Mr. Charles A. Tyrrell (the "Proponent") from the proxy material for Wendy's 1990 Annual Meeting of Shareholders.

Wendy's is of the opinion that it may properly omit the Proposal (as hereinafter defined) from its proxy materials for the 1990 Annual Meeting of Shareholders. Pursuant to Rule 14a-8(d), we are furnishing you with six copies of the Proposal and the following statement of reasons why Wendy's deems the omission of the Proposal to be proper. A copy of this letter is being sent to the Proponent.

By a letter dated November 9, 1989, a copy of which is attached hereto as Exhibit "A", the Proponent submitted the following proposal for inclusion in Wendy's 1990 proxy materials:

RESOLVED: that the stockholders of Wendy's International Incorporated, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors take steps necessary to eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future.

The Proponent also submitted a supporting statement for the proposal which is included as part of Exhibit "A" (which proposal and statement in support of the proposal are herein referred to as the "Proposal").

Wendy's believes that the Proposal should be excluded from the 1990 proxy materials for the following reasons:

(1) the Proposal is so vague and misleading that it violates Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials, and that it may therefore be omitted under Rule 14a-8(c)(3);

(2) the Proposal, if implemented, would require Wendy's to violate Ohio law within the meaning of Rule 14a-8(c)(2); and

(3) the Proposal deals with a matter that is beyond Wendy's power to effectuate within the meaning of Rule 14a-8(c)(6).

VAGUE AND MISLEADING

Under Rule 14a(c)(3), a registrant may omit a proposal or a supporting statement which is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The resolution in the Proposal refers to "all anti-takeover measures". The resolution would further require the Board of Directors to take steps necessary to "eliminate" such measures.

*2 The Staff has previously permitted a proposal to be omitted where it is so vague as to make it unclear how shareholders might interpret it. In Occidental Petroleum Corp. (available April 5, 1985), the Staff allowed omission under Rule 14a-8(c)(3) of a proposal which would have prohibited purchases of the registrant's stock by its directors under certain circumstances. In Maryland Realty Trust (available February 7, 1980), the Staff allowed omission under Rule 14a-8(c)(3) of a proposal that the trustees "take steps to claim equal restitution to all original stockholders". The Staff stated its view that "the proposal is vague because it is not clear that the shareholders would know what action they were requesting the management to take, and management would not be able to ascertain what mandate was being given to them by the shareholders if the proposal were adopted."

In Travelers Corp. (available December 11, 1980), the Staff allowed omission of a proposal which have required the registrant to create an audit committee to review and make recommendations to the independent auditors on "any and all phases of their audit pertaining to the welfare of the stockholders." The Staff characterized the proposal as "so inherently vague and definite that shareholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented." The Staff continued by stating "we believe that the proposal may be misleading, in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast."

There are numerous other letters where the Staff has taken similar positions. See, for example, Minnesota Mining & Manufacturing Co. (available February 25, 1976) (proposed bylaw amendment to permit shareholders to vote on maximum officer compensation), Jos. Schlitz Brewing Co. (available March 21, 1977) (proposal that would have required registrant to cease advertising on programs containing "excessive and gratuitous violence"), and Public Service Electric & Gas Go. (available January 13, 1978) (phrases "average shareholder" and "average number of shares" contained in proposal found so inherently vague and indefinite that shareholders would not be able to determine what actions or measures registrant would take if the proposal was implemented).

The Staff has also recognized that a proposal may be omitted where it does not specify the means for its implementation. In Duquesne Light Company (available January 6, 1981), the Staff permitted a proposal to be omitted under Rule 14a-8(c)(3) which related to the establishment of a national utility stockholders union. The Staff found the proposal was misleading because it failed to state what role the registrant should take in implementing the proposal. Similarly, in Middle South Utilities Inc. (available March 14, 1984), the Staff agreed that a proposal requiring a director's ownership of at least 250 shares could be omitted because it failed to specify the means for its implementation and, therefore, the proposal could be misleading.

*3 Due to the extreme breadth and vagueness of the Proposal, Wendy's would be unable to ascertain which "measures" were supposed to be "eliminated". Shareholders faced with a decision of how to vote on the Proposal would have the same problem. In addition, neither Wendy's nor its shareholders would be able to ascertain the means to implement the Proposal if it was to be adopted.

The use of the word "eliminate" is also vague and misleading. To the extent that Wendy's has granted rights to one or more shareholders or other persons under valid and enforceable contracts, agreements, plans and the like, Wendy's would not be able to unilaterally eliminate such rights. Depending on which "measures" are supposed to be affected, "elimination" would be a misleading word to describe the proper corporate action. Wendy's is unable to respond with more particularity to this aspect of the Proposal because of the extreme breadth and vagueness of the Proposal. It should be noted, however, that depending on what "measures" are supposed to be "eliminated", the Proposal may also be objectionable as a matter which is not a proper subject for action by security holders (Rule 14a-8{c}{1}), a matter which would require Wendy's to violate a state or federal law (Rule 14a-8 {c}{2}) or a matter relating to the conduct of ordinary business operations of Wendy's (Rule 14a-8{c} {7}). In addition, depending on what "measures" are supposed to be "eliminated", the Proposal could be omitted because it involves a number of proposals in violation of Rule 14a-8(a)(4).

The Proposal is also vague and misleading because of the phrase "anti-takeover measures". The Proposal does not state why the "measures" it addresses have the effect of being "anti-takeover". The phrase is intended to evoke a sympathetic response from shareholders in a manner unrelated to the merits of the Proposal.

The proposal is so vague, broad and misleading that it should be omitted in its entirety under Rule 14a-8(c)(3). Any attempt by the Proponent to rewrite the Proposal would amount to the submission of a new proposal. Such new proposal would be untimely under Rule 14a-8(a)(3)(i) and thus excludable from Wendy's proxy materials.

The breadth and vagueness of the Proposal makes it difficult for Wendy's to make a succinct statement of the reasons why the various statements set forth in the supporting statement are vague and misleading. For example, the first sentence of the supporting statement asserts that "anti-takeover measures have proven to have NO value to the stockholder". Wendy's is not aware of any evidence that any of its "measures" which might possibly be considered "anti- takeover" would have no value to shareholders, and the supporting statement offers no justification for its assertion. In addition, neither Wendy's nor its shareholders can tell what "measures" are supposed to have no value. The first sentence is apparently intended to evoke a sympathetic response from shareholders in a manner which is unrelated to the merits of the Proposal.

*4 Similarly, the second sentence of the supporting statement asserts that "{t}he value of these measures is to entrench management in their current positions." The supporting statement offers no support for this assertion, and it again appears to be an effort to obtain votes from sympathetic shareholders in a manner unrelated to the merits of the Proposal. The phrase "these measures" is ambiguous for the reasons previously set forth.

The first sentence of the second paragraph of the supporting statement states that "{o}ur stock is currently trading at approximately one-third of the value that it had been trading at before management's write-off in connection with the ill fated Sisters Chicken and Biscuits." This sentence is fraught with ambiguity. The sentence does not describe the transaction to which it refers by the phrase "write-off in connection with the ill fated Sisters Chicken and Biscuits." If the sentence is intended to refer to the sale of a subsidiary, Sisters International, Inc., the statement does not assert how such transaction affected the market price for Wendy's common stock. The statement implies that the sale of Sisters International, Inc. adversely affected the current trading price for Wendy's common stock. In fact, the sale of Sisters International, Inc. produced a pre-tax gain of $1.2 million and was consummated well before the October, 1987 stock market break. The statement gives no explanation of why the sale of Sisters International, Inc. had an effect on the current market price for Wendy's common stock. Finally, the sentence is ambiguous because it does not state with reasonable particularity the two time periods being compared. Wendy's common stock had been publicly traded for several years prior to the sale of Sisters International, Inc.

The second sentence of the second paragraph of the supporting statement is vague and misleading because it does not indicate how or why a potential offeror would be "encumbered by such anti-takeover measures". In addition, the sentence is ambiguous by its general reference to "such anti-takeover measures" for the reasons previously set forth.

The final sentence of the supporting statement is vague and misleading because it is unsupported and unexplained. The phrase "stock value" is undefined, and probably would mean different things to different investors. In addition, the Proponent offers no support why a vote for the Proposal would be "a vote for stock value". Once again, the last sentence of the supporting statement would appear to be intended to evoke a sympathetic shareholder vote without addressing the merits of the Proposal.

For all of the reasons set forth above, the Proposal is excludable in its entirety from Wendy's proxy materials pursuant to Rule 14a-8(c)(3).

Due to the extreme breadth and vagueness of the Proposal, it would be at best extremely difficult to articulate all of the other reasons why the Proposal may be excludable under other sections of Rule 14a-8(c). However, the following is intended as a specific example of how the Proposal could be construed and why the Proposal should be excluded. Other explanations would be appropriate if other

(SEC No-Action Letter)

*1 **Convergys** Corporation
Publicly Available February 5, 2003

LETTER TO SEC

December 18, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: Convergys Corporation:

Objection to Shareholder Proposal Submitted Under Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of Convergys Corporation, an Ohio corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter in reference to the Company's intention to exclude a shareholder proposal from its proxy statement and form of proxy for its 2003 annual meeting.

On November 6, 2002, the Company received a shareholder proposal (the "Proposal") from the Central Laborers' Pension Fund (the "Proponent") requesting that the Proposal be included in the Company's proxy materials for its 2003 annual shareholder meeting. The Company has advised us that definitive copies of the 2003 proxy statement and form of proxy are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about March 10, 2003. We hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2003 proxy statement and form of proxy. Pursuant to Rule 14a-8(j), enclosed please find six copies of the following materials:

- This letter which represents the Company's statement of reasons why omission of the Proposal from its 2003 proxy statement and form of proxy is appropriate, and, to the extent such reasons are based on matters of law, this letter also represents a supporting opinion of counsel in accordance with Rule 14a-8(j)(iii); and
- The Proposal, attached as Exhibit A hereto, which was submitted by Proponent by letter dated November 6, 2002 and received by the Company on November 6, 2002.

The Proposal

A copy of the Proposal (including its supporting statement) is attached as Exhibit A and, for ease of reference, is also set forth below:

Option Expensing Proposal

Resolved, that the shareholders of Convergys (the "Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statements the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining the operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

*2 Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonus as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short- term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." Globe and Mail, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffet wrote in a New York Times Op-Ed piece on July 24, 2002:

There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom - examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...

Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...

When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Background Information

As noted above, the Proponent has requested that the Company "establish a policy of expensing in the Company's annual income statements the costs of all future stock options issued by the Company." As explained below, the determination of whether the costs of the Company's stock option grants are reflected as expenses on the Company's income statement, or instead in an accompanying footnote, depends on the Company's choice of two alternative accounting methods under the Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") and the Accounting Principles Bulletin Opinion No. 25 ("APB Opinion 25").

*3 Under SFAS No. 123, the Company may account for its stock-based compensation plans by applying either the "fair value-based method" included in SFAS No. 123 or the "intrinsic value-based method" of APB Opinion 25. Along with a substantial majority of all other public companies, the Company accounts for its stock option grants under the intrinsic value-based method. The Company does not record an expense on its income statement for stock options, but instead reflects a pro-forma expense in the notes accompanying its financial statements.

Discussion of Reasons for Excluding Proposal

The Proposal may be omitted from the Company's 2003 proxy statement and form of proxy for the following reasons:

A. The Proposal (Including Its Supporting Statement) Violates the Proxy Rules and Therefore may be Excluded Under 14a-8(i)(3).

The Company believes that it may exclude the Proposal and its supporting statement pursuant to Rule 14a-8(i)(3) on the basis that the Proposal violates the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting material. The Company believes the Proposal and its supporting statement taken together violate Rule 14a-9 in a number of respects as discussed below.

Rule 14a-9 provides, in pertinent part, that:

"No solicitation ... shall be made by means of any proxy statement ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements made therein not false or misleading...."

The Note to Rule 14a-9 provides certain examples of what, depending upon the particular facts and circumstances, may be misleading within the meaning of the rule, including:

"(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. See Staff Legal Bulletin No. 14, § E.1 (July 13, 2001) ("Staff Legal Bulletin No. 14") (stating that the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading); see also, e.g., Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 1, 2001); Comshare Incorporated (August 23, 2000); Tri- Continental Corporation (March 3, 2000). The Staff has also on many occasions found that a company could omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. See, e.g., Phoenix Gold International, Inc. (November 18, 2002); Johnson Controls, Inc. (November 14, 2002); Sysco Corporation (September 4, 2002). Moreover, Staff Legal Bulletin No. 14 states that "in drafting a proposal and supporting statement, shareholders should avoid making unsubstantiated statements of fact" and that shareholders "should provide factual support for statements in the proposal and supporting statement."

*4 The following specific statements contained in the Proposal and its supporting statement impugn the character and integrity of the Company and its management, are false, omit material facts and imply charges of improper actions by the Company and its management and mislead the shareholders of the Company:

1. "Options have replaced salary and bonus as the most significant element of executive pay packages ..."

• This statement is misleading as it implies that, as a matter of fact, the most significant element of all executive compensation packages provided by the Company are stock options. The Proponent provides no factual support for this implied assertion.

2. "The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value."

• This statement is misleading as it implies that, as a matter of fact, the Company has promoted the "excessive use of options." The Proposal provides no factual support for this assertion. The Proponent implies that the character and integrity of the Company and its management should be questioned because of the Company's decision to grant options as a component of its compensation plans.

• This statement is misleading as it also implies that, as a matter of fact, the Company is intentionally "obscuring and understating the cost of executive compensation." The Proposal provides no factual support for this assertion. Further, the Proposal concerns all options, not just options granted to executives. The Proposal is misleading as it implies that options granted to executives are accounted for by the Company differently than options issued to any other party. The Proposal questions the character and integrity of the Company and its management by implying that the Company's intent is to deceive shareholders because it accounts for such options in accordance with APB Opinion 25 instead of the Proponent's preferred accounting method under SFAS No. 123.

• This statement is misleading as it also implies that, as a matter of fact, the Company's decision to apply the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the stock options under the fair value-based method of SFAS No. 123 is and has been driven by the "improper" purpose of "promot [ing] short-term stock price[s] rather than long-term corporate value." The Proposal provides no factual support for this assertion. The Proponent implies that the character and integrity of the Company and its management should be questioned because of the Company's decision to prepare its financial statements in accordance with generally accepted accounting principles ("GAAP") by applying the accounting methodology of APB Opinion 25 expressly permitted under SFAS No. 123.

*5 3. " ... the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%."

• This statement is misleading as it implies that, as a matter of fact, the Company's earnings [are] overstated by as much as 10% because of its decision to use the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the options under the fair value method of SFAS No. 123. The Proponent provides no factual support for this implied assertion.

4. " ... the legal, but improper, accounting methods used by chief executives to inflate reported earnings ..."

• This statement is misleading as it implies that, as a matter of fact, the Company has applied "improper" accounting methods and that the Company's financial statements are therefore misleading. The statement is also false because the Company does not apply improper accounting methods but prepares its financial statements in accordance with GAAP. The Proponent again implies that the integrity of the Company and its management should be questioned because of the Company's decision to prepare its financial statements in accordance with GAAP and APB Opinion 25. Further, this statement further impugns the character and integrity of the Company and its management by attributing a singular, improper motive for the Company's adoption of the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options. The Company believes that this statement illustrates the Proponent's direct charge of improper conduct by the Company and its management without factual support and is per se misleading under Rule 14a-9. Because of the Proponent's blatant disregard for Rule 14a-9's prohibition against false and misleading statements and for the guidance provided by the Staff in Staff Legal Bulletin No. 14, the Company believes that the entire Proposal should be excluded.

5. " ... almost all C.E.O.'s have told their shareholders that options are cost-free ..."

• This statement is misleading and false as it implies that, as a matter of fact, the C.E.O of the Company has expressly told Company shareholders that stock options are "cost-free." The Company's C.E.O. has never made a statement to the Company's shareholders that stock options are cost-free. To the contrary, the Company discloses the impact of stock options in a footnote to its financial statements in accordance with GAAP pursuant to APB Opinion 25. Again, the Proponent provides no factual support for this implied assertion.

6. " ... their failure to expense stock options."

• This statement is misleading as it implies that, as a matter of fact, the Company is engaged in improper conduct because it has applied the intrinsic value-based method of APB Opinion 25, as permitted by SFAS No. 123, to account for stock options instead of expensing the stock options under the fair value-based method of SFAS No. 123. The Company has not "failed" anything; it has simply prepared its financial statements in accordance with GAAP by applying an accounting methodology prescribed in APB Opinion 25 and expressly permitted under SFAS No. 123.

*6 7. " ... to expense stock options in order to provide their shareholders more accurate financial statements."

• This statement is misleading, is false and omits to state material facts necessary in order to make the statement not false or not misleading as it implies that, as a matter of fact, the application of SFAS No. 123 provides "more accurate financial statements." The Proponent provides no factual support for this assertion. Further, the Proponent fails to recognize that the ultimate accuracy of the financial statements under SFAS No. 123 depends substantially on the option-pricing model selected by the Company and the numerous assumptions (e.g., expected volatility of underlying stock, expected dividends on underlying stock, risk-free interest rate for the expected term of the option, etc.) made in applying such option-pricing model (e.g., Black-Scholes, etc.). See SFAS No. 123, ¶ 19. Also, the Company currently applies the Black-Scholes option pricing model in its accounting for stock options under APB No. 25, as disclosed in footnote 11 of its 2001 Form 10-K. As there is no required option-pricing model and no guarantee that any assumptions made will be appropriate in the future, the Proponent fails to support its contention that the Company's financial statements would be more accurate if the Proposal were implemented. Finally, the Proponent implies that the Company's current financial statements are inaccurate, although such financial statements comply with GAAP, and thereby, again, implies improper conduct on the part of the Company.

8. "Our Company has yet to act."

• This statement is misleading, is false and omits to state material facts necessary in order to make the statement not false or not misleading as it implies that, as a matter of fact, the Company has not considered the application of the alternative valuation methodologies permitted under SFAS No. 123. The Proponent provides no factual support for this assertion. Furthermore, this statement is vague and indefinite, and therefore misleading, in that it fails to provide any description of the "acts" that the Company has yet to do. See, e.g., Occidental Petroleum Corporation (March 8, 2002). The Company has, in fact, evaluated the best course of action in disclosing the potential earnings impact of option grants. The Company has studied this matter extensively internally and has consulted with its outside auditors. Based on this analysis, the Company has concluded that expensing options on its income statement would distort reported income and retained earnings due to the fact that the ultimate expense of the options could not be accurately reflected in income and retained earnings under current GAAP requirements. Therefore, the Company and its Board of Directors decided it was in the best interests of the Company and its shareholders to continue following GAAP in the current manner. Consequently, as stated above, this statement is vague, misleading and false.

*7 Finally, throughout the Proposal, the Proponent inappropriately uses the term "our Company." The Company believes that the use of the term "our Company" wrongly implies that the Proponent's ownership of the Company's shares is substantial and influential and that the Proponent is speaking on behalf of the Company. The Company believes this statement could confuse the Company's other shareholders and mislead them regarding the strength of the Proponent's voting position and on whose behalf the Proponent is speaking.

For the reasons stated above, the Company believes that the Proposal (including its supporting statement) consists predominantly of statements that are misleading, are false and/or omit to state material facts necessary in order to make the statements not false or not misleading. The Company further believes that the Proponent failed to follow the guidance contained in Staff Legal Bulletin No. 14 by consistently making unsubstantiated statements of fact and failing to provide factual support for many of the statements contained in the Proposal and its supporting statement. The Company believes that the Proponent's disregard for the guidance contained in Staff Legal Bulletin No. 14 and the extent to which the Proposal is materially misleading justify the exclusion of the entire Proposal pursuant to Rule 14a-8(i)(3). See Staff Legal Bulletin No. 14, § E.1.

B. The Proposal Violates Applicable Federal Law and Therefore may be Excluded Under 14a-8(i)(2).

The Company further believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(2) on the basis that the Proposal violates federal law. Rule 4-01 of Regulation S-X requires that the Company file financial statements in accordance with GAAP; otherwise, such financial statements will be "presumed to be misleading or inaccurate, despite footnote or other disclosures." The Proposal seeks to have the Company expense its future stock option grants only in its "annual income statements." The Proposal asks that the Company apply a different accounting method to its annual financial statements than it applies to its interim financial statements. Under Rule 10-01 of Regulation S-X, "interim financial statements shall follow the general form and presentation" prescribed in Regulation S-X to annual financial statements. Again, the Proponent is seeking a partial application of SFAS No. 123, as a company's application of SFAS No. 123 is not limited to merely its annual financial statements. GAAP would require a consistent application of accounting methods in both interim and annual financial statements. Consequently, if the Company implements the Proposal, the Company would issue interim financial statements (e.g., 10-Qs) that do not follow the general form of its annual financial statements (e.g., 10-Ks) and arguably would be issuing interim financial statements that were not in accordance with GAAP and would violate federal law (i.e., Rule 4-01 and Rule 10-01 of Regulation S-X) regarding the preparation of financial statements.

*8 For the reasons stated above, the Company believes that the Proposal violates federal law and may be excluded pursuant to Rule 14a-8(i)(2).

Summary

As stated above, the Company believes that the Proposal would cause the Company to violate federal law and that the Proposal is principally composed of statements that are unsubstantiated, are misleading, are false and/or omit to state material facts necessary in order to make the statements not false or not misleading. Therefore, the Company believes that the Proposal should be excluded.

Request

For the reasons stated above, the Company believes that the Proposal constitutes an improper matter for action by shareholders and, therefore, should be excluded from its proxy statement and form of proxy for its 2003 annual meeting. On behalf of the Company, we request confirmation that the Staff will not recommend any enforcement action to the Commission if, in reliance on one or more of the interpretations of Rule 14a-8 set forth above, the Company excludes the Proposal from its 2003 proxy statement and form of proxy.

One copy of this letter, including attachments, has been mailed as of this date to the Proponent pursuant to the requirements of Rule 14a-8(j).

If you have any questions with respect to this matter, please contact the undersigned at 513-651-6882.

Very truly yours,
Neil Ganulin

FROST BROWN TODD LLC

2200 PNC Center

201 E. Fifth Street

Cincinnati, Ohio 45202-4182

(513) 651-6800

EXHIBIT A

Shareholder Proposal

Option Expensing Proposal

Resolved, that the shareholders of Convergys ("Company") hereby request that the Company's Beard of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (?? Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

*9 A recent report issued by Standard & Po??'s indicated that the expensing of stock option grant ??sts would have lowered operational cornings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported carnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." Glob?? and Mail, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren ?? wrote in a New York Times Op-Ed piece on July 24, 2002??

There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.

For many years. I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom -- examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...

Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...

When a company gives something of value to its employees in return for their services, it is clearly a compensation expense?? And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric?? have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 5, 2003

Publicly Available February 5, 2003

Re: Convergys Corporation

Incoming letter dated December 18, 2002

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

We are unable to concur in your view that Convergys may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Convergys may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Convergys may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

*10 • provide a citation to a specific source for the sentence that begins "Options have replaced ..." and ends "... packages at numerous companies";

• provide a citation to a specific source for the sentence that begins "The lack of option expensing ..." and ends "... than long-term corporate value";

• provide factual support in the form of a citation to a specific report and publication date for the Standard & Poor's report referenced in the sentence that begins "A recent report ..." and ends "... as much as 10%"; and

• provide a citation to a specific source for the phrase "expense stock options in order to provide their shareholders more accurate financial statements" in the sentence that begins "In recent months ..." and ends "... more accurate financial statements."

Accordingly, unless the proponent provides Convergys with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Convergys omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Bowes

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 328259 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 The **Boeing** Company
Publicly Available February 26, 2003

LETTER TO SEC

December 23, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareholder Proposal Concerning Simple-Majority Vote Submitted by

Edward Olson for Inclusion in The Boeing Company 2003 Proxy

Statement

Dear Sir or Madam:
We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 10, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Edward Olson (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to simple majority voting and states, in relevant part:

Shareholders recommend our company implement a simple-majority vote rule. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible, as soon as possible, by amending our company governing documents including the bylaws.

Summary of Basis for Excluding Portions of the Proposal

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/ 14a-9 because they are materially false or misleading.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

*2 The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Excluding Portions of the Proposal

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. See Staff Legal Bulletin No. 14 (July 13, 2001); Cisco Systems, Inc. (Sept. 19, 2002); Sysco Corp. (Sept. 4, 2002); Winland Electronics, Inc. (May 24, 2002); Putnam High Income Convertible and Bond Fund (April 24, 2002); The Boeing Co. (Mar. 2, 2002). In our view the Proposal contains several such statements.

First, the following statement within the Proposal is properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because it inappropriately and misleadingly casts the Proponent's personal opinions as a statement of fact:

[paragraph 5] "shareholder approval of certain items is all but impossible";

This statement is properly excludable unless the Proponent qualifies it as his opinion. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001); DT Indust., Inc. (Aug. 10, 2001); Qwest Communications International, Inc., (Feb. 26, 2001). Without such qualification, the statement misleadingly suggest facts that have not otherwise been documented.

Second, the following statement is properly excludable unless modified because it inappropriately and misleadingly casts the Proponent's own opinions as the opinion of shareholders in general, as follows:

[paragraph 6] "Shareholders believe that our company should do so [implement proposal topic than won a majority of yes-no vote] as well."

*3 The Proponent should revise the foregoing statements to indicate that they are his opinions rather than the opinions of shareholders in general. See Sabre Holdings Corp. (Mar. 18, 2002); Colgate-Palmolive Co. (Mar. 8, 2002); The Boeing Co. (Mar. 2, 2002). To our knowledge, there are no co-sponsors of the Proposal. And, without such qualification, the statements misleadingly suggest a level of support for or co-sponsorship of the Proposal that has not been demonstrated.

Third, the following statements are properly excludable because they are undocumented assertions of fact not capable of verification by reference to the text of the proposal itself.

[paragraph 2] "Major pension funds support simple-majority provisions"

[heading of paragraph 2] "Simple-majority requirements are widely supported"; and

[paragraph 3] "[I]investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight."

Proponent's failure to provide citations renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. None of the "major pension funds" who "support simple-majority provisions" are identified, nor are readers offered any factual foundation for the assertion that the Proposal is "widely supported" and that "investors are flocking" to companies which have adopted such proposals. The Staff consistently directs proponents who allege broad support for their proposals by specific groups or shareholders generally, to amend their proposal and include references to specifically identify groups cited. See General Motors Corp. (Apr. 3, 2002); Exxon Mobil Corp. (Mar. 26, 2002); Southwest Airlines Co. (Mar. 21, 2002); Sabre Holdings Corp. (Mar. 18, 2002). Without specifics, it is impossible for any reader of the Proposal to determine the accuracy of the facts asserted. The Proponent should specifically identify and provide factual support in the form of a citation to a specific source for the foregoing statements or delete the statements altogether.

Fourth, each of the following statements in the Proposal also offer undocumented statements of fact not verifiable by reference to the text of the Proposal itself.

[paragraph 2] "Proponents of simple-majority vote said that super-majority vote requirements, like our company's, may stifle bidder and devaluate our stock."

No indication is given as to the identity of the "proponents" of simple- majority vote requirements. In 2001, the Proponent included this precise statement in his same proposal to the Company and the Staff specifically directed him to provide factual support for the statement in the form of a citation to a specific source. See The Boeing Co. (Feb. 6, 2001). Apparently, he was unable to do so because the statement did not subsequently appear in the Company's 2001 proxy statement.

*4 [paragraph 2] "Simple-majority resolutions at major companies won an overall 54% of yes-no shareholder votes in 1999 and 2000 ... ."

This statement fails to reveal, among other things, (i) the "major companies" where the proposal was voted upon; (ii) the methodology used to calculate the 54% of persons voting yes at unidentified meetings of an unstated number of unidentified companies over a two-year period; (iii) any differences among the proposals purportedly voted on at these other "major companies," including whether the proposals were precatory or mandatory; and (iv) any differences among the various companies which were requested to consider such proposals, including the extent to which the terms of the other companies' governing instruments were similar to or different from the Company's governing instruments. We note that the Staff has required the other proponents to delete similar misleading assertions. See Alaska Air Group, Inc. (Mar. 26, 2000).

Fifth, the following statements within the Proposal are properly excludable under Proxy Rules 14a-8(i)(3) and 14a-9 because they directly misrepresent the level of support for the simple majority proposal at the Company's 2002 annual meeting.

[first heading] "This topic won a majority of our yes-no votes in 2002."

[paragraph 2] "This topic won a majority of our yes-no vote at our 2002 annual meeting."

[last heading] "This topic won a majority of our yes-no vote in 2002."

Under Delaware law, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. See Del. Gen. Corp. Law Section 216(2). As indicated in the Form 10-Q report filed following the Company's 2002 annual meeting, the proposal received 49.54% of the shares present and entitled to vote. The Proponent's figures reflect the vote totals for the percentages of the votes for and against: 50.69%. This method of calculation is contrary to Delaware law for the purpose of determining whether a proposal has passed. It is misleading to shareholders for the Proponent to suggest that his proposals "won" or were approved in 2002 when in fact they did not pass in any legal sense. Proponent's statements misleadingly imply that the Company is flouting Delaware law at the expense of its shareholders. Describing the 2002 election solely in terms of the "yes-no" count misstates the results, leading to confusion to the shareholders. Repeating this misstatement three times only compounds the error. We note that on numerous previous occasions, the Staff has directed proponents to delete similarly misleading references to the vote totals garnered by their proposals. See Northrop Grumman Corp. (Mar. 22, 2002); Honeywell International, Inc. (Oct. 26, 2001); APW, Ltd. (Oct. 17, 2001); Alaska Air Group, Inc. (Mar. 13, 2001); The Boeing Co. (Mar. 6, 2000).

*5 Sixth, the following statement in paragraph 4--"This topic won significant institutional support to win more than 50% of the yes-no vote at the 2002 annual meeting"--is properly excludable unless substantiated. The shareholder proposal voting results published in the Company's Form 10-Q following each annual meeting of shareholders do not identify the votes of institutional shareholders as opposed to non-institutional shareholders.

Finally, the heading and first sentence of the sixth paragraph--"Management Commitment to Shareholders; By adopting this policy... our [B]oard could demonstrate a commitment to the greatest management concerns for shareholder value"--are excludable because they combine to impugn the Board's integrity, without factual support, by implying that the Company management is uninterested in their fiduciary duty to consider the Company's best interests. Note (b) of Rule 14a-9 defines misleading to include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See also SI Handling Systems, Inc. (May 5, 2000); Philip Morris Companies Inc. (Feb. 7, 1991); Detroit Edison Co. (Mar. 4, 1983). The Proposal states that "the [B]oard could demonstrate a commitment to the greatest management concern for shareholder value" by adopting a simple majority voting system. The wording implies that the Board's failure to adopt such a proposal indicates that they have less than the best interests of the shareholders at heart. This inappropriately calls into question the Board's compliance with their legal fiduciary duties as directors and their personal integrity.

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

We submit that the entire Proposal is properly excludable under Rules 14a- 8(i)(3) /14a-9--violation of the proxy rules/ materially false and misleading statements--because extensive editing is required to bring it into compliance with the proxy rules.

As noted in section 1 above, virtually every paragraph and sentence of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. Boeing therefore requests that the Staff confirm that it will not recommend enforcement action against Boeing should Boeing omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9--violation of the proxy rules/materially false and misleading statements.

*6 We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a- 8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3) , the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Philadelphia Electric Co. (Jul. 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001). We submit that the present Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,
Evelyn Cruz Sroufe

PERKINS COIE

1201 Third Avenue, Suite 4800

Seattle, WA 98101-3099

Phone: 206.583.8888

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 26, 2003

Publicly Available February 26, 2003

Re: The Boeing Company

Incoming letter dated December 23, 2002

The proposal recommends that Boeing implement a simple majority vote on all matters that are submitted to shareholder vote to the fullest extent possible.

*7 We are unable to concur in your view that Boeing may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

• provide factual support in the form of a citation to a specific source for the sentence "Simple-majority requirements are widely supported";

• specifically identify the "pension funds" referenced in the sentence that begins "Major pension funds ..." and ends "... simple-majority provisions" and provide factual support in the form of a citation to a specific source;

• specifically identify the "proponents" referenced in the sentence that begins "Proponents of simple-majority ..." and ends "... devaluate the stock" and provide factual support in the form of a citation to a specific source;

• provide factual support in the form of a citation to a specific source for the statement that begins "Simple-majority resolutions at major companies..." and ends "... yes-no shareholder votes in 1999 and 2000";

• provide factual support in the form of a citation to a specific source for the sentence that begins "Increasingly, institutional investors are ..." and ends "... seen as having lax oversight";

• provide factual support in the form of a citation to a specific source for the sentence that begins "This proposal topic won significant ..." and ends "... at the 2002 annual meeting";

• recast the sentence that begins "Thus shareholder approval ..." and ends "... is all but impossible" as the proponent's opinion; and

• in the sentence that begins "Shareholders believe ...", delete the reference to "Shareholders" and recast the sentence as the proponent's belief.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*8 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 942791 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Raytheon** Company
Publicly Available **March 11**, 1998

LETTER TO SEC

January 22, 1998

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re: Raytheon Company - File No. 1-13699

Statement of Reasons for Omission of Shareholder

Proposal Pursuant to Rule 14a-8(d)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon" or the "Company") has received a stockholder proposal (the "Proposal," attached hereto as Exhibit A) from Franklin Research & Development Corporation ("Franklin"), on behalf of Raytheon stockholder Alissa Shethar (the "Proponent"), that Ms. Shethar wishes to have included in Raytheon's proxy statement (the "Proxy Statement") for its 1998 annual meeting of stockholders (the "1998 Annual Meeting").

Upon receipt of the Proposal, Raytheon called Franklin on January 13, 1997 to emphasize Raytheon's desire to meet with the Proponent, discuss her concerns and to provide her with any information regarding executive compensation which she might deem helpful. By letter dated January 14, 1998 to Simon Billenness at Franklin (attached hereto as Exhibit B), Raytheon reiterated its willingness to meet with Franklin and the Proponent, or any other shareholder, to discuss the concerns articulated in the Proposal. Raytheon also stated its desire to meet in order to discuss certain of the specific assertions made in the Proponent's supporting statement, which, as discussed further below, Raytheon felt were inaccurate or misleading. To date, the Company has had no response from Franklin or the Proponent regarding the Company's offer.

On behalf of Raytheon, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement, for filing pursuant to 14a- 8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To the extent that the reasons for exclusion of the Proposal are based on matters of law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(d)(4). Pursuant to Rule 14a-8(d), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. In addition, pursuant to 14a-8(d), Raytheon has notified the Proponent of its intention to omit the Proposals from the Proxy Statement and has forwarded to the Proponent a copy of this letter.

Ms. Shethar's Proposal reads as follows:
THEREFORE, BE IT RESOLVED that shareholders urge the Board to address the issue of runaway remuneration of CEOs and the widening gap between the highest paid and lowest paid workers. In so doing, shareholders request the company publish in next year's proxy materials, the ratio between total CEO compensation (including the value of stock options) and compensation for the lowest paid US workers at Raytheon (including the value of stock options) for each of the last 10 years.

*2 Raytheon submits that this resolution cannot be viewed as a single proposal, but rather should be viewed as three separate proposals (collectively, the "Proposals"), namely:
Proposal # 1: "Shareholders urge the Board to address the issue of runaway remuneration of CEOs."
Proposal # 2: "Shareholders urge the Board to address the widening gap between the highest paid and lowest paid workers."
Proposal # 3: "Shareholders request the company publish in next year's proxy materials the ratio between total CEO compensation (including the value of stock options) and compensation for the lowest paid US workers at Raytheon (including the value of stock options) for each of the last 10 years.

Raytheon believes that the Proposals do not satisfy certain of the requirements of Rule 14a-8 and, on behalf of Raytheon, we hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposals from the Proxy Statement. Specifically, Raytheon intends to omit the Proposals for the following reasons: (i) the Proposals include more than one proposal in violation of Rule 14a-8(a)(4); (ii) the Proponent has failed to notify Raytheon as to attendance at the 1998 Annual Meeting in violation of Rule 14a-8(a); (iii) the "supporting statement" contains misleading and/or vague statements in violation of Rule 14a-8(c)(3); (iv) Proposal # 1 deals with a matter that is beyond Raytheon's power to effectuate in violation of Rule 14a-8(c)(6); (v) Proposal # 1 contains misleading and/or vague statements in violation of Rule 14a-8(c)(3); (vi) Proposal # 2 contains misleading and/or vague statements in violation of Rule 14a-8(c)(3); (vii) Proposal # 2 relates to the conduct of ordinary business operations of Raytheon in violation of Rule 14a-8(c)(7); (viii) Proposal # 2 deals with a matter that is beyond Raytheon's power to effectuate in violation of Rule 14a-8(c)(6); and (ix) Proposal # 3 relates to the conduct of ordinary business operations of Raytheon in violation of Rule 14a-8(c)(7).

I. General

A. The Proposal includes more than one proposal in violation of Rule 14a- 8(a)(4)
.

Rule 14a-8(a)(4) provides that a proponent may submit no more than one proposal for inclusion in a registrant's proxy materials for a meeting of security holders. The Staff has on numerous occasions allowed a company to exclude all proposals of a proponent from its proxy materials where the proponent has submitted more than one proposal, and has not reduced the number of proposals to one within 14 calendar days of notification by the registrant under Rule 14a-8. Merck & Co., Inc. (available January 29, 1997); Ameritech Corporation (available January 3, 1997). While neither the Exchange Act nor the rules and regulations promulgated thereunder specifically define what constitutes a "proposal," the Staff has consistently taken the position that "substantially distinct" proposals may not be considered a single proposal for purposes of Rule 14a-8(a)(4). Doskocil Companies Incorporated (available May 4, 1994); NMR of America, Inc. (available May 11, 1993). Rather, the Staff has concluded that multiple proposals will be deemed to constitute a single proposal only when such proposals relate to one specific concept. Computer Horizons (available April 1, 1993) (elements of the proposal all relate to elimination of anti-takeover defenses); McDonalds Corporation (available December 2, 1992) (proposal relating solely to forms of compensation of officers and directors).

*3 The Proposals submitted by the Proponent cannot be said to relate to one specific concept, other than in the vaguest possible sense. Proposal # 1 is concerned solely with CEO compensation, while Proposal # 2 relates to the compensation of certain other classes of employees of the Company. Unlike either of the first two proposals, Proposal # 3 is purely related to disclosure. Furthermore, if adopted, each of the Proposals would require a separate and distinct action on the part of the board of directors. Although all three proposals relate to "compensation" in a general sense, the Staff has, in prior no-action letters, found compensation-related proposals to be distinct proposals, and has therefore found such proposals excludable under Rule 14a-8(a)(4). In Ameritech Corporation (available January 3, 1997), the Staff found that proposals which would require the Company (i) to determine compensation in relation to profits and dividends, (ii) to stop granting bonuses, and (iii) to stop granting stock options, were separate and distinct proposals and could therefore be omitted. See also USLIFE Corporation (available January 28, 1993) (proposals that (i) would limit the CEO's salary to 50 times the average salary of the Company's employees and (ii) would preclude the CEO and other top officers from receiving bonuses in years where the Company's earnings does not reach a certain target, were distinct proposals and could therefore be excluded); Fotoball, Inc. (available May 6, 1997) (proposals relating to (i) director compensation and (ii) limitations on non-employee directors ability to receive compensation for outside services, were distinct proposals). The Company believes that because each of the three Proposals speak to distinct compensation issues, and because each Proposal requests a separate action be taken by the board of directors, the Proposals must be viewed as three distinct proposals.

In a letter dated January 21, 1998 (the "Raytheon Letter", attached hereto as Exhibit C), Raytheon notified the Proponent's representatives of the one proposal limitation and requested that the Proponent submit only one proposal. In the event the Proponent does not respond within 14 calendar days, as required by Rule 14a-8(a)(4), Raytheon intends to omit the Proposal from the Proxy Statement.

B. The Proposal may be omitted pursuant to Rule 14a-8(a) because the Proponent has failed to notify Raytheon as to attendance at the 1998 Annual Meeting.

Rule 14a-8(a) provides that in order for a stockholder to present a stockholder proposal for inclusion in a registrant's proxy materials, the stockholder must "notif[y] the registrant of his intention to present a proposal for action at a forthcoming meeting of the registrant's security holders." Raytheon notified the Proponent of this defect in the Proposal in the Raytheon Letter. As of the date hereof, the Proponent has not notified the Company as to whether the Proponent or an authorized representative will be present at the 1998 Annual Meeting in order to present the Proposal. Since the Proponent has not properly presented the Proposal pursuant to Rule 14a-8(a), the Company may omit such Proposal from its proxy materials.

*4 C. The "supporting statement" contains misleading and/or vague statements in violation of Rule 14a-8(c)(3).

Rule 14a-8(c)(3) permits the omission of a stockholder proposal "[i]f the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Company believes that the "supporting statement" violates Rule 14a-9, which prohibits false or misleading in proxy soliciting materials, in a number of significant respects and may therefore be omitted under Rule 14a-8(c)(3).

1. The fourth "Whereas" clause in the Proponent's supporting statement is inaccurate and misleading. This clause defines Raytheon's industry peer group as the S&P Aerospace/Defense Index. This is not correct. After taking several years to review Raytheon's inclusion in the Index, Raytheon was finally removed from this Index by Standard & Poor's in 1996 because the ratio of Raytheon's commercial businesses to its defense/aerospace businesses for prior years was not comparable to that of the other companies in the Index. Standard & Poor's placed Raytheon in a new index, which currently consists only of Raytheon.

Standard & Poor's rationale for removing Raytheon from the Aerospace/Defense Index is clear once the change in the ratio of Raytheon's commercial businesses to its aerospace/defense businesses is examined. Raytheon's ratio of commercial to aerospace/defense businesses in 1993 was 54%, increasing to 65% in 1994, then leveling off at 60% in 1995 and 1996. For comparison, in 1989 and 1990, prior to the dramatic decline in defense procurement, Raytheon's ratio of commercial to aerospace/defense businesses had been 38% and 39%, respectively. By removing Raytheon from its Aerospace/Defense Index, Standard & Poor's acknowledged that the Index did not offer a reasonable basis for comparing Raytheon with the other companies in the Index. Due to Raytheon's high percentage of commercial business in 1993, 1994, 1995 and 1996, comparison of Raytheon with the other companies in the S&P Aerospace/Defense Index for these years is meaningless, and to make such a comparison is misleading to Raytheon shareholders.

Notwithstanding any argument the Proponent may advance as to the relevance of a comparison of Raytheon's returns to those of the S&P Aerospace/Defense Index for periods when Raytheon was included in the Index, it is certainly a misrepresentation of the facts to continue to make the comparison for the period after which Raytheon was excluded from the Index. Furthermore, should the Proponent desire to continue to use the Aerospace/Defense Index for the period up to July 1996, which we believe is misleading for the reasons discussed in the previous paragraph, they should be required to use the S&P Index in which Raytheon is currently categorized for the period from July 1996 to the present.

2. The seventh "Whereas" clause in the Proponent's supporting statement is both factually incorrect and misleading in a number of respects. This clause states in part that: "In addition, the company awarded Dennis Picard an estimated $12 million in cash compensation to postpone his retirement. These generous cash compensation increases will significantly increase Mr. Picard's impending pension payments." These statements misrepresent the truth. First, the first sentence quoted above suggests that Mr. Picard actually received an additional $12 million in cash in 1996. There was no such $12 million cash payment to Mr. Picard. The Proponent may be referring to a Restricted Unit Award Agreement, dated as of April

23, 1997 pursuant to which Mr. Picard was awarded 200,000 restricted units. Although one- third of the award has vested, the terms of the restricted unit agreement require all payments to Mr. Picard (which are in the form of cash not stock) to be deferred until after his retirement. Accordingly, to date, Mr. Picard has not actually received any cash compensation from this award. Second, the Proponent's language suggests that this award was a new award presented to Mr. Picard in 1996. In fact, the award was a replacement award for a 1991 restricted stock award for which the final increment vested on August 28, 1997. Furthermore, despite the fact that any payments received as a result of this award will be received after retirement, these payments are not pension payments, but elements of Mr. Picard's deferred compensation package. In fact, payments under this award have no bearing on Mr. Picard's pension benefits - which are based on over 41 years of service with the Company. Finally, unlike fixed pension payments, Mr. Picard has chosen to put the future appreciation of any amounts receivable pursuant to this award at risk by connecting it to the appreciation of Raytheon common stock.

*5 3. The eighth "Whereas" clause is also misleading. It states:

"WHEREAS, in 1995, Dennis Picard earned 229 times the pay of Raytheon's lowest paid US union worker, and in 1996, Mr. Picard earned 377 times the pay of Raytheon's lowest paid US union worker;"

Raytheon believes this comparison to be unhelpful at best and more likely to mislead other stockholders than to aid in an understanding of CEO compensation. The Proponent does not provide any justification as to why such a comparison is either relevant from a business perspective, or useful from a social perspective. By simply stating the ratio without more, the Proponent attempts to suggests that the CEO and the lowest paid worker at the Company can be compared on an "apples to apples" basis. This of course cannot be the case, yet the Proponent does not provide any additional information which might make the comparison useful. Pay levels in all companies are based on a variety of significant factors which are relevant for any meaningful comparison of two individuals. Such factors include importance of the work performed, level of seniority within the organization, number of years of overall work experience, and the nature of prior work experience. Consequently, it seems both irrelevant and, in fact, reckless to compare Mr. Picard's compensation with the lowest paid worker who is generally much younger and less experienced with less training and less responsibility than Mr. Picard.

The problem is exacerbated by the Proponent's inclusion of a different, but similar, ratio in the second "Whereas" clause of the supporting statement. In that clause, the Proponent uses a ratio of U.S. CEO pay to the "average" factory worker's pay, rather than the lowest paid worker's pay. By using an average, rather than the lowest possible number, the ratio becomes a smaller number - a subtle distinction likely to be missed by many stockholders. When compared against the ratio provided for Mr. Picard, Mr. Picard's compensation looks artificially inflated and far above the average. While Raytheon believes that any ratio comparing CEO pay to factory worker's pay must be qualified by the factors described above, it is certainly misleading to present these two comparisons together without highlighting the distinction and its effects.

II. Proposal # 1

A. Proposal # 1 deals with a matter that is beyond Raytheon's power to effectuate in violation of Rule 14a-8(c)(6).

Raytheon also intends to omit Proposal # 1 pursuant to Rule 14a-8(c)(6) because it "deals with a matter beyond the registrant's power to effectuate." In prior no-action letters, the Staff has found that where the Proposal "does not provide any guidance" as to how a board of directors can comply with the action requested by the proposal, and the company cannot therefore, effectuate the purposes of the proposal, the proposal is excludable under Rule 14a-8(c)(6). General Motors Corporation (available March 9, 1981). Proposal #1 suffers from such a defect in that it requests that the board of directors of Raytheon "address the issue of runaway CEO compensation." The Proponent does not offer any guidance as to how the board of directors would approach such an issue. Furthermore, any proposed action plan would likely itself be beyond the board's power to effectuate. The board of directors of Raytheon has the power to address issues only as they relate to Raytheon's employees. Accordingly, any changes in the structure of the compensation paid to Raytheon's CEO which might result from board action would have only the effect of altering Mr. Picard's compensation and would not address the broader cultural issue of "runaway CEO compensation" in general. Thus, as a practical matter the board would not be able to effectuate the goal of the proposal and therefore intends to omit Proposal #1 pursuant to Rule 14a- 8(c)(6).

*6 B. Proposal #1 contains misleading and/or vague statements in violation of Rule 14a-8(c)(3).

As noted in Section I.C. above, Rule 14a-8(c)(3) permits the omission of a stockholder proposal "[i]f the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." In prior no-action requests, the Staff has found it proper to omit certain stockholder proposals pursuant to Rule 14a-8(c)(3) where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." [FN1]

FN1. Philadelphia Electric Co. (available July 30, 1992). See also E.I. du Pont de Nemours and Co., (available February 13, 1992) ("Du Pont"); Loews (available January 25, 1991) ("Loews"); Coca-Cola Company (available February 6, 1978) ("Coca-Cola"); Minnesota Mining and Manufacturing (available February 25, 1976).

End of Footnote(s).

Proposal #1 requests that the board of directors of Raytheon "address the issue of runaway CEO compensation." In so doing, the inevitable implication is that Raytheon's CEO is in fact a beneficiary of such "runaway CEO compensation." Although the Proponent does not define "runaway CEO compensation," Raytheon believes it is misleading to include Mr. Picard in such a category. According to same Business Week article cited by the Proponent, Raytheon's CEO compensation for the years 1994-1996 ranked ninth out of 19 companies included in the "Electrical/Electronic Segment." For further comparison, Raytheon used the same data presented in that article to determine where Mr. Picard's 1994-1996 total compensation would fall relative to CEOs in other related industry groups. The data demonstrate that, when compared against other CEOs in the Aerospace Segment,

Mr. Picard's compensation ranked eighth of nine companies included, and when compared against CEOs in the Conglomerate Industrial Segment, Mr. Picard's compensation ranked seventh out of ten companies. Furthermore, in 1996, Mr. Picard's compensation ranked below the average level of compensation in each of the three industry groups. Thus, while the highest paid CEOs in each industry group may, in fact, be the beneficiaries of "runaway CEO compensation" Raytheon believes it is misleading to suggest that Raytheon's CEO falls within that category and therefore intends to omit Proposal #1 on this basis.

III. Proposal #2

A. Proposal #2 contains misleading and/or vague statements in violation of Rule 14a-8(c)(3).

As noted in Section II.B. above, Rule 14a-8(c)(3) permits the omission of stockholder proposals which are "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

*7 Proposal #2 requests that the Board address "the widening gap between the highest paid and the lowest paid workers." The proposal is vague because it provides no indication as to what types of actions would satisfy the desires of the Proponent. [FN2] Any of the following might satisfy the literal language of the resolution. The board might: (a) increase the pay of the lowest paid workers while declining to increase the pay of the highest paid workers; (b) increase the pay of the lowest paid workers at a faster rate than that of the highest paid workers; (c) decrease the pay of the highest paid workers while keeping the pay of the lowest paid workers constant; or (d) decrease the pay of the highest paid workers while increasing the pay of the lowest paid workers. While each of these solutions would have the effect of addressing the widening gap between the highest and lowest paid workers, each could have drastically different effects on the overall business of Raytheon. For instance, a decision by the board to either decrease the pay of the highest paid workers or to pay less than market rates for high-level positions might cause a migration of talent from the company. Alternatively, a decision to increase dramatically the compensation of the lowest paid workers might disproportionately increase the costs of production, diminish Raytheon's ability to remain price-competitive, and contribute to a reduction in the net income of the Company -- and, consequently, result in a decrease in returns to shareholders.

FN2. In Du Pont, the Staff found a similar proposal, one which related to reviewing the Company's executive compensation "with the goal of bringing salaries in line with the realities of the domestic economy, and that of their international peers," as so vague and indefinite as to warrant exclusion from the Company's proxy materials.

End of Footnote(s).

As currently proposed, Proposal #2 is so vague and indefinite that the voting "measures" were the subject of the Proposal.

VIOLATION OF STATE LAW

*5 Rule 14a-8(c)(2) provides that a proposal may be omitted where, if implemented, it would require the registrant to violate any state law. The Proposal may be interpreted to refer to certain agreements which Wendy's has already entered into with a number of its key executives. Those agreements are contingent, upon other things, upon the merger or acquisition of Wendy's. If the Proposal included these agreements, it would require Wendy's to breach its existing agreements if a merger or acquisition occurred. The Ohio Supreme Court recently held that an employment agreement which provided benefits to an officer of a corporation contingent upon a change of corporate ownership was not void as against public policy, and was therefore valid and enforceable. Worth v. Huntington Bancshares, Inc., 43 Ohio St.3d 192 (June 21, 1989). The Proposal, if implemented with such interpretation, would therefore require Wendy's to breach a valid and enforceable employment contract in violation of Ohio law.

The Staff has previously taken a position that a proposal which would require the registrant to breach existing employment contracts in violation of state law would be excludable under 14a-8(c)(2). Brunswick Corporation (available January 31, 1983).

Therefore, if the Proposal was interpreted as set forth above, the Proposal would be properly excludable under Rule 14a-8(c)(2).

BEYOND REGISTRANT'S POWER TO EFFECTUATE

Under Rule 14a-8(c)(6), a registrant may omit a proposal if it "deals with a matter beyond the registrant's power to effectuate". If the Proposal were interpreted to include the employment agreements described in the preceding section, the Proposal would require Wendy's to "eliminate" such agreements. The enforceability of similar agreements has been upheld by the Ohio Supreme Court in Worth, supra. Since Wendy's does not have the unilateral right to refuse to perform if the employment agreements are triggered, the Proposal, if interpreted to include the employment agreements, would constitute a matter which is beyond Wendy's power to effectuate. Therefore, the Proposal would be properly excludable under Rule 14a-8(c)(6).

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff confirm that it will not recommend any enforcement to the Commission if the Proposal is omitted from the Wendy's 1990 proxy materials. To the extent that the foregoing reasons for omitting the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(d)(4).

If you have any questions or require additional information, please contact me at (614)764-3228.

Should the Staff disagree with our conclusion regarding the omission of the Proposal from the proxy statement, we would appreciate an opportunity to confer with the Staff regarding these matters prior to the issuance of its Rule 14a-8(d) response.

Please acknowledge receipt of this letter and enclosures by date-stamping an enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

*6 Sincerely yours,
Dana Klein

Senior Corporate Counsel

ENCLOSURE

EXHIBIT A

November 9, 1989

Larry Schauf

Corporate Secretary

Wendy's International, Inc.

Box 256

Dublin, OH 43017 -0256

Dear Mr. Schauf,
Enclosed please find a stockholder resolution for inclusion in the 1990 Proxy Statement.

I have been the owner of record of common stock in Wendy's International for many years. I have also been a participant in the Dividend Reinvestment Program. My account number is 4910700000. I intend to continue ownership of these shares through the date of the next shareholders meeting. Please accept this as my affidavit of eligibility to propose a resolution for the 1990 proxy statement.

If you have any questions or need any further information, please feel free to contact me at any time.

Thank you and kindest regards.

Sincerely,
Charles A. Tyrrell

ENCLOSURE

RESOLVED: that the stockholders of Wendy's International Incorporated, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors take the steps necessary to eliminate all anti-takeover measures previously adopted and refrain from adopting any in the future.

REASONS

Anti-takover measures have proven to have NO value to the stockholder. The value of these measures is to entrench management in their current positions.

Our stock is currently trading at approximately 1/3 of the value that it had been trading at before management's write-off in connection with the ill fated Sisters Chicken and Biscuits. If there is an institution or individual who would like to offer more value per share than the stockholders are receiving from current management, they should be unencumbered by such anti-takeover measures, in their efforts to make such an offer.

A vote for this resolution is a vote for stock value.

SEC LETTER

1934 Act / s 14(a) / 14a-8

February 6, 1990

Publicly Available February 6, 1990

Re: Wendy's International, Inc. (the "Company") Incoming letter dated December 18, 1989

The proposal relates to the elimination of previously adopted "anti-takeover" measures and for the Company to refrain from adopting such measures in the future.

There appears to be some basis for your view that the proposal may be excluded entirely from the Company's proxy materials pursuant to rule 14a-3(c)(3). In arriving at our position, the staff has particularly noted that the proposal, if implemented, would require the Company to determine what constitutes an anti-takeover measure. In the Division's view the determination would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the Committee if the proposal was implemented. Accordingly, we believe that the proposal is so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainly what actions the Company would take under the proposal. The staff, therefore, believes that the proposal may be misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal. Under these circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In arriving at a position, the staff has not found it necessary to address the alternative basis for omission upon which you rely.

*7 Sincerely,

John C. Brousseau

Special Counsel

Securities and Exchange Commission (S.E.C.)

1990 WL 285958 (S.E.C. No - Action Letter)

END OF DOCUMENT

December 10, 1992

Securities and Exchange Commission

Office of Chief Counsel

Division of Corporation Finance

450 Fifth Street, N.W.

Stop 3-3

Washington, D.C.

Re: Pacific Gas and Electric

Shareholder Proposals By

Nick and Lisa Rossi

Dear Sir or Madam:

We believe that both of our proposals should be included in Pacific Gas and Electric's 1993 proxy for two obvious reasons. 1. Both proposals were submitted within the proper time period for submitting proposals, and 2. They both address subjects the S.E.C. has deemed proper for shareholder consideration, yet the two proposals are substantially different.

TIME PROPOSAL WAS SUBMITTED

The Bhattacharjee proposal was submitted in March 1992, the McEnvoy proposal was submitted in April, 1992. Both of these proposals were either submitted too late for the 1992 Annual Meeting or too early for the 1993 Annual Meeting. The S.E.C. has no explicit rule saying how early a proposal can be submitted, it is only logical that a proposal for the following year must be submitted after the business at the annual meeting has been conducted. To take this to its logical extreme, a PG & E shareholder could submit a shareholder proposal for the 1999 annual meeting, tommorow. With this in mind we believe the Bhattacharjee and the McEnvoy proposals should not be included in the proxy because they were submitted too early in the year.

TWO SEPARATE PROPOSALS

*14 Nick Rossi's proposal and Lisa Rossi's proposal should not be considered substantially the same proposal, mainly because one proposal addresses the Chief Executive Officer (an employee) and the other proposal addresses the Board of Directors (the elected representatives of the shareholders). Both position's compensation are a deep concern of all the shareholders. The compensation of both the C.E.O. and the Board of Directors should and could not be addressed in one proposal. The compensation of the C.E.O. has always been different than the Board of Directors. Much different in the amount and the method by which they are paid.

In conclusion we believe that our proposals were the only proposals that were submitted at the right time and that both of our proposals contain relevant and substantially different shareholder matter.

Nick Rossi

Lisa Rossi

ENCLOSURE

December 22, 1992

Securities and Exchange Commission

Office of the Chief Counsel

Division of Corporation Finance

450 Fifth Street, N.W., Stop 3-3

Washington, D.C. 20509

Re: Pacific Gas & Electric Company and Shareholders Proxy Proposal Regarding Executive Compensation

Ref: Letter dated December 04, 1992 by PG & E signed by Carmen G. Gonzalez

Dear Sir/Madam:

In a letter addressed to you and copied to me on December 04, 1992, Pacific Gas and Electricity has written to you in the above letter with specific reasons for "omission" [page 4, para 4A.] of my proposals on the subject of "Executive Compensation". My comments on the subject matter are as follows:

1. Without being too technical and phrased with complex legal wording, I wanted to imply in my proposal that Executives--both elected directors and senior managers are paid non-salary compensation that does not match their individual or collective performance of my investment in the company (PG & E).

While I understand the reasons for such incentives to keep the best management professionals employed with the company, yet too much compensation and rewards, in my opinion, do not make those recipients work towards the goal that I vision as a owner of the company.

2. I totally disagree with the causes for omission as explained in the above letter to you sent by Carmen G. Gonzalez and I request that my statement be included in the "next shareholders meeting".

Philosophically speaking my demand for "compensation based on performance" is not new and in fact recent action by SEC on management compensation, is completely favorable to me. I must mention that executive compensation is also under investigation of the U.S. Congress.

3. My Proposal and comments [para D1, pages 9 and 10]:

A. First Clause: Compensation for 13 executives--I took the number $5,747,962 from PG & E's annual statement mailed to me in March 1992.

B. Second Clause: Long-term Debt--I consider 6% increase in long-term debt is significant, specially considering the total dollar amount, and as such my statement is not misleading. The fact is that when millions of dollars are being paid as incentives above and beyond the salary compensation etc.. to executives while the company is incurring long-term debt each year, my opinion in this clause is not misleading, as stated by PG & E to you.

*15 C. Third Clause: My statement is not vague, since this type of comparison of compensation to executives in U.S. corporation vs. other industrialized countries like Japan and West European nations, is very common. Many articles are published on this theme in the Wall Street Journal. I can certainly define the terms, if that is required to put my proposal to the Shareholders Meeting, for clarification.

(i) Financial benefits--mean total of salary, non-salary compensation (both short & long-term) and projected retirement benefits.

(ii) The Top--I mean the top executives--both elected and non-elected senior management (13) who receive such compensation in question.

D. Fifth Clause: My proposal is not ambiguous. My proposal implies non- salary compensation includes--annual incentives, retirement benefits, stock options, life insurance, health benefits etc.

My proposal is aimed towards the directors, senior level management and not to include low-level managers.

E. Last Proposal: Shareholders to vote on a "performance and compensation formula" developed by an independent body. This independent body can be composed of 5 members and such members can be selected in the following manner:

1 member--nominated by the Mayor of San Francisco

1 member--nominated by SEC

3 members--nominated by the shareholders.

My proposal is not vague, rather a new direction which may be difficult to understand.

At the conclusion I must say that I have been a faithful shareholder of PG & E, and yet I believe the company can do better run and earn more for our investment by limiting such bloated "non-salary compensation" to directors and senior managers of PG & E. This type of compensation is absurd when the shareholders as owners are facing tremendous economic pressures due to national and worldwide economic recession. I believe if shareholders adopt my proposals it would guide the company towards better return for my investment and will mean a healthier corporation.

Henceforth I request that my proposals be included in the next Shareholders Meeting.

Sincerely,
Swapan K. Bhattachárjee

SEC LETTER

1934 Act / s -- / Rule 14a-8

February 1, 1993

Publicly Available February 1, 1993

Re: Pacific Gas & Electric Company (the "Company")

Incoming letter dated December 4, 1992

The letter concerns the following four proposals: (1) non-salary compensation of management should be tied to performance indicators; (2) ceilings should be placed on future total compensation of officers and directors, thereby reducing their compensation; (3) total compensation of the chief executive officer should be tied to the Company's performance; and (4) compensation of the board of directors should be paid in common stock.

There appears to be some basis for your view that the third proposal may be omitted from the Company's proxy materials in reliance on Rule 14a-8(c)(11) as substantially duplicative of the first and second proposals. Under the circumstances, the Division will not recommend enforcement action to the Commission if the Company omits the third proposal from its proxy statement in reliance on Rule 14a-8(c)(11) if either proposal 1 or proposal 2 is included in the Company's proxy statement.

***16** The Division is unable to concur in your view that the second and fourth proposals may be omitted from the Company's proxy materials under Rule 14a-8(c)(11) as substantially duplicative of the other proposals. The principal **thrust** of the second proposal appears to be the reduction and imposition of ceilings on total compensation of executive officers and directors. In contrast, the principal focus of the first proposal appears to be linking non-salary compensation of management to certain performance standards. The fourth proposal is distinguishable from these two proposals in that it relates to the form of compensation of the members of the board of directors. Accordingly, the staff does not believe that Rule 14a-8(c)(11) may be relied on as a basis upon which to exclude the second and fourth proposals from the Company's proxy materials.

In addition, there appears to be some basis for your view that the first and second proposals may be excluded under Rule 14a-8(c)(1) as not constituting proper subjects for shareholder action under state law. It appears that these defects could be cured if the proposals were revised in the form of requests that the board of directors "take the necessary steps" to implement the proposals. If the proponents provide the Company with proposals revised in this manner, within seven (7) calendar days of receipt of this letter, the staff does not believe that Rule 14a-8(c)(1) may serve as a basis upon which to exclude the first and second proposals.

The Division is unable to concur in your view that the first, second and fourth proposals may be excluded under Rule 14a-8(c)(3) as false and misleading within the meaning of Rule 14a-9. However, there appears to be some basis for your view that the second clause of the first proposal, "Long- term Debt has gone up significantly during 1991 and even over the 1988 level," may be excluded under Rule 14a-8(c)(3) as potentially false and misleading within the meaning of Rule 14a-9. According, the staff will not recommend enforcement action to the Commission if the Company omits this clause from its proxy materials in reliance on Rule 14a-8(c)(3). In addition, there appears to be some basis for your view that the first clause of the first proposal, "the Company awarded $5,747,962 to 13 executive officers," may be excluded under Rule 14a-8(c)(3). It appears that this defect may be cured if the proponent revises this sentence to state that the Company awarded "$3,511,135" to 13 executive officers. Accordingly, if the proponent provides the Company with a proposal revised in this manner within seven calendar days of his receipt of this letter, the staff does not believe that the Company may rely on Rule 14a-8(c)(3) to omit this portion of the proposal.

In addition, you have expressed your view that the first and second proposals may be omitted under Rule 14a-8(c)(7) because they relate to the Company's ordinary business operations. In the Division's view, it is not clear whether these two proposals are directed at compensation for the Company's executive officers and directors or relate to general compensation policy. If the proposals are intended to limit executive compensation and if the proponents provide the Company with amended proposals making such limitations clear within seven calendar days of the receipt of this letter, the Division is unable to conclude that the proposals may be omitted under Rule 14a-8(c)(7). In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.

*17 Sincerely,

Amy Bowerman Freed

Special Counsel

Securities and Exchange Commission (S.E.C.)

1993 WL 28726 (S.E.C. No - Action Letter)

END OF DOCUMENT

stockholders would not be able to determine with any reasonable certainty which of the above-mentioned actions or measures the board of directors might chose to take in response to the passage of the Proposal. Similarly, in responding to an affirmative vote of the shareholders, the Board would have no guidance as to which steps to take in order to effectuate the proposal and would therefore be required to make highly subjective determinations about the meaning and scope of the proposal's terms - determinations which may be at odds with the intent of the stockholder. See Loews (finding that "the proposal may be misleading because any actions taken by the Company upon implementation...could be significantly different from the actions envisioned by shareholders voting on the proposal"); Coca-Cola (finding that "the magnitude of the board's discretion in this matter... causes the proposal to be misleading). For these reasons, Proposal #2 violates Rule 14a-8(c)(3) and may therefore be omitted from the Proxy Statement.

*8 B. Proposal #2 relates to the conduct of ordinary business operations of Raytheon in violation of Rule 14a-8(c)(7).

Rule 14a-8(c)(7) provides that a Company may omit a stockholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Staff has stated that, under Delaware law, issues concerning "general compensation matters relate to the ordinary business operations of company." BellSouth Corporation (available December 28, 1995) ("BellSouth"). See also Central and Southwest Corporation (available November 26, 1996) ("Central and Southwest "). Furthermore, in instances where a proposal relating to employee compensation is not specifically limited to the compensation of senior executives, the Staff has found that the proposal involves a company's ordinary business operations and may be properly excluded from proxy materials. See FPL Group, Inc. (available February 3, 1997) (proposal relating to restrictions on compensation paid to middle and executive management found to be directed at matters relating to the conduct of the Company's ordinary business operations and was therefore excludable); Battle Mountain Gold Company (available February 16, 1992) (proposal relating to either senior executives or other employee compensation excludable unless revised to include only senior executives); CSX Corporation (available February 13, 1992) (proposal on employee stock ownership or savings plan excludable). Due to the vagueness of Proposal # 2, as described in subsection A. above, it is unclear whether the aim of the proposal is to alter the compensation of the "highest paid employees," the "lowest paid employees" or some combination of both. However, because it is not specifically limited to senior executives of the Company, it deals with ordinary business operations and is therefore excludable under Rule 14a-8(c)(7).

C. Proposal # 2 deals with a matter that is beyond Raytheon's power to effectuate in violation of Rule 14a-8(c)(6).

Raytheon also intends to omit Proposal # 2 pursuant to Rule 14a-8(c)(6) because it "deals with a matter beyond the registrant's power to effectuate." Proposal # 2 requests that the Board address "the widening gap between the highest paid and the lowest paid workers." As noted in Section III.A., above, the Proponent does not offer any guidance as to how the board of directors would approach such an issue. Furthermore, as with Proposal # 1 (discussed in Section II.A., above) any proposed action plan would likely itself be beyond the board's power to effectuate. The board of directors of Raytheon has the power to address issues only as they relate to Raytheon's employees. Accordingly, any changes in the structure of the compensation paid to Raytheon's highest paid and lowest paid workers which might result from board action would have only the effect of altering Raytheon's compensation structure and would not address the broader cultural issue of "the widening gap between the highest paid and the lowest paid workers." Thus, as a practical matter the board would not be able to effectuate the goal of the proposal and therefore intends to omit Proposal # 2 pursuant to Rule 14a- 8(c)(6).

IV. Proposal # 3

*9 Proposal # 3 relates to the conduct of ordinary business operations of Raytheon in violation of Rule 14a-8(c)(7).

In a number of prior no-action letters, the Staff has supported the proposition that the form and presentation of disclosure of executive compensation in a company's proxy materials is a matter of ordinary business and, accordingly, proposals which would only enhance the format or presentation of such information, rather than adding any substance to such disclosure, are excludable by the registrant. See Dominion Resources, Inc. (available October 7, 1997); Southwest Gas Corporation (available May 6, 1996); Long Island Lighting Company (February 22, 1996).

Proposal # 3 would require the company to publish in next year's proxy materials the ratio between total CEO compensation and compensation for the lowest paid US workers at Raytheon for each of the last 10 years. As discussed in Section I.C. above, the inclusion of information relating to the lowest paid worker at the Company, without a detailed description of the experience of the individual and nature of the work performed, is misleading and, consequently, does not provide any additional information from a substantive perspective. As a result, comparison of the CEO's compensation with such an ill-defined and unhelpful benchmark will not add anything to the disclosure. Furthermore, inasmuch as all of the relevant information with respect to the CEO's compensation package is already disclosed, the inclusion of the ratios adds nothing to the disclosure.

* * *

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or Michael Maslansky of this office at (212) 403-1393. If the Staff does not agree with the conclusions set forth herein, please contact me before you issue any formal written response.

Very truly yours,
Adam O. Emmerich

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

LETTER TO SEC

February 9, 1998

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re: Raytheon Company - File No. 1-13699

Shareholder Proposal Submitted by Alissa Shethar

Rule 14a-8 - Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter supplements and amends our letter on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company") to the Commission, dated January 22, 1998 (the "Original Submission"), regarding Raytheon's receipt of a stockholder proposal (the "Proposal,") from Franklin Research & Development Corporation ("Franklin"), on behalf of Raytheon stockholder Alissa Shethar (the "Proponent"). Reference is hereby made to letters dated January 28, 1998 and February 3, 1998 from Franklin to Raytheon (the "January 28 Franklin Letter" and "February 3 Franklin Letter," attached as Exhibits A and B, respectively) and to the letter dated February 3, 1998 from Raytheon to Franklin (the "February 3 Raytheon Letter," attached as Exhibit C.

*10 By letter dated January 21, 1998 (the "January 21 Raytheon Letter") and delivered by hand to the Proponent's representatives on January 21, 1998, Raytheon notified the Proponent of the Company's belief that the Proposal exceeded the one proposal limitation of Rule 14a-8(a)(4). In addition, on January 23, 1998, Raytheon delivered a copy of the Original Submission to the Proponent's representatives which further articulates Raytheon's claim. Prior to the date hereof, Raytheon received the January 28 Franklin Letter and the February 3 Franklin Letter. Although these letters ostensibly attempt to reduce the number of proposals to one, as discussed further below, neither letter accomplishes this task. Consequently, the Proposal continues to exceed the one proposal limitation of Rule 14a-8(a)(4). Since the 14 day period required to allow the Proponent to cure such defect has now elapsed, Raytheon intends to omit the Proposal from the Proxy Statement.

In the January 28 Franklin Letter, Franklin does not attempt to modify the Proposal to reduce the number of proposals to one. Instead, Franklin states that they "would appreciate the opportunity to refine [their] proposal if [Raytheon] consider[s] some of the content to be inaccurate or misleading." Franklin then proposed meeting dates of February 24th or March 10th. Although Raytheon has articulated its willingness to meet with the Proponent and her representative, we do not believe that the Proponent should be allowed to delay the period in which it may cure the defects in the Proposal by suggesting a meeting date almost a month from the date of the letter. Consequently, we do not believe that the 14 day period has been in any way tolled in as a result of such letter. The Proponent has not cured its Proposal in the requisite period, and the Proposal may be omitted.

In the February 3 Franklin Letter, Franklin makes a more significant attempt to revise the Proposal. That letter states that "it was not our intention to request Raytheon's board of directors to take three separate actions, nor do we believe that the proposal asks the company to do so." However, Franklin does not suggest any action which would address each of the three distinct issues raises by the Proposal and discussed in the Original Submission.

In the February 3 Franklin Letter, Franklin further suggests that "the phrase 'in so doing' was included to indicate that all of the resolved clause relates to Raytheon exclusively." Franklin also amends the Proposal such that the Proposal (the "Amended Proposal") should read in its entirety as follows (new language has been highlighted):

THEREFORE, BE IT RESOLVED that shareholders urge the Board to address, as it pertains to Raytheon, the issue of runaway remuneration of CEOs and the widening gap between the highest paid and lowest paid workers. In so doing, shareholders request the company publish in next year's proxy materials, the ratio between total CEO compensation (including the value of stock options) and compensation for the lowest paid US worker at Raytheon (including the value of stock options) for each of the last 10 years.

*11 As discussed at length in the original submission, the Proposal as originally written addresses three distinct aspects of employee compensation and, if actionable, would require the board to take three separate and distinct actions. Nothing suggested by the February 3 Letter has the effect of reducing the three proposals to one. The Amended Proposal must be read as follows:

Proposal # 1: "Shareholders urge the Board to address, as it pertains to Raytheon, the issue of runaway remuneration of CEOs."

Proposal # 2: "Shareholders urge the Board to address, as it pertains to Raytheon, the widening gap between the highest paid and lowest paid workers."

Proposal # 3: "Shareholders request the company publish in next year's proxy materials the ratio between total CEO compensation (including the value of stock options) and compensation for the lowest paid US workers at Raytheon (including the value of stock options) for each of the last 10 years.

Because the Proponent has failed to reduce the number of items included in the Proposal to one in the 14 calendar days of notification of such defect by Raytheon, the Proponent has violated Rule 14a-8(a)(4) of the Exchange Act and, Raytheon therefore intends to omit the Proposal from the Company's proxy statement for its 1998 annual meeting of stockholders.

* * *

Pursuant to Rule 14a-8(d), filed herewith are six copies of this letter and all exhibits referred to herein. In addition, a copy of the letter with exhibits will be forwarded to the Proponent's representative contemporaneously with this filing. If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or Michael Maslansky of this office at (212) 403-1393. If the Staff does not agree with the conclusions set forth herein, please contact me before you issue any formal written response.

Very truly yours,
Adam O. Emmerich

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

ENCLOSURE

February 3, 1998

Mr. Christoph L. Hoffmann

Executive Vice President, Law and Corporate Administration and Secretary

Raytheon Company

Executive Offices

141 Spring Street

Lexington, MA 02173

Dear Mr. Hoffmann,
Franklin Research & Development Corporation is in receipt of your letter of January 21, setting out Raytheon's objections to our stockholder proposal on executive compensation. I would like to respond to the concerns listed in that letter and in the letter to the Securities and Exchange Commission from Wachtell, Lipton, Rosen & Katz, dated January 22.

Firstly, it was not our intention to request Raytheon's board of directors to take three separate actions, nor do we believe that the proposal asks the company to do so. The phrase "in so doing" was included to indicate that all of the resolved clause relates to Raytheon exclusively.

*12 Secondly, in order to clarify that the resolved clause applies only to Raytheon, we hereby insert the phrase ",as it pertains to Raytheon," after the words, "urge the Board to address". This should obviate any possibility that the proposal could be construed as three separate proposals.

I can confirm that a representative of Ms. Shethar will be present at the meeting of shareholders, currently expected to be held on May 27, to present and move the proposal.

Further to my January 28 letter to Ms. Michele Heid, we hope to have the opportunity to meet with representatives from Raytheon to discuss the issues we have raised in our stockholder proposal.

I look forward to hearing from you.

Sincerely,
Simon Billenness

Senior Analyst

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 11, 1998

Publicly Available **March 11**, 1998

***13** Re: Raytheon Company (the "Company")

Incoming letter dated January 22, 1998

The proposal urges the board to address issues relating to the disparity of compensation between its employees and to publish in its proxy materials the ratio between the total compensation paid to the CEO and the Company's lowest paid US worker.

There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(7) as relating to the conduct of the Company's ordinary business operations. We note in particular that the proposal, if implemented, would specify additional disclosures in the Company's proxy materials. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance upon rule 14a-8(c)(7). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

Sanjay M. Shirodkar

Attorney-Advisor

Securities and Exchange Commission (S.E.C.)

1998 WL 113684 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1 International Business Machines** Corporation
Publicly Available **January 19**, 1999

LETTER TO SEC

January 11, 1999

TERESA REGAN, ESQ.

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH ST. N.W.

WASHINGTON, DC 20549

Dear Ms. Regan,
Pursuant to 17 C.F.R. § 240.14a-8(k), enclosed are six copies of the response of the AFL-CIO Staff Retirement Plan (the "Plan") to the no-action request of International Business Machines Corporation relating to the Plan's shareholder proposal.

Please do not hesitate to call me on 202-637-3966 if you have any questions or need anything further.

Very truly yours,
Beth M. Young

Shareholder Initiatives Coordinator

AMERICAN FEDERATION OF LABOR AND CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.

Washington, D.C 20006

(202) 637-5000

ENCLOSURE

January 8, 1999

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: IBM No-Action Letter Request--Shareholder Proposal of AFL-CIO Staff Retirement Fund

Ladies and Gentlemen:
On November 17, 1998, the AFL-CIO Staff Retirement Fund (the "Fund") submitted to International Business Machines Corporation ("IBM" or the "Company") a shareholder proposal (the "Proposal") urging the Company's board of directors (the "Board") to disclose in the Company's proxy materials certain information regarding the relationships, if any, between the Company or the Board, on the one hand, and executive compensation consultants or consulting firms, on the other. The Proposal seeks disclosure of, among other things, the process used to hire, and the extent of non-compensation-related services performed for the Company by, any such consultant or firm.

In a letter to the Commission dated December 3, 1998 (the "No-Action Request"), the Company stated that it intends to omit the Proposal from its proxy materials being prepared for the 1999 annual meeting of shareholders. The Company argues that the Proposal is excludable as relating to the Company's ordinary business operations because it would require disclosure in the Company's proxy materials beyond that required under the Commission's rules.

The proposals in the no-action letters cited by the Company, however, are distinguishable because the disclosure requested in the Proposal (i) relates solely to executive compensation, a subject that is outside the ambit of a registrant's ordinary business, and (ii) would add substance to the disclosure in the Company's proxy materials. Moreover, even assuming that proposals requiring additional disclosure are generally disfavored, important policy and efficiency considerations support an exception to that rule for proposals relating to senior executive compensation. Finally, if the Staff determines that the Proposal as drafted is excludable, the Fund requests an opportunity to cure the defect by revising the Proposal to require the disclosure to be made in a separate report available to shareholders upon request, rather than in the Company's proxy materials.

Enhanced Disclosure in the Registrant's Periodic Reports and Other Filings

*2 The Company argues that a "well-established position" of the Staff, delineated in a series of no-action letters, compels exclusion of any proposal which would require a registrant to supplement disclosures made in its periodic filings. (No-Action Request, p. 2) However, the no-action letters cited by the Company do not compel such a broad rule.

In many of the letters, the subject of the proposals fell within the ordinary business exclusion. For example, in WPS Resources Corp. (publicly available Jan. 23, 1997), the proponent sought disclosure in the registrant's financial statements of the cost of the registrant's "quality program." 1997 SEC No- Act. LEXIS 151, *5-6. The Staff concurred with the registrant's view that "proposals seeking preparation of financial reports containing information in addition to that which is currently reported by a registrant may be omitted on the basis that it relates to the conduct of the registrant's ordinary business." Id. at *9. See also LTV Corporation (publicly available Nov. 25, 1998) (proposal requiring disclosure in registrant's financial statements of certain information regarding its auditors); General Motors Corporation (publicly available Feb. 28, 1997) (proposal requiring disclosure in the annual report of taxes paid and collected by the registrant); E.I. du Pont de Nemours and Company (publicly available Jan. 31, 1996) (proposal requiring disclosure in annual report of certain legal and compliance information); BankAmerica Corporation (publicly available Feb. 8, 1996) (proposal requiring disclosure in the annual and quarterly reports of information regarding the registrant's reserve accounts); American Stores Company (publicly available Apr. 7, 1992) (proposal requiring disclosure of financial information for subsidiaries and business segments).

Other no-action letters cited in the No-Action Request dealt with proposals which would have repackaged information already available to shareholders in another format or source, or otherwise would not have added to the substance of existing disclosure. In Raytheon Company (publicly available Mar. 11, 1998), a proposal sought disclosure in the proxy materials of the ratio of CEO compensation to the compensation of the lowest-paid worker. The registrant argued that "proposals which would only enhance the format or presentation of such information [in a company's proxy materials], rather than adding any substance to such disclosure, are excludable by the registrant" and that the proposal did not "provide any additional information from a substantive perspective." 1998 SEC No-Act. 392, *34-35. See also Long Island Lighting Company (publicly available Feb. 22, 1998) (Staff concurred with registrant's argument that proposal seeking disclosure of stock price, dividend, consumer price index, average worker compensation and CEO compensation "requests the Company to graphically depict substantially the same information it currently provides to shareholders in a different format" and was thus excludable).

*3 Unlike the proposals in the no-action letters discussed above, the Proposal seeks enhanced disclosure relating solely to senior executive compensation, a subject the Staff has consistently refused to characterize as ordinary business. See, e.g., Time Warner Inc. (publicly available Feb. 17, 1998); Pinnacle West Capital Corporation (publicly available Mar. 16, 1993). Moreover, the Proposal does not ask the Company to change the format or presentation of its executive compensation disclosure. Rather, it seeks disclosure of important additional information about the process by which executive compensation is set. Accordingly, the no-action letters cited in the No-Action Request do not require exclusion of the Proposal on ordinary business grounds.

Policy and Efficiency Considerations

Important policy and efficiency considerations militate against excluding proposals (like the Proposal) which seek disclosure of information about how registrants and their boards of directors make decisions regarding executive compensation.

Permitting shareholders to vote on such proposals is fully consistent with the Commission's approach to executive compensation disclosure. The Commission, in promulgating the 1992 rules regarding executive compensation disclosure, recognized both the need for enhanced disclosure and the importance of shareholder input: "The goals of the Commission initiative are to assure that shareholders are well informed and that all the facts regarding the compensation that the shareholders are paying are out in the open, and to foster better accountability of the board of directors to shareholders." Securities Act Release No. 6941, 1992 SEC LEXIS 1642, *6. In the same release, the Commission stated that the compensation committee report in the proxy materials was intended to "bring shareholders into the compensation committee or board meeting room and permit them to see and understand the specific decisions made through the eyes of directors. Id. * 56.

More specifically, the role of compensation consultants in the escalation of executive pay is receiving an increasing amount of public scrutiny. A recent article in The New York Times noted that a "small coterie" of compensation consultants, whose hiring is "typically controlled by management," design senior executive compensation packages. Adam Bryant, "Executive Cash Machine: How the System Inflates Pay Levels," The New York Times, Nov. 8, 1998, Section 3, p. 12 (hereinafter, "Bryant Article"). The Bryant Article described how managers replace consultants whose opinions they do not like with "others more willing to act as [managers'] advocates before the board of directors" and cited the results of interviews with 10 consultants whose estimates of the prevalence of such shopping by their prospective clients ranged from 5 to 20 percent. Id.

Providing shareholders with information about the relationship between a registrant (or its board of directors) and its compensation consultant furthers the Commission's goals of increased clarity and shareholder input. As the Bryant Article shows, the degree of management control over a company's compensation consultant can affect the consultant's recommendations and the ultimate pay package. The Company's shareholders deserve the opportunity to obtain that information about IBM and any consultant it or the Board employs.

*4 IBM argues that supplemental information such as that requested in the Proposal "would not necessarily be meaningful to stockholders at large." (No-Action Request, at 3.) Although it is true that certain information of interest to one shareholder might not be of interest to all, [FN1] that argument is unpersuasive here for two reasons. First, executive compensation is not a "special interest" issue. Indeed, by requiring uniform disclosure by all registrants, the Commission recognized that information relating to executive compensation has value to all shareholders. Second, a majority of the Company's shareholders voting at the annual meeting must signal their interest in compensation consultant disclosure for the Proposal to pass. That process acts as a safeguard against the proxy statement becoming, in IBM's words, "a repository for information of interest to a variety of different groups, each with their own particular interests." (No-Action Request, at 3)

FN1. It is worth noting that such parochial matters would likely not raise significant policy issues and would thus fall squarely within the ordinary business exclusion.

End of Footnote(s).

The executive compensation section of the Company's proxy materials is the appropriate place for the Company to disclose information about its compensation consultants. Shareholders look to that section for all other information on executive pay. Moreover, the requested disclosure would likely consist of only a few sentences and thus would not disrupt the general discussion or obscure other information. Finally, it would be more efficient for the Company to include such minimal additional disclosure in its proxy materials rather than creating a new document.

Amendment of the Proposal

As discussed above, the Fund believes that the Company's proxy statement is the appropriate place for the Company to make the disclosure requested in the Proposal. However, if the Staff determines that the Proposal, as currently drafted, is excludable, the Fund seeks an opportunity to cure that defect by amending the Proposal to request the disclosure in a separate report available to shareholders.

If you have any questions or need further information, please do not hesitate to call me at (202) 637-5019.

Very truly yours,
Kathy L. Krieger

Associate General Counsel

ENCLOSURE

December 3, 1998

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

JUDICIARY PLAZA

WASHINGTON, D.C. 20549

Subject: Stockholder Proposal of the AFL-CIO Staff Retirement Fund

Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof (the "Proposal"), attached as Exhibit A hereto, which Proposal was submitted by the AFL-CIO Staff Retirement Fund (the "Proponent") to the International Business Machines Corporation (the "Company" or "IBM").

The Proposal seeks to have the Company make supplemental disclosure of information in our proxy statement on the Company's relationships with its executive compensation consultants or firms. The Proposal goes on to specifically require the Company to disclose in the proxy statement: (1) the names of such consultants or firms, and the amount of fees or benefits paid in the last fiscal year for their services; (2) the selection and hiring process for such consultants or firms, including specific information on whether management, senior executives or inside directors participated in such selection and hiring process; and (3) the amount and purpose of the fees received by the compensation consultants or firms for any other services provided to the Company.

*5 IBM believes that the Proposal may properly be omitted from IBM's proxy materials being prepared for our 1999 annual meeting of stockholders (the "1999 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7), BECAUSE THE DECISION TO EFFECT DISCLOSURE OF SUPPLEMENTAL INFORMATION IN THE COMPANY'S PROXY STATEMENT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Company believes the instant Proposal relates to our ordinary business operations, and may be omitted from the Company's 1999 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal, if implemented, would require the Company to provide supplemental disclosures in our proxy statement which are not required by any applicable laws or regulations. Omission of the instant Proposal under current Rule 14a-8(i)(7) is fully consistent with the Staff's well-established position, as expressed this year in a variety of no-action letters which have permitted registrants to omit similar proposals also seeking supplemental disclosure of various information in the registrants' periodic reports. See Raytheon Company (March 11, 1998)(proposal urging board to address issues relating to the disparity of compensation between employees, and to publish in its proxy materials the ratio between total compensation paid to the CEO and the company's lowest paid U.S. worker was properly excluded under Rule 14a- 8(c)(7). In the Staff's view, "[w]e note in particular that the proposal, if implemented, would specify additional disclosures in the Company's proxy materials."); ConAgra, Inc. (June 10, 1998)(proposal to establish a political contributions program, and to publish guidelines, as well as comprehensive disclosure on the recipients of such contributions in Company's annual report and Form 10K properly excluded under Rule 14a-8(c)(7). In the Staff's view, "[w]hile the subject-matter of political contributions does not necessarily involve matters relating to the Company's ordinary business operations, we note in particular that the proposal would, if implemented, require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports."); Circuit City Stores, Inc. (April 6, 1998)(to same effect as ConAgra, supra); Burlington Northern Santa Fe Corporation (February 9, 1998) (to same effect as ConAgra, supra); Dow Jones & Company (February 24, 1998)(proposal to have Company supplement its proxy statement disclosures with a listing of dates and locations of all annual meetings held by other public companies also properly excluded under Rule 14a-8(c)(7), as relating to "disclosure in the Company's periodic reports."). In each of the no-action letters cited above, the Staff concurred that proposals could be omitted pursuant to the predecessor to Rule 14a-8(i)(7) because each proposal would, if implemented, require the company to supplement the disclosures it made in its periodic filings. The same result should follow here under Rule 14a- 8(i)(7) to exclude the instant proposal.

*6 Moreover, the instant situation is also equally similar to other recent Staff letters where proposals were excluded as ordinary business when various proponents sought to have registrants expand upon other specific items of interest to them in their periodic reports. See, e.g., LTV Corporation (November 25, 1998)(proposal which would have required footnote disclosure in the Company's annual report of information relating to the financial capacity of the registrant's auditors was also properly excluded under new Rule 14a- 8(i)(7)). As here, other proposals also dealt with the format and content of disclosure in the Company's periodic reports, and also sought information beyond what was required to be disclosed. In each of such other letters, the Staff concurred that the supplemental disclosures requested by the proponents related to the conduct of the ordinary business operations of the registrants and were therefore excluded on such basis. See General Motors Corporation (February 28, 1997)(omission of a proposal asking directors to disclose taxes paid and collected by the registrant in the annual report); WPS Resources Corp. (January 23, 1997) (omission of a proposal requesting supplemental disclosure of the costs of registrant's quality program); E. I. duPont de Nemours and Company (January 31, 1996)(staff properly concurred in omission of proposal under 14a-8(c)(7) which would have required registrant to disclose in its annual report certain specific costs; including: (1) legal costs, including those relating to product and environmental liability, (2) costs for employee medical benefits, and (3) the costs of compliance with environmental regulations); BankAmerica Corporation (February 8, 1996)(proposal to provide detailed disclosure on an annual and quarterly basis about the bank's "reserve accounts" properly excluded as part of the registrant's ordinary business operations); American Stores Company (April 7, 1992)(proposal to have registrant provide income and balance sheet information for each of its operating subsidiaries properly excluded as part of the registrant's ordinary business operations).

The Commission regulates the contents of periodic reports of registrants for the purpose of providing shareholders and potential investors with sufficient information to allow such persons to make informed decisions. It is clear that after the Commission's regulatory disclosure requirements have been satisfied by registrants, they have considerable latitude in deciding what, if any, additional information to include in their reports. In this connection, if the discretionary contents of the Company's proxy statement were not to be considered part of the conduct of the Company's ordinary business operations, this document could well become a repository for information of interest to a variety of different groups, each with their own particular interests. For example, the instant Proponent seeks for the Company to make supplemental disclosures in our proxy statement relating to compensation consultants. Other registrants' proposals have focused on other disclosure matters. As can be seen in each of the earlier Staff letters cited above, these requests have sought supplemental disclosures on such matters as executive compensation, political contributions, taxes, quality programs, legal costs, medical benefits, auditors, and "reserve accounts." Stockholders have sought for other registrants to make their supplemental disclosures in proxy statements, Forms 10K and other periodic reports. The Commission has uniformly concurred in the exclusion of each of such other proposals under the ordinary business exclusion.

*7 If each stockholder's request were required to be addressed in a registrant's periodic reports, such reports could rapidly degenerate into an unwieldy morass of data. And, while the furnishing of such supplemental information requested by an individual stockholder might satisfy the needs of such specific stockholder, it would not necessarily be meaningful to stockholders at large. More importantly, the required and useful information stockholders have come to expect in a company's reports could well become obscured in the morass. For these reasons, the Company hereby reasserts that information over and above that which is required to meet the Commission's proxy reporting and disclosure requirements is and should remain properly left to the Board and the Company as relating to the conduct of the Company's ordinary business operations. In this connection, the Commission has already promulgated detailed regulations concerning proxy disclosures and the Company complies fully with such regulations. The Proponent seeks for the Company to amalgamate and disclose a variety of supplemental information in its proxy materials beyond what is required by the Commission's regulations, and beyond what is disclosed by other registrants. Since the Proposal may clearly be excluded from the Company's 1999 proxy materials pursuant to Rule 14a- 8(i)(7) as relating to the Company's ordinary business operations, we therefore respectfully request that no enforcement action be recommended to the Commission if the Proposal is so excluded under Rule 14a-8(i)(7).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 1999 Annual Meeting. We are sending the Proponent a copy of this submission, thus advising the Proponent of our intent to exclude the Proposal from the proxy materials for the 1999 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,
Stuart S. Moskowitz

Senior Counsel

ENCLOSURE

November 17, 1998

JOHN E. HICKEY

OFFICE OF THE SECRETARY

INTERNATIONAL BUSINESS MACHINES CORPORATION

NEW ORCHARD ROAD

ARMONK, NY 10504

Dear Mr. Hickey:
I write to give notice that pursuant to the 1998 Proxy Statement of the International Business Machines Corporation, a New York corporation, we intend to present the attached proposal at the annual meeting. The undersigned represents that the AFL-CIO Staff Retirement Plan is a holder of over 12,700 shares of voting common stock of the Corporation, and has held the common stock for over one year. In addition, the undersigned represents that it intends to be a holder of the shares through the date on which the annual meeting is held. The proponent is the AFL-CIO Staff Retirement Plan; the address is 815 16th Street, N.W., Washington, D.C. 20006.

*8 The proposals the undersigned or its agent intends to make at the Annual meeting are attached. The undersigned represents that an agent of the AFL-CIO Staff Retirement Plan intends to appear in person or by proxy at the meeting to bring up the proposals included as part of this notice.

I declare that the proponent has no "material interest" other than that believed to be shared by stockholders of the Corporation generally.

Please direct all questions or correspondence on this issue to Chris Bohner, Office of Investment. Mr. Bohner can be reached at 202-637-5244.

Sincerely,
Richard L. Trumka

Trustee, AFL-CIO Staff Retirement Plan

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 19, 1999

Publicly Available **January 19**, 1999

Re: International Business Machines Corporation

Incoming letter dated December 3, 1998

The proposal urges the board to adopt an executive compensation policy requiring disclosure of IBM's relationships with its executive compensation consultants or firms in its proxy statement.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7) as relating to IBM's ordinary business operations. We note in particular that the proposal, if implemented, would specify additional disclosures in IBM's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on that rule.

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Pacific Gas** & Electric Company
Publicly Available February 1, 1993

LETTER TO SEC

December 4, 1992

Securities and Exchange Commission

Office of Chief Counsel

Division of Corporation Finance

450 Fifth Street, N.W.

Stop 3-3

Washington, D.C. 20549

Re: Pacific Gas and Electric Company

Shareholder Proxy Proposals

Regarding Executive Compensation

Dear Sir or Madam:

Pacific Gas and Electric Company (the "Company") has received four shareholder proposals regarding executive compensation for inclusion in its proxy materials for the 1993 Annual Meeting of Shareholders. In March 1992, Mr. Swapan K. Bhattacharjee submitted a proposal regarding the "non-salary compensation" of management, which is attached hereto as Exhibit A. In April 1992, Mr. William J. McEvoy submitted a proposal regarding the compensation of officers, employees and directors, which is attached hereto as Exhibit B. In July 1992, Ms. Lisa Rossi submitted a proposal regarding the compensation of the Company's Chief Executive Officer, which is attached hereto as Exhibit C. Finally, in late July 1992, Mr. Nick Rossi submitted a proposal regarding director compensation, which is attached hereto as Exhibit D.

The Company believes that the proposals submitted by Mr. McEvoy, Ms. Rossi and Mr. Rossi may be omitted from its proxy materials pursuant to Rule 14a- 8(c)(11) of the Securities Exchange Act of 1934 (the "Exchange Act") on the ground that these proposals are substantially duplicative of Mr. Bhattacharjee's previously submitted proposal, which will be included in the Company's proxy materials if amended as specified below to conform with the Exchange Act proxy rules. The Bhattacharjee proposal, as currently drafted, may be omitted pursuant to Rule 14a-8(c)(1) as an improper subject for shareholder action and pursuant to Rule 14a-8(c)(7) because it is not clearly limited to executive officer and director compensation. The McEvoy proposal, as currently drafted, may also be omitted pursuant to Rule 14a- 8(c)(7) to the extent that it seeks to limit the compensation of Company employees who are not directors or executive officers and to the extent that it will affect retired executives' benefits. Finally, all four shareholder proposals may be omitted pursuant to Rule 14a-8(c)(3) on the ground that they contain false and misleading statements contrary to Rule 14a-9.

SUMMARY OF PROPOSALS

1. Bhattacharjee Proposal

Mr. Bhattacharjee's proposal would require that Company management receive all "non-salary compensation" based on (i) GNP and other national economic indicators; (ii) common stock performance; (iii) operating cost; and (iv) long-term debt burden. Mr. Bhattacharjee's proposal would also require that an independent body establish a formula for performance rating based upon these four elements, with ratings to be adopted by the shareholders.

2. McEvoy Proposal

Mr. McEvoy's proposal requests the Board of Directors to amend the Company's "governing instructions" to (i) limit the "total income" from the Company (excluding dividends) received by any officer or employee to $400,000 per year, including an incentive mechanism proposed by Mr McEvoy based on the annual increase in the common stock dividend; (ii) limit increases in "total income" to three percent per year; (iii) limit Board of Directors compensation to $500 per meeting or $12,000 per year; and (iv) limit "retirement pay" to 60 percent of the average of the employee's three highest years of salary for 20 years of service.

3. Lisa Rossi Proposal

*2 Ms. Rossi's proposal recommends that the Board of Directors (i) limit the Chief Executive Officer's "beginning total compensation" to 25 times the average employee's 1992 annual wages or salary; and (ii) provide for increases or decreases in such compensation based on the Company's 10-year average performance (measured by earnings per share and common stock dividends).

4. Nick Rossi Proposal

Mr. Rossi's proposal requests the Board of Directors to amend the Company's "governing instruments" to (i) provide that, beginning in the 1994 fiscal year, the total compensation paid to all members of the company's Board of Directors be in the form of Company common stock, and (ii) require each director to agree in writing to hold at least 80% of the Company shares received as compensation until at least one year after the end of his or her term.

REASONS FOR OMISSION

A. Rule 14a-8(c)(11)--The McEvoy, Lisa Rossi and Nick Rossi Proposals are Substantially Duplicative of the Previously Submitted Bhattacharjee Proposal.

Rule 14a-8(c)(11) provides that a registrant may omit a shareholder proposal from its proxy materials "if the proposal is substantially duplicative of a proposal previously submitted to the registrant, which proposal will be included in the registrant's proxy material for the meeting." The McEvoy, Lisa Rossi and Nick Rossi proposals are substantially duplicative of the previously submitted Bhattacharjee proposal because these proposals, like the Bhattacharjee proposal, request that the Company's Board of Directors implement a mechanism to limit executive compensation and to link executive compensation to Company performance. While the overall objective of these proposals is the same, the particular mechanisms proposed by each shareholder to achieve this objective differ. If all of these proposals were adopted by the Company's shareholders, the Company would be faced with an inconsistent shareholder mandate and with the impossible task of attempting to implement conflicting and contradictory compensation proposals.

For example, both Mr. Bhattacharjee and Mr. McEvoy propose an incentive compensation mechanism for Company management. Mr. Bhattacharjee proposes to tie the "non-salary compensation" of management to GNP and other national economic indicators, operating cost, long-term debt burden and common stock performance. By contrast, Mr. McEvoy proposes an incentive mechanism that ties all compensation in excess of $200,000 to Company performance as measured by the annual increase in the common stock dividend. The McEvoy and Bhattacharjee proposals are inconsistent and could not be implemented simultaneously. If both proposals were adopted by shareholders, the Company would be unable to ascertain which incentive compensation mechanism shareholders would like the Company to implement.

Similarly, both Mr. McEvoy and Ms. Rossi propose to limit overall compensation and yearly compensation increases. Mr. McEvoy's proposal, which applies to all officers and employees, seeks to limit total compensation to $400,000 per year and to limit increases to three percent per year. Ms. Rossi's proposal, which applies only to the Company's Chief Executive Officer, limits total compensation to 25 times the average employee's 1992 annual wages or salary and provides for increases and decreases based on the Company's 10-year average performance. The McEvoy and Lisa Rossi proposals are inconsistent with respect to the compensation of the Company's Chief Executive Officer. Adoption of both proposals would therefore result in an inconclusive shareholder mandate.

*3 The foregoing are merely examples of the inconsistencies between shareholder proposals designed to accomplish a common objective. Additional examples could be cited to illustrate these inconsistencies. Inclusion of all of these proposals in the Company's proxy materials for the 1993 Annual Meeting would result in shareholder confusion and in the possibility of an inconsistent shareholder mandate. Because the four shareholder proposals are designed to accomplish a common objective, the McEvoy, Lisa Rossi and Nick Rossi proposals may be omitted from the Company's 1993 materials pursuant to Rule 14a-8(c)(11) as substantially duplicative of the Bhattacharjee proposal.

If Mr. Bhattacharjee revises his proposal as specified below to comply with the Exchange Act proxy rules, the Company intends to include the Bhattacharjee proposal in its proxy material since the Bhattacharjee proposal was received by the Company prior to its receipt of the other proposals. Alternatively, if Mr. Bhattacharjee does not revise his proposal, the Company intends to omit the Lisa Rossi and Nick Rossi proposals as substantially duplicative of the McEvoy proposal.

B. Rule 14a-8(c)(7)--The Bhattacharjee and McEvoy Proposals Deal with Matters Relating to the Conduct of Ordinary Business Operations.

1. Bhattacharjee and McEvoy Proposals

Since February 1992, the SEC Staff has taken the position that executive compensation proposals may not be excluded from proxy materials pursuant to Rule 14a-8(c)(7) as matters relating to the conduct of ordinary business operations. However, the SEC Staff continues to agree that shareholder proposals regarding general compensation may be omitted on the basis of Rule 14a-8(c)(7) to the extent that such proposals are not clearly limited to executive officer and director compensation. Cracker Barrel Old Country Store, Inc. (October 13, 1992); Gerber Products (April 29, 1992); Grumman Corporation (February 13, 1992); Battle Mountain Gold Company (February 13, 1992); Chrysler Corporation (February 13, 1992). [FN1]

FN1 It is the Company's understanding that the SEC Staff is using the term "executive officer" in accordance with the definition set forth in Rule 3b-7 of the Securities Exchange Act of 1934. Absent any indication to the contrary by the SEC, the Company will construe this term in accordance with Rule 3b- 7.

In Battle Mountain Gold Company (February 13, 1992), for example, the SEC Staff concluded that a shareholder proposal calling for a cut in "management" salaries and stock options was not clearly limited to senior executive officer compensation. The SEC Staff directed the registrant to include the proposal in its proxy materials on the condition that the shareholder amend the proposal to expressly limit its scope to executive officer compensation. The SEC Staff adopted a similar approach with respect to a proposal to amend a "management" incentive plan (Grumman Corporation, February 13, 1992), a proposal to fix the strike price of all "employee" stock options (Chrysler Corporation, February 13, 1992), and a proposal to phase out current "executive" incentive plans (Gerber Products, April 29, 1992).

*4 The Bhattacharjee and McEvoy proposals, like the proposals discussed above, are not clearly limited to executive officer and director compensation. Mr. Bhattacharjee's proposal purports to govern the compensation of "PG & E management," a term which encompasses Company employees who are not directors or executive officers. Mr. McEvoy's proposal applies to any "officer or employee" of the Company is therefore excludable as a general compensation proposal. Since the Bhattacharjee and McEvoy proposals are not restricted to executive officer and director compensation, the Company intends to omit these proposals from its proxy materials pursuant to Rule 14a-8(c)(7) as matters relating to the conduct of ordinary business operations unless the proposals are amended to apply only to executive officer and director compensation.

2. McEvoy Retirement Proposal

The fourth part of Mr. McEvoy's proposal seeks to impose a limitation on retirement benefits. The SEC Staff has consistently agreed that shareholder proposals relating to retirement benefits may be excluded on the basis of Rule 14a-8(c)(7) as matters pertaining to the conduct of ordinary business operations.

Phillips Petroleum Company (February 13, 1992); Marsh & McLennan Companies, Inc. (February 13, 1992); Consolidated Edison Company (February 13, 1992); General Electric Company (February 13, 1992); J.C. Penney Company, Inc. (February 13, 1992); Rohr Industries Inc. (September 10, 1991); General Motors Corporation (March 11, 1991); Ford Motor Company (March 8, 1991); Northrop Corporation (February 27, 1991); Society Corporation (January 26, 1990). Based on the foregoing, the Company intends to omit the portion of Mr. McEvoy's proposal dealing with retirement benefits on the basis of Rule 14a-8(c)(7), independently of any action the Company may take on the remainder of Mr. McEvoy's proposal.

If Mr. McEvoy revises his entire proposal to limit its applicability to directors and executive officers, the retirement portion of the proposal is nevertheless excludable pursuant to Rule 14a-8(c)(7) to the extent that it may affect the benefits of retired executive officers. The SEC Staff has agreed that proposals requiring the renegotiation or termination of a retired executive's benefits may be omitted from proxy materials pursuant to Rule 14a-8(c)(7) as matters pertaining to the conduct of ordinary business operations. General Motors Corporation (February 13, 1992); Unisys Corporation (February 13, 1992). Although Mr. McEvoy's proposal does not mandate the modification of the benefits of retired employees, the proposal, as worded, is not limited to prospective application. Since McEvoy's retirement proposal may be construed to apply retrospectively, the Company intends to omit the retirement portion of Mr. McEvoy's proposal on the basis of Rule 14a-8(c)(7).

C. Rule 14a-8(c)(1)--The Bhattacharjee Proposal is not a Proper Subject for Shareholder Action under California Law.

Rule 14-8(c)(1) allows a registrant to omit from its proxy material a shareholder proposal and any statement in support thereof "if the proposal is, under the law of the issuer's domicile, not a proper subject for action by security holders." The note to Rule 14a-8(c)(1) states that a proposal that mandates certain action by the issuer's board of directors may not be a proper subject matter for shareholder action.

*5 The Company is organized under the laws of the State of California. Under California law, it is the directors, not the shareholders, who are responsible for the management of the corporation. Section 300(a) of the California Corporations Code provides that, subject to the provisions of the California Corporations Code and any limitations in a corporation's articles of incorporation relating to actions requiring shareholder approval, the business and affairs of a corporation are to be managed and all corporate powers shall be exercised by or under the direction of the board. Cal.Corp.Code § 300(a). Furthermore, Article II, Section 2 of the Company's Bylaws provides that the Board of Directors shall exercise all the powers of the corporation except those which are by law, by the Articles of Incorporation, or by the Bylaws conferred upon or reserved to the shareholders.

There are no provisions in the California Corporations Code or in the Company's Articles or Bylaws that in any way limit the authority granted to the Company's Board of Directors with respect to executive compensation. The SEC Staff has expressed the view that, in the absence of any such limits, a shareholder proposal which mandates action may be omitted under Rule 14a- 8(c)(1). See Pacific Gas and Electric Company (January 18, 1991); Chevron Corporation (January 18, 1989); PayLess Drug Stores (April 11, 1975).

The Company's Board of Directors has established a Nominating and Compensation Committee of outside directors, and has delegated to that committee the responsibility for evaluating and making recommendations to the Board of Directors regarding the compensation and benefits policies and practices of the Company. The Committee reviews and approves the compensation of officers and certain non-officers of the company, except for the compensation of the Chairman and Chief Executive Officer, which is established by the full Board.

The Bhattacharjee proposal, as submitted, provides that Company management "would receive all non-salary compensation" based on four specific elements proposed by Mr. Bhattacharjee and that a "formula for performance rating be established by an independent body" based upon these four elements. Thus, Mr. Bhattacharjee's proposal is not merely a recommendation or request, but is a mandate to the Company's Board of Directors to take specific action with respect to "management" compensation.

Thus, because the Bhattacharjee proposal intrudes upon the powers conferred upon the Company's Board of Directors under California law and under the Company's Bylaws, it is not a proper subject for shareholder action under California law and may therefore be excluded from the Company's proxy material pursuant to Rule 14a-8(c)(1).

D. Rule 14a-8(c)(3)--The Bhattacharjee, McEvoy, Lisa Rossi and Nick Rossi Proposals and Supporting Statements are Contrary to the Commission's Proxy Rules.

Rule 14a-8(c)(3) permits a registrant to omit from its proxy material a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The SEC Staff has long recognized that a proposal is improper if it is "so inherently vague and indefinite, that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992); E.I. Dupont de Nemours & Company (February 27, 1989); see also Hanaford Bros. Co. (February 17, 1989). The SEC Staff has also agreed that proposals and supporting statements may be excluded to the extent that they state as a fact a matter which appears to be the subjective conclusion of the proponent or make factual claims with no substantiation or factual support. Kiddie Products, Inc. (February 9, 1989). The Bhattacharjee, McEvoy, Lisa Rossi and Nick Rossi proposals and/or supporting attachments contain several false and/or misleading statements in violation of Rule 14a-9, which justify omission pursuant to Rule 14a- 8(c)(3).

1. Bhattacharjee Proposal

*6 The first clause of the Bhattacharjee proposal is false and misleading because it makes unsubstantiated and factually incorrect claims regarding the compensation of Company officers. Mr. Bhattacharjee alleges that the Company awarded 13 executive officers $5,747,962 in 1991 under the Company's Performance Incentive Plan. In fact, as the Company's 1992 proxy statement indicates, the Company awarded all of its executive officers (13 persons) $3,511,135 in 1991 under the Performance Incentive Plan and Performance Unit Plan. Accordingly, Mr. Bhattacharjee's assertion is false, and his proposal is subject to omission pursuant to Rule 14a-8(c)(3).

The second clause of Mr. Bhattacharjee's proposal is false and misleading because it makes unsubstantiated and factually incorrect claims with respect to the Company's long-term debt. Mr. Bhattacharjee alleges that the Company's long-term debt has gone up "significantly during 1991 and even over the 1988 level." In fact, as the Company's 1991 and 1988 Annual Reports indicate, the Company's long-term debt in 1991 was $8,249,300,000, which represents a 6% increase from the 1990 long-term debt of $7,785,521,000 and a 6% increase from the 1988 long-term debt of $7,781,580,000. Mr. Bhattacharjee's characterization of a 6% increase in long-term debt as "significant" is false and misleading--particularly in the absence of any data indicating the magnitude of the Company's long-term debt over time or the Company's debt- equity ratio.

The third clause of Mr. Bhattacharjee's proposal is excludable pursuant to Rule 14a-8(c)(3) because it is vague and misleading. It is unclear whether Mr. Bhattacharjee intends to compare the United States to Germany and Japan or to "all the industrialized nations with whom USA has a significant trade gap." Moreover, this clause purports to compare "financial benefits to a few at the top" in the United States and in these other unspecified countries without: (i) defining the term "financial benefits"; (ii) defining the term "the top"; or (iii) providing any factual support for its conclusion.

The resolution proposed by Mr. Bhattacharjee in the fifth clause of his proposal is ambiguous and therefore misleading because it fails to define the terms "PG & E management" and "non-salary compensation." As explained in Part B of this letter, it is unclear whether Mr. Bhattacharjee intends to limit his proposal to Company officers and directors or whether he intends to encompass lower-level management personnel. The term "non-salary compensation" is also ambiguous. It is unclear whether Mr. Bhattacharjee's proposal applies to annual incentive compensation only or whether it also applies to such "non-salary compensation" as retirement benefits, Company 401(k) plan matching contributions, stock options, flexible perquisites, health benefits, life insurance and disability benefits.

Finally, the next-to-last sentence of Mr. Bhattacharjee's proposal is vague and ambiguous because it does not define the term "independent body," nor does it define the "ratings" that will be the subject of a shareholder vote. It is unclear whether shareholders will be voting on the performance formula developed by the "independent body" or on the application of that formula in any given year.

*7 For the foregoing reasons, the Company believes that Mr. Bhattacharjee's proposal is false and misleading under Rule 14a-9 and may be omitted from the Company's proxy materials pursuant to Rule 14a- 8(c)(3).

2. McEvoy Proposal

Mr. McEvoy's proposal is subject to omission pursuant to Rule 14a-8(c)(3) on the ground that it is vague and ambiguous. First, Mr. McEvoy's proposal seeks to limit the "total income" received by an officer or employee from the Company to $400,000 per year, but does not define the term "total income." It is unclear whether this term encompasses only base salary and incentive compensation or whether it also includes retirement benefits, Company 401(k) plan matching contributions, flexible perquisites, health benefits, life insurance and disability benefits. In addition, the proposal is ambiguous because it explicitly includes stock options in "total income" but does not specify how the value of stock options is to be determined.

Second, the incentive mechanism proposed by Mr. McEvoy is vague and indefinite. Mr. McEvoy's proposed incentive mechanism is as follows:

"The incentive shall be based on 50% of the amount greater than $200,000.00. This amount shall be tied to the common stock dividend as follows: The average of the present year common stock dividend shall be divided by the average common stock dividend of the preceding year times 50% of the amount over $200,000.00 equals the incentive amount. Total compensation would be $200,000.00 plus 50% of the amount over $200,000.00 plus the incentive pay."

Mr. McEvoy's proposed incentive mechanism is so ambiguous and confusing that it is not clear that shareholders would know what action they were requesting management to take, and management would not be able to ascertain what mandate shareholders intended to give if the proposal were adopted. Accordingly, the proposal may be omitted pursuant to Rule 14a-8(c)(3).

The fourth paragraph of Mr. McEvoy's proposal, which limits the yearly increases in "total income" and provides that, if approved by shareholders, "it" shall become effective three months later, is also vague and ambiguous. It is unclear whether "it" refers to the entire proposal, to the portion of the proposal pertaining to "total income," or to the portion of the proposal pertaining to increases in "total income." It is also unclear whether incentive pay is included in the three percent cap on increases in "total income" or whether incentive pay may be awarded in addition to the three percent increase in "total income."

Finally, Mr. McEvoy's proposal that retirement pay not exceed "60 percent of the average of the three years highest salary for 20 years service" is also vague and indefinite. It is unclear how Mr. McEvoy's proposal would affect the retirement benefits of Company employees with less than 20 years of service and whether, as discussed in Part B.2 of this letter, the proposal is strictly prospective in nature or is intended to affect the benefits of retired Company employees.

*8 For the foregoing reasons, the Company believes that Mr. McEvoy's proposal may properly be omitted pursuant to Rule 14a-8(c)(3).

3. Lisa Rossi Proposal

Ms. Rossi's proposal seeks to limit the "beginning total compensation" of the Company's Chief Executive Officer, but does not define this key element of the proposal. It is not clear whether this term applies only to salary and annual incentive compensation or whether it also applies to long-term incentive compensation, stock options, retirement benefits, Company 401(k) plan matching contributions, health benefits, life insurance, disability benefits, and flexible perquisites. If the proposal is intended to include the latter elements of compensation, then the proposal is vague and ambiguous to the extent that it does not explain how the value of this compensation, particularly the stock options, is to be determined.

In addition, Ms. Rossi's proposal is vague and ambiguous because it does not specify how to determine the "average Pacific Gas and Electric employee's 1992 annual wages or salary." It is not clear how the wages or salaries of part-time employees and various categories of temporary employees will be reflected in this calculation or how overtime pay and shift premiums will affect this calculation.

In sum, the Company believes that Ms. Rossi's proposal contains certain ambiguities which render it misleading and hence excludable pursuant to Rule 14a-8(c)(3).

4. Nick Rossi Proposal

Mr. Rossi's proposal may be excluded from the Company's proxy material because Mr. Rossi's supporting statement impugns the integrity of the Company's directors and charges them with improper conduct, with no factual support whatsoever. Indeed, the SEC Staff agreed that one of the sentences in Mr. Rossi's supporting statement was false and misleading on at least two prior occasions when Mr. Rossi submitted a substantially similar supporting statement. See International Business Machines (January 22, 1992); Scott Paper Company (January 31, 1991).

The SEC Staff has consistently acknowledged that a statement which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" contravenes Rule 14a- 9 and may be excluded under rule 14a-8(c)(3). Note (b) to Rule 14a-9; Fibreboard Corporation (February 21, 1991); Northern States Power Company (March 6, 1991). In addition, shareholder proposals presenting opinions as facts may be excluded from proxy materials pursuant to Rule 14a-8(c)(3). Kiddie Products, Inc. (February 9, 1989).

Mr. Rossi's entire supporting statements presents personal opinions as facts and impugns the integrity of the Company's directors without the slightest factual foundation.

The following sentences from Mr. Rossi's supporting statement are illustrative examples:

1. The second sentence of Mr. Rossi's supporting statement reads as follows:

*9 "In our government, our schools, our law system and our corporations we've lost accountability."

Mr. Rossi provides no factual support or specific examples for his statement. It is apparent that this unsupported generalization is intended to imply that the Company's directors are part of this allegedly pervasive loss of accountability. Mr. Rossi's statement is false and misleading because the directors of the Company are accountable to the shareholders and must stand for election each year. Mr. Rossi presents his personal opinions as facts and provides no evidence to support his allegations.

2. The third and fourth sentences of Mr. Rossi's supporting statement read as follows:

"Everyone wants to be under the umbrella of tenure, seniority, guaranteed contracts and Golden Parachutes. These people want to be handsomely paid whether they do good or bad, completely against the principals of our country."

Once again, Mr. Rossi impugns the integrity of the Company's directors with no factual support. In fact, the Company's directors are not under an "umbrella" of tenure or "protected" by seniority, guaranteed contracts, or Golden Parachutes. The Company's directors are elected annually and have no assurance that their status and compensation will continue from one year to the next.

3. The seventh and eighth sentences of Mr. Rossi's supporting statement read as follows:

"Management in this country has created a monopoly. It doesn't matter if a director knows whether we make widgets or digets as long as he has a degree from a prestigious college and is one of the good old boy club."

Mr. Rossi implies that the Company's directors have no familiarity with the Company's business and owe their positions to their academic and social background. Mr. Rossi's statement is untrue and impugns the integrity and reputation of the Company's directors. Indeed, the SEC has reviewed this supporting statement in the past and has agreed on at least two separate occasions that the eighth sentence of Mr. Rossi's supporting statement is false and misleading and must either be deleted or revised to include those facts necessary to support his assertions. International Business Machines (January 22, 1992);

Scott Paper Company (January 31, 1991).

The foregoing are merely examples of false and misleading statements in Mr. Rossi's supporting statement. Evidence could be offered to show that the balance of the statements are also false and misleading and designed to impugn the character, integrity and personal reputation of the Company directors. For the foregoing reasons, the Company believes that Mr. Rossi's proposal and supporting statement may be omitted pursuant to Rule 14a- 8(c)(3).

CONCLUSION

Based on the foregoing, it is the Company's position and my legal opinion that (1) the McEvoy, Lisa Rossi and Nick Rossi proposals and supporting statements may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(11); (2) the Bhattacharjee proposal, as written, may be omitted on the basis of Rule 14a-8(c)(1) and Rule 14a-8(c)(7); (3) the McEvoy proposal may be omitted on the basis of Rule 14a-8(c)(7); and (4) all four shareholder proposals are subject to exclusion pursuant to Rule 14a- 8(c)(3) because they contain false and misleading statements.

*10 We respectfully request that the SEC Staff indicate that, for the reasons set forth above, it will not recommend any enforcement action to the Commission if the Company omits the Bhattacharjee, McEvoy, Lisa Rossi and Nick Rossi proposals and supporting statements from its 1993 proxy materials. The Company intends to release definitive copies of its proxy materials to its shareholders on or about March 4, 1993 and wishes to release a draft of the proxy material to the printer by February 5, 1993. Accordingly, we would appreciate the Commission's advising us as promptly as possible of its position on our intention to omit the above-referenced proposals and supporting statements.

Enclosed herewith are an original and five copies of this letter with copies of the Bhattacharjee, McEvoy, Lisa Rossi and Nick Rossi proposals attached. An additional receipt copy with a self-addressed stamped envelope is also enclosed. Please return the additional copy to me stamped as appropriate to acknowledge your receipt. A copy of this letter is also being sent to the four proponents. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call the undersigned at (415) 973-6792 or Bruce R. Worthington at (415) 973-2078. If the SEC Staff believes that it will not be able to take the no-action position set forth above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response, as we believe that there may be other reasons supporting the omission of the proposals and the supporting statements.

Thank you for your attention to this matter.

Very truly yours,
Carmen G. Gonzalez

PACIFIC GAS AND ELECTRIC COMPANY

77 Beale Street

San Francisco, CA

415/973-6792

ENCLOSURE

March 12, 1992

Kent M. Harvey

Corporate Secretary

Pacific Gas & Electric Co

77 Beale Street

San Francisco, CA 94106

Re: Shareholder Proposal for 1993 Annual Meeting

Dear Mr. Harvey,
As a stockholder I would like to exercise my right to forwarding the following proposal for consideration by all shareholders in the 1993 annual meeting:

"Whereas, PG & E has been very generous in awarding $5,747,962 to 13 executive officers last year under so called Performance Incentive Plan; and

"Whereas, Long-term Debt has gone up significantly during 1991 and even over the 1988 level; and

"Whereas, in all the industrialized nations with whom USA has significant trade gap, financial benefits to a few at the top in Germany and Japan are limited and are way below U.S. corporate executives and

"Whereas, the Operating Expenses have been going up since 1990; and therefore be it

"Resolved that PG & E management would receive all non-salary compensation based on the following:

I. GNP and other national economic indicators
II. Common Stock performance
III. Operating Cost
IV. Long-term debt burden

Further resolved that a formula for performance rating be established by an independent body based on the above 4 elements and such ratings be adopted by the general shareholders. There is no reason to pay high additional monetary compensation when every single citizen is going through financial crisis in this nation."

*11 Regards.

Truly,
Swapan K. Bhattacharjee

ENCLOSURE

April 3, 1992

To: Board of Directors, Pacific Gas & Electric, 77 Beale St., San Francisco, CA 94106
From: Wm. J. McEvoy, 320 Lafayette Dr. Oxnard, CA 93030, Shares held in JT are 974.

Subj.: Proposal for the 1993 Annual Meeting of Shareholders.

Mr. McEvoy presents the following proposal for action at the 1993 annual meeting.

THE PROPOSAL

The shareholders of Pacific Gas & Electric request the Board of Directors take the necessary steps to amend the company's governing instructions to adopt the following:

No officer or any employee of PACIFIC GAS & ELECTRIC shall receive a total income from the company (exempting dividends on stock they own) in excess of $400,000.00 per year which shall include salary, stock options and incentives. The incentive shall be based on 50 % of the amount greater than $200,000.00. This amount shall be tied to the common stock dividend as follows;

The average of the present year common stock dividend shall be divided by the average common stock dividend of the preceding year times 50 % of the amount over $200,000.00 equals the incentive amount. Total compensation would be $200,000.00 plus 50 % of the amount over $200,000.00 plus the incentive pay.

The total income can be adjusted upwards not exceeding 3 percent a year for inflation and plus incentive pay if applicable. If approved by stockholders, it shall become effective three months later.

Board of Directors shall not receive greatér than $500.00 per meeting or more than $12,000.00 per year. A meeting is a minimum of two hours.

Retirement pay shall not exceed 60 percent of the average of the three years highest salary for 20 years service.

Sincerely
William J. McEvoy

ENCLOSURE

July 6, 1992

Pacific Gas & Electric

K.M. Harvey--Corp. Secretary

77 Beale Street

San Francisco, Ca. 94106

LISA ROSSI PROPOSAL TO BE SUBMITTED IN THE 1993 PROXY

Resolved, that the stockholders of Pacific Gas & Electric recommend that the board of directors adopt the following policy : As relates to future contracts, the Chief Executive Officer's total compensation will be determined as follows : The C.E.O.'s beginning total compensation will be 25 times more than the average Pacific Gas and Electric employee's 1992 annual wages or salary. The C.E.O.'s total compensation will go up or down in direct proportions to the company's performance. To be determined as follows : One half of the compensation shall go up or down gauged against the ten year average earnings per common share (adjusted for stock splits) from 1982 to 1991. The remaining one half shall go up or down gauged against the ten year average dividends per common share (adjusted for stock splits) from 1982 to 1991.

Lisa Rossi holder directly of 1600 common shares certificate # J285419, J342940, SC451983, SC459004, SC493107, ZQS222689

I request that my name and address be placed on the 1993 proxy material. If the company has any objections to this proposal, I request that the company send their objections to the S.E.C. immediately, so as to allow the proponent a fair and ample time to respond and object if necessary.

***12** Lisa Rossi

ENCLOSURE

SUPPORTING STATEMENT

The purpose of this proposal is to pay the Chief Executive Officer based entirely on the company's performance. To do this you must pay gauged against past performance. If the C.E.O. performs better the C.E.O. will be paid more, if the C.E.O. performs worse, the C.E.O. will be paid less. You also need a starting point, a base rate of 25 times more than the average employee's compensation.

For example, if the average Pacific Gas and Electric employee earned $ 32,000.00 in 1992, the C.E.O. would have a beginning total compensation of 25 times more or $ 800,000.00. Pacific Gas and Electric's ten year average earnings per share is $ 1.99. If Pacific Gas and Electric's earnings per share in 1993 rose 20 % to $

2.37, one half of the C.E.O.'s compensation would go up 20 % from $ 400,000.00 to $ 480,000.00. On the other hand if Pacific Gas and Electric's earnings per share in 1993 fell 20 % to $ 1.61, one half of the C.E.O.'s compensation would fall 20 % to $ 320,000.00. The other half of the C.E.O.'s compensation, $ 400,000.00 would rise, fall or stay the same gauged against Pacific Gas and Electric's ten year average divivdend per share of $ 1.66. The following year the process would repeat itself.

ENCLOSURE

July 28, 1992

Pacific Gas and Electric

K.M. Harvey--Corp. Secretary

77 Beale Street

San Francisco, Ca. 94106

NICK ROSSI PROPOSAL TO BE SUBMITTED IN THE 1993 PROXY MATERIAL

The shareholders of Pacific Gas and Electric Corporation request the Board of Directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning on the 1994 Pacific Gas and Electric Corporation's fiscal year all members of the Board of Director's total compensation will be in the form of Pacific Gas and Electric common stock.

The price of the stock paid to the board members shall be the closing price on the New York Stock Exchange of the preceding year.

In addition, each director must sign an agreement to hold onto a minimum of 80 % of the shares paid as compensation at least one year after his or her term expires. Should any director fail to comply with this agreement, such director shall have sixty (60) days from the date of non-compliance to again comply. Failure to again comply shall result in disqualification and such director's position shall be declared vacant.

Nick Rossi holder directly of 600 Pacific Gas and Electric common shares certificate # J438413, ZQS 222709

I, Nick Rossi, request that my name and address be placed on the 1993 proxy material. If the company has any objections to this proposal, I request that the company send their objections to the S.E.C. immediately, so as to allow this proponent a fair and ample amount of time to respond and amend if necessary.

Nick Rossi

ENCLOSURE

SUPPORTING STATEMENT

In this proponent's opinion this is the most important issue before the American public today, 'Accountability'. In our government, our schools, our law system and our corporations we've lost accountability. Everyone wants to be under the umbrella of tenure, seniority, guaranteed contracts and Golden Parachutes. These people want to be handsomely paid whether they do good or bad, completely against the principals of our country. What created this great nation and what gave us stockholders the standard of living we enjoy. That this management would object to it's directors being mandated to have and hold most of their compensation in the form of this company's stock shows how far it's gone.

*13 Management in this country has created a monopoly. It doesn't matter if a director knows whether we make widgets or digets, just as long as he has a degree from a prestigious college and is one of the good old boy club. Next to the Soviet politburo, management has created one of the largest pork barrels ever known. After fifty years a great light shone in the west and the Russians suddenly realized that, "We aint got nuttin" So now they reason! Let's follow those guys over there who got something while our great crop of M.B.A.s have decided to emulate their failed system. We are not talking about this board being paid stock in some screw loose investment, but a rich old company with assets of all kinds more than likely, more healthy than the U.S. Government.

The Rossi family has investigated about 40 Fortune 500 companies. Which we believe represents most industries and presents a good cross section of corporate America. Our study found that all the members of the board of directors all have advanced degrees from prestigious universities. They are virtually all white and male. Even though women represent at least half of our population, we found an occasional sole women, at best two women on these boards. In addition, BLACKS, ASIANS and HISPANICS are seldom seen on these boards.

We came to the conclusion that only ten percent of our population is currently eligible to serve as a board member on an American corporation. To be included in this exclusive ten percent, you must be male, educated (Ivy League or equivalent) and well connected.

We feel that this is a national tragedy of Himalayan proportions. An enormous waste of one of our most precious resources. People who have that innate ability to be innovative, to lead this country's heartbeat--business. But unfortunately, 90 % of our population is excluded, regardless of their ability.

If this board has so little confidence in their ability to run this corporation successfully, that they are not willing to be paid in stock, I would suggest they seek another type of employment. Perhaps golf. I urge stockholders to pass this proposal for the well being of this corporation and America! "A beginning to accountability".

ENCLOSURE

(SEC No-Action Letter)

***1 Centerior Energy Corporation**
Publicly Available **February 27**, 1995

LETTER TO SEC

December 27, 1994

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20459-1004

Re: Centerior Energy Corp. Attempts to Stifle Shareowner Proposal

Gentlemen:
I am writing in response to letter, Centerior Energy Corp., dated 21 December 1994, addressed to your office, and requesting permission to deny shareholders their rights to submit proposals for a vote by the shareowners of Centerior Energy Corporation.

The reason I submitted this proposal to be voted on by all of the stockholders is the fact the stock has decreased in value by over 50 percent as well as the dividends being decreased by 50 percent. This decrease was not the fault of the shareowners but can be directly attributed to the Board of Governors and the CEO. What I am trying to do is to hold down the business as usual dividends, bonuses and perks enjoyed by the Executives of this company while at the same time the owners (Shareholders) of the company are suffering losses through stock depreciation and reduced dividends.

One fact the Centerior Executives apparently do not comprehend is the fact they do not own the company. The Stockholders are the only owners of the company and these Executives merely work for the Stockholders. When times are good they should be rewarded through bonuses and stock dividends. When times are bad, as they are now, they should not be awarded any perks whatsoever.

That is what I am trying to get across through my proposal. When the stock and dividends go back up to their original positions then the proposal is nullified. I can see nothing wrong with this concept.

Since my proposal covers that submitted by Kornelakis, Gruss and Shanks and the fact ?? proposal was submitted first it is suggested that the three proposals be denied in their entirety and the Centerior be directed to include my proposal in its proxy materiels to be mailed on 6 March 1994.

What I don't understand is contained on page 2, KINSALA PROPOSAL paragraph 1. stating the Kinsala proposal may be omitted because it is counter to a proposal to be submitted by the company at the 1995 annual meeting. My proposal is counter to their unsubmitted proposal in that they are requesting stockholder approval for more awards, stock and whatever they can get out of the company. I still believe the owners should have a say in the operation of the company and be given the opportunity to vote on my proposal.

Since the Stockowners are the owners of Centerior Energy Corporation, it is believed we should have a voice in setting pay, dividends and all other perks being disbursed.

Gentlemen, you are our last resort to insure these corporations are run in a manner in which the shareowners can have some say in the companies they own. For this reason it is requested that Centerior be directed to include my proposal whereby all shareowners may have a word in the operation of their company. To deny us this right is definitely not the democratic way our constitution intended.

*2 I am inclosing a copy of the original letter to Centerior Energy outlining my proposal, and reasons therefore, to be voted upon by the stockholders of Centerior Energy, at the next annual meeting.

A reply to the above will most certainly be appreciated as well as your help in allowing shareholders to vote upon this vital issue.

Sincerely,
R.E. Kinsala

218 Southill

San Antonio, TX 78201

CENTERIOR ENERGY CORPORATION

P.O. Box 94661

Cleveland, Ohio 44101-4661

ENCLOSURE

December 21, 1994

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20459-1004

Re: Centerior Energy Corporation Omission of Share Owner Proposals

Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, enclosed herewith for filing are six copies each of four share owner proposals submitted to Centerior Energy Corporation ("Company") for inclusion in the proxy statement for the 1995 annual meeting.

Also enclosed for filing are six copies of a statement indicating the reasons the Company deems the omission of the enclosed share owner proposals from its proxy statement to be proper pursuant to Rules 14a-8(c)(3), 14a-8(c)(6) and 14a-8(c)(9) and 14a-8(c)(11). Since all four proposals deal with executive compensation, the company has combined its statement for omitting these proposals. The Company requests the concurrence of the Staff of the Division of Corporation Finance that no enforcement action will be recommended if the Company omits these proposals from its proxy materials relating to the annual meeting of share owners scheduled to be held April 25, 1995. (The Company plans to mail definitive proxy materials to share owners on or about March 6, 1995.)

Pursuant to the provisions of Rule 14a-8(d), the Company has by copy of this letter notified Mr. Kinsala, Mr. and Mrs. Kornelakis, Mr. Gruss and Mr. Shanks of its intention to omit their proposals from the Company's proxy materials.

Please return the enclosed duplicate original of this letter, stamped to indicate the date of the filing of this material, to me in the enclosed envelope. If you have any comments or questions concerning this matter, please contact either the undersigned at (216) 447-2312 or Kevin P. Murphy, Esq., at (216) 447-3251.

Sincerely,
Janis T. Percio

ENCLOSURE

April 27, 1994

Chief Executive Officer

Centerior Energy Corp.

P.O. Box 94661

Cleveland, Ohio 4401-4661

Dear Sir:
After reading the Third Quarter Report to Shareholders that even though the retail sales were up and operating overhead had been reduced by reducing the staff by 1500 persons. I was surprised to learn Centerior decided to reduce our dividend 50%.

To those of us who are retired and depend upon these dividends for our livelihood, this reduction of dividends coupled with the reduced value of Centerior Stock as a direct result of actions of you and your board of Directors, has affected each and every stockholder financially.

*3 As it stands now, we stockholders are suffering the ?? of the actions by Centerior Energy Executives, namely reduced dividends, and declining stock values, makes me believe, and I'm sure belief meets with majority stockholder approval, that Centerior Executives should also participate along with the Stockholders, therefore I wish to make the following proposal for a vote by the shareholders of Centerior Energy Stock at the next stockholders meeting. This proposal is in two parts: Part 1. "Be it proposed that due to actions by the CEO and the Board of Directors to lower the dividend rate by a 50% reduction from $1.60 per share to $.80 per share that the following be implemented upon approval of the majority stockholders and remain in effect until further notice:

A. Compensation for the CEO be capped at $250,000.00 annually.
B. Compensation for all other Executives be capped at $175,000.00 annually.
C. All Executive pay raises will be held in abeyance.
D. Stock options will not be granted or exercised.
E. Bonuses to Executives, Executive Staff, and/or Board of Directors members for any reason will not be awarded under any condition.

Part 2:

"Be it further that the proposals in Part 1. be terminated upon the dividend of Centerior Energy being returned to $1.60 a share, annually, , and the stock value being returned to $16.00 a share.

The reason I am submitting this proposal is that I believe we all should share in the financial problems of the Corporation. It would not be fair for the share holders to suffer the entire consequences and allow the CEO and Directors to continue receiving their perks as if nothing is wrong with the company. This way encouragement is offered to staff to rectify the problems sooner, then we all can share in the profits.

If, for any reasons this proposal does not meet the time deadline, it should be held for submission to the subsequent stockholder meeting.

Sincerely
R.E. Kinsala

218 Southill Rd.

San Antonio, Tx., 78201

Account Number 37-887-600

ENCLOSURE

STATEMENT OF INTENT TO OMIT THE SHARE OWNER PROPOSALS OF MR. R.E. KINSALA MR. AND MRS. JOHN KORNELAKIS MR. PHILIP GRUSS AND MR. PEARCE H. SHANKS, JR.

PROPOSALS

Four share owner proposals have been submitted to Centerior Energy Corporation ("Company") relating to compensation for inclusion in its 1995 proxy materials. Mr. R.E. Kinsala submitted his proposal and supporting statement by letter dated April 27, 1994 ("Kinsala Proposal"). Mr. and Mrs. John Kornelakis submitted their proposal and supporting statement by letter dated September 26, 1994 ("Kornelakis Proposal"). Mr. Philip Gruss submitted his proposal and supporting statement by letter dated October 28, 1994 ("Gruss Proposal"). Mr. Pearce H. Shanks, Jr. submitted his proposal and supporting statement by letter dated November 8, 1994 ("Shanks Proposal").

On May 3, 1994, the Company received the Kinsala Proposal:

"Part 1. Be it proposed that due to actions by the CEO and the Board of Directors to lower the dividend rate by a 50% reduction from $1.60 per share to $.80 per share that the following be implemented upon approval of the majority stockholders and remain in effect until further notice:

*4 A. Compensation for the CEO be capped at $250,000 annually.

B. Compensation for all other Executives be capped at $175,000 annually.

C. All Executive pay raises will be held in abeyance.

D. Stock options will not be granted or exercised.

E. Bonuses to Executives, Executive Staff and/or Board of Directors members for any reason will not be awarded under any condition.

Part 2. Be it further proposed that the proposals in Part 1. be terminated upon the dividend of Centerior Energy being returned to $1.60 a share, and the stock value being returned to $16.00 a share."

On September 30, 1994, the Company received the Kornelakis Proposal:

"Resolved: That the shareholders of Centerior Energy recommend that the Board of Directors take the necessary steps to freeze all the compensations of the CEO and Board of Directors. All compensation should include any kind of compensation whether money, bonuses, incentives or options of any kind etc. The duration of the freeze should last until the Centerior Energy stock reaches $15.00 mark. When the stock reaches $15.00 and the CEO and the Board of Directors receive any compensation, the Shareholders should also receive a dividend equal percentage wise. The freeze should be effective immediately following the approval of the proposal."

On October 31, 1994, the Company received the Gruss Proposal:

"(a) the management to be reduced by 20%

(b) all management's salaries to be reduced by 30%

(c) all bonuses to be eliminated."

On November 16, 1994, the Company received the Shanks Proposal:

"Resolved that the board of directors be advised to place an annual salary freeze until the company is again sound and that no stock options be issued during this period."

KINSALA PROPOSAL

1. The Kinsala Proposal may be omitted because it is counter to a proposal to be submitted by the Company at the 1995 annual meeting.

Pursuant to Rule 14a-8(c)(9) of the Securities Exchange Act of 1934, a corporation is permitted to exclude a proposal if it is counter to a proposal to be submitted by the Company. The Company is seeking share owner approval of its Equity Compensation Plan ("Executive Plan"), which includes option awards. On November 22, 1994, the Board of Directors awarded stock options and restricted stock awards to executive officers, subject to share owner approval of the Executive Plan. The Executive Plan would also permit the awarding of various other forms of stock-based incentive awards. Since the Kinsala Proposal seeks to prohibit awarding or exercising of options as well as any other form of bonuses (which presumably would include other awards permitted under the Executive Plan), it is clearly inconsistent with the terms suggested in the Executive Plan proposed by the Company. Under Rule 14a-8(c)(9), when a registrant proposal and a share owner proposal present share owners with alternative and complementary decisions, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the share owner proposal may be omitted. See U.S. West, Inc. (available February 8, 1994), The Gabelli Equity Trust (available March 15, 1993) and Fitchburg Gas and Electric Light Company (available July 30, 1991), each of which involved proposals containing alternative and complementary decisions for share owners; and De Anza Properties (available July 12, 1989), May Petroleum Inc. (available January 29, 1988) and Tri-South Investments, Inc. (available March 6, 1985), each of which involved proposals containing opposite decisions for share owners.

*5 The Staff has permitted the exclusion even if the proposal could be characterized as an "alternative" to, rather than "opposite" of, the registrant's proposal. The Kinsala Proposal falls within these parameters and, therefore, is excludable pursuant to Rule 14a-8(c)(9).

For the foregoing reason, the Company is of the view that it may properly omit the Kinsala Proposal from its proxy statement for the 1995 annual meeting.

KORNELAKIS PROPOSAL

1. The Kornelakis Proposal may be omitted because it is counter to a proposal to be submitted by the Company at the 1995 annual meeting.

Pursuant to Rule 14a-8(c)(9) of the Securities Exchange Act of 1934, a corporation is permitted to exclude a proposal if it is counter to a proposal to be submitted by the Company. The Company intends to seek share owner approval of its Director Restricted Stock Ownership Plan ("Director Plan"). The Director Plan and first awards under the Director Plan were approved by the Board of Directors on October 25, 1994 subject to approval of the share owners. Under the Director Plan, directors will be awarded 500 shares of restricted stock beginning on

January 1, 1995 and on each January 1 thereafter. The only criteria for such award is that the director be a director on January 1 of the year in which the award is made. In recognition of this award, the Board of Directors also reduced its annual retainer fee. Since the Kornelakis Proposal seeks to freeze compensation of the Board of Directors at current levels until certain performance standards are met by the Company, it is inconsistent and ambiguous when considered in conjunction with the Director Plan because "freezing compensation" could be interpreted to prohibit modifications to the form of director compensation even if current levels remain the same.

In addition to the Director Plan, the Company is, as discussed above, also seeking approval of the Executive Plan, which includes stock-based incentive compensation awards to eligible employees, including the CEO. Since the Kornelakis Proposal seeks to freeze the CEO's compensation and eliminate the awarding of all incentive compensation to the CEO, it is counter to the intent of management's proposal.

The Kornelakis Proposal is clearly inconsistent with the terms suggested in the Executive Plan and the Director Plan proposed by the Company. Under Rule 14a-8(c)(9), when a registrant proposal and a share owner proposal present share owners with alternative and complementary decisions, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the share owner proposal may be omitted. See U.S. West, Inc. (available February 8, 1994), The Gabelli Equity Trust (available March 15, 1993) and Fitchburg Gas and Electric Light Company (available July 30, 1991), each of which involved proposals containing alternative and complementary decisions for share owners; and De Anza Properties (available July 12, 1989), May Petroleum Inc. (available January 29, 1988) and Tri-South Investments, Inc. (available March 6, 1985), each of which involved proposals containing opposite decisions for share owners.

*6 The Staff has permitted the exclusion even if the proposal could be characterized as an "alternative" to, rather than "opposite" of, the registrant's proposal. The Kornelakis Proposal falls within these parameters and, therefore, is excludable pursuant to Rule 14a-8(c)(9).

2. The Kornelakis Proposal may be omitted because the supporting statement contains false and misleading statements.

Rule 14a-8(c)(3) provides that a corporation may omit a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 which prohibits false or misleading statements in proxy solicitation materials." The supporting statement included with the Kornelakis Proposal contains several false and misleading statements.

The first sentence of the supporting statement reads in part "The CEO and the Board of Directors, time after time cut the dividend in order to benefit themselves". This is clearly an untrue statement. The dividend has been reduced twice during an eight year period; hardly the "time after time" asserted in the supporting statement. Furthermore, as share owners of the Company, the directors and CEO were also adversely affected by the dividend reduction and resulting drop in the stock price. The decision in both instances to reduce the dividend was based solely on the financial position of the Company and the Board's assessment of the future financial outlook of the Company. The Board has a fiduciary responsibility to the share owners of the Company, and to suggest that decisions were made to benefit the Board at the expense of share owners would be to imply that this responsibility had been breached. This is clearly not the case. The supporting statement impugns the integrity of the Board of Directors by claiming that the Directors have gained from the dividend reduction without providing any factual foundation or substantiation. This inflammatory language is directly in violation of Rule 14a-9. Therefore, the Kornelakis Proposal is excludable pursuant to Rule 14a-8(c)(3).

For the foregoing reasons, the Company is of the view that it may properly omit the Kornelakis Proposal from its proxy statement for the 1995 annual meeting.

GRUSS PROPOSAL

1. The Gruss Proposal may be omitted because it is counter to a proposal to be submitted by the Company at the 1995 annual meeting.

Pursuant to Rule 14a-8(c)(9) of the Securities Exchange Act of 1934, a corporation is permitted to exclude a proposal if it is counter to a proposal to be submitted by the Company. As previously discussed, the Company intends to submit to the vote of share owners at the 1995 annual meeting the Executive Plan, which would permit the awarding of various forms of stock- based compensation. Since the Gruss Proposal seeks to reduce salaries and eliminate the awarding of bonuses to management, it is clearly inconsistent with the terms suggested in the Executive Plan proposed by the Company. Under Rule 14a-8(c)(9), when a registrant proposal and a share owner proposal present share owners with alternative and complementary decisions, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the share owner proposal may be omitted. See U.S. West, Inc. (available February 8, 1994), The Gabelli Equity Trust (available March 15, 1993) and Fitchburg Gas and Electric Light Company (available July 30, 1991), each of which involved proposals containing alternative and complementary decisions for share owners; and De Anza Properties (available July 12, 1989), May Petroleum Inc. (available January 29, 1988) and Tri-South Investments, Inc. (available March 6, 1985), each of which involved proposals containing opposite decisions for share owners.

*7 The Staff has permitted the exclusion even if the proposal could be characterized as an "alternative" to, rather than "opposite" of, the registrant's proposal. The Gruss Proposal falls within these parameters and, therefore, is excludable pursuant to Rule 14a-8(c)(9).

2. The Gruss Proposal may be omitted because it deals with a matter beyond the Company's power to effectuate.

Pursuant to Rule 14a-8(c)(6) of the Securities Exchange Act of 1934, a corporation is permitted to exclude a proposal if it deals with a matter beyond the registrant's power to effectuate. The Gruss Proposal is vaguely worded and as such, the Company is unable to interpret this proposal. The proponent seeks to reduce management and management salaries, but the Company has no way of determining what is meant by "management". In addition, the Company is given no benchmark as the basis from which the reductions should be made. Furthermore, the Company is uncertain as to what the proponent means by the term "bonus". It is unclear if the proponent's use of the term "bonus" is meant to eliminate all forms of compensation other than salary which would include awards under the Executive Plan; or merely cash awards.

For the foregoing reasons, the Company is of the view that it may properly omit the Gruss Proposal from its proxy statement for the 1995 annual meeting.

SHANKS PROPOSAL

1. The Shanks Proposal may be omitted because it is counter to a proposal to be submitted by the Company at the 1995 annual meeting.

Pursuant to Rule 14a-8(c)(9) of the Securities Exchange Act of 1934, a corporation is permitted to exclude a proposal if it is counter to a proposal to be submitted by the Company. The Company intends to submit to the vote of share owners at the 1995 annual meeting the Executive Plan. On November 22, 1994, the Board of Directors granted stock options to 50 eligible employees. Since the Shanks Proposal seeks to eliminate the awarding of options, it is clearly inconsistent with the terms suggested in the Executive Plan proposed by the Company. Under Rule 14a-8(c)(9), when a registrant proposal and a share owner proposal present share owners with alternative and complementary decisions, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the share owner proposal may be omitted. See U.S. West, Inc. (available February 8, 1994), The Gabelli Equity Trust (available March 15, 1993) and Fitchburg Gas and Electric Light Company (available July 30, 1991), each of which involved proposals containing alternative and complementary decisions for share owners; and De Anza Properties (available July 12, 1989), May Petroleum Inc. (available January 29, 1988) and Tri-South Investments, Inc. (available March 6, 1985), each of which involved proposals containing opposite decisions for share owners.

The Staff has permitted the exclusion even if the proposal could be characterized as an "alternative" to, rather than "opposite" of, the registrant's proposal. The Shanks Proposal falls within these parameters and, therefore, is excludable pursuant to Rule 14a-8(c)(9).

*8 2. The Shanks Proposal may be omitted because it deals with a matter beyond the Company's power to effectuate.

Pursuant to Rule 14a-8(c)(6) of the Securities Exchange Act of 1934, a corporation is permitted to exclude a proposal if it deals with a matter beyond the registrant's power to effectuate. The Shanks Proposal seeks to freeze salaries until the Company is "again sound". It is unclear to the Company whose salaries should be frozen--the Board of Directors, executives or all employees. In addition, the Company is unable to interpret, much less determine, what is meant by "until the company is again sound".

3. The Shanks Proposal may be omitted because the supporting statement contains false and misleading statements.

Rule 14a-8(c)(3) provides that a corporation may omit a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 which prohibits false or misleading statements in proxy solicitation materials." The supporting statement included with the Shanks Proposal contains several false and misleading statements.

First, Mr. Shanks states that the option prices awarded for performance would be "very low". This is not the case. The Executive Plan permits the Board of Directors to determine the option price, but in no event can it be lower than the fair market value of the Company's common stock on the day that the grant is made. On November 22, 1994 when options were granted, the exercise price was set at $13.20, clearly above the then market value price of $8.375. As to the basis of the price for future grants, Mr. Shanks is predicting that the fair market value of the Company's stock will remain low. Predictions such as this are specifically considered to be misleading pursuant to Rule 14a-9.

Furthermore, the supporting statement goes on to assert that the "current management and the BOD has forgotten that they work for the share holders". The Company believes this statement to impugn the character of both the Board of Directors and management which is also in violation of Rule 14a-9. Therefore, the Shanks Proposal is excludable pursuant to Rule 14a-8(c)(3).

For the foregoing reasons, the Company is of the view that it may properly omit the Shanks Proposal from its proxy statement for the 1995 annual meeting.

Rule 14a-8(c)(11)

If any one of these share owner proposals must be included in the Company's 1995 proxy materials, then any proposals and supporting statements that were subsequently submitted to the Company should be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(11) because they are "substantially duplicative of a proposal previously submitted" which will be included in the Company's 1995 proxy materials.

The Commission stated when adopting paragraph (c)(11) that the purpose of the provision was to eliminate the possibility that share owners would have to consider two or more substantially identical proposals submitted "by proponents acting independently of each other." Release No. 34-12999 (November 22, 1976). In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals need not be identical in scope to be considered substantially duplicative. Rather, the Staff has considered whether the principal thrust, or focus, of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope. See UAL Corporation (available March 11, 1994) (proposal to adopt and implement a policy of secret ballot voting is substantially duplicative of proposal to adopt and implement a policy of confidential voting); Pinnacle West Capital Corporation (available March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders is substantially duplicative of proposal to cease all bonuses until a dividend of at least $1 per share is paid); American Electric Power Company (available December 22, 1993) (proposal to establish salary ceiling for executive officers and directors at two times the salary provided to the President of the United States is substantially duplicative of a proposal to limit such compensation to 150% of the salary provided to the President of the United States). See also BellSouth Corporation (available February 23, 1993).

*9 All of the above proposals have as their principal thrust the limitation of compensation and, directly to indirectly, linking such limits to certain performance standards. The essential subject matter of each proposal is the same. The Company should not be required to include two or more share owner proposals concerning compensation that espouse different approaches, since if each were approved, the Board of Directors would have no way of knowing which the share owners would prefer, nor would they be able to fully implement each proposal due to directly conflicting provisions.

In Pacific Gas and Electric Company (available February 1, 1993), the Staff analyzed four share owner proposals to determine whether the "principal thrust or focus" of each was the same. Although all four proposals concerned the subject of executive compensation, the Staff found that only two of the proposals had the same principal focus and, therefore, permitted PG & E to exclude only one proposal as substantially duplicative of another proposal under Rule 14a-8(c)(11). In PG & E's situation, the proposals did not overlap as to their respective primary focus. However, in the instant situation, the primary thrust of each of the above proposals is the same--only the breadth and/or terms of the proposal's differ. Therefore, this situation should be distinguished from that addressed by PG & E.

Of the above proposals, the Kinsala Proposal was the first to be submitted and, unless it is omitted on other grounds, will be included in the Company's 1995 proxy materials. The second proposal, the Kornelakis Proposal, addresses CEO and Board of Director compensation and specifically links increases in such compensation to the Company's stock performance, all of which was addressed in the earlier Kinsala Proposal. The Gruss Proposal's principal thrust is directed at executive salaries and bonuses, which was addressed in the earlier Kinsala Proposal and the earlier Kornelakis Proposal, although the Gruss Proposal is somewhat broader than the Kornelakis Proposal and, in the supporting statement, links such issues to the Company's performance. Finally, the Shanks Proposal's principal thrust is compensation and stock options, which was addressed in the earlier Kinsala Proposal, Kornelakis Proposal and Gruss Proposal, although the Shanks Proposal is somewhat broader in scope than the earlier proposals. The Shanks Proposal also links such issues to the Company's performance, as did the previous proposals. If any one of these proposals is not omitted from the Company's proxy materials on other grounds and is therefore included in the Company's 1995 proxy materials, the proposals submitted to the Company after that proposal should be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(11) as substantially duplicative of the previously submitted proposal that would be included in the Company's proxy materials.

ENCLOSURE

GRUSS PROPOSAL:

I have accumulated 2000 shares of Centerior for my retirement. I started in 1987 when the price was over 23 and the dividend was, I believe $ 1.80.

*10 I am aware that because of the competition nearly all electric utilities dropped, some 40 - 50% and the dividends were cut, but not to the degree of Centerior and even now with the 20 cents quarterly I am not sure that this dividend will be maintained.

I therefore request that at next yearly meeting the proxies contain a provision that

(a) the management to be reduced by 20%
(b) all managment's salaries to be reduced by 30%
(c) all bonuses to be eliminated.

If the managment would not accept the above reductions than steps are to taken to find a replacement.

It is not fair that people who manage stockholders savings are taking from their money's fat salaries, while the stockholders like myself have difficulties in maintaining a modest life.

ENCLOSURE

KINSALA PROPOSAL:

As it stands now, we stockholders are suffering the brunt of the actions by Centerior Energy Executives, namely reduced dividends, and declining stock values, makes me believe, and I'm sure my belief meets with majority stockholder approval; that Centerior Executives should also participate along with the Stockholders, therefore I wish to make the following proposal for a vote by the shareholders of Centerior Energy Stock at the next stockholders meeting. This proposal is in two parts: Part 1. "Be it proposed that due to actions by the CEO and the Board of Directors to lower the dividend rate by a 50% reduction from $1.60 per share to $.80 per share that the following be implemented upon approval of the majority stockholders and remain in effect until further notice.

A. Compensation for the CEO be capped at $250,000.00 annually.

B. Compensation for all other Executives be capped at $175,000.00 annually.

C. All Executive pay raises will be held in abeyance.

D. Stock options will not be granted or exercised.

E. Bonuses to Executives, Executive Staff, and/or Board of Directors members for any reason will not be awarded under any condition.

Part 2:

"Be it further proposed that the proposals in Part 1 be terminated upon the dividend of Centerior Energy being returned to $1.60 a share, annually, and the stock value being returned to $16.00 a share.

The reason I am submitting this proposal is that I believe we all should share in the financial problems of the Corporation. It would not be fair for the share holders to suffer the entire consequences and allow the CEO and Directors to continue receiving their perks as if nothing is wrong with the company. This way encouragement is offered to staff to rectify the problems sooner, then we all can share in the profits.

ENCLOSURE

KORNELAKIS PROPOSAL:

Resolved: That the shareholders of Centerior Energy recommend that the Board of Directors take the necessary steps to freeze all the compensations of the CEO and Board of Directors. All compensation should include any kind of compensation whether money, bonuses, incentives or options of any kind etc.. The duration of the freeze should last until the Centerior Energy stock reaches $15.00 mark. When, the stock reaches the $15.00 and the CEO and the Board of Directors receive any compensation, the Shareholders should also receive a dividend equal percentage wise. The freeze should be effective immediately following the approval of the proposal.

***11** Reasons: The CEO and the Board of Directors, time after time cut the dividend in order to benefit themselves at the expense of the Shareholders, who (shareholders), have nothing to do with the stock erosion.

We strongly recommend and plead to all our fellow shareholders to vote yes for this proposal.

ENCLOSURE

SHANKS PROPOSAL:

Resolved that the board of directors be advised to place an annual salary freeze until the company is again sound and that no stock options be issued during this period.

I anticipate that the Board of Directors will favor a vote against this proposal because they will claim that high salaries attract better people and that stock options reward them as well.

Stock options at this level would only reward them for the poor performance of the stock and reward them for poor management as the option prices would be very low.

The current management and BOD has forgotten that they work for the share holders.

SEC LETTER

1934 Act / s -- / Rule 14A%-8

February 27, 1995

Publicly Available **February 27**, 1995

Re: Centerior Energy Corporation

Incoming Letter Received December 23, 1994

The letter concerns the following four proposals: (1) ceilings should be placed on executives' compensation, compensation should be tied to the Company's future performance, and cease the award of bonuses and stock options; (2) freeze executive compensation; (3) reduce management size, reduce executive compensation, and eliminate bonuses; and (4) freeze annual salaries and eliminate bonuses.

There appears to be some basis for your view that the second, third and fourth proposals may be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(11) as substantially duplicative of proposal 1. Under the circumstances, the Division will not recommend enforcement action to the Commission if the Company omits the second, third and fourth proposals from its proxy statement in reliance on rule 14a-8(c)(11) if proposal 1 is included in the Company's proxy statement.

The Division is unable to concur in your view that proposal 1 is counter to a proposal to be submitted by management. Accordingly, we do not believe that rule 14a-8(c)(9) may be relied upon as a basis upon which the proposals may be omitted.

Sincerely,

Vincent W. Mathis

Attorney Advisor

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

*12 Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

Securities and Exchange Commission (S.E.C.)

1995 WL 82758 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1 Pacific Telesis** Group
Publicly Available February 1, 1993

LETTER TO SEC

December 4, 1992

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, Pacific Telesis Group ("Telesis") hereby gives notice that it intends to omit from its 1993 Proxy Statement two of the three shareowner proposals and supporting statements described below.

Telesis currently has three shareowner proposals related to executive compensation for inclusion in its 1993 Proxy Statement. Mr. Chris Rossi submitted his proposal and supporting statement in his letter dated July 6, 1992 (the "Rossi Proposal"), Mr. Robert Eisenstadt submitted his proposal and supporting statement in his letter dated August 27, 1992 (the "Eisenstadt Proposal") and Mr. Robert Kopach submitted his proposal and supporting statement in his letter dated November 3, 1992, all attached hereto as Exhibits A, B and C, respectively.

It is my opinion as counsel to Telesis that the Rossi and Kopach Proposals may be omitted from its 1993 Proxy Statement on the grounds that they are substantially duplicative of the Eisenstadt Proposal and are therefore excludable under Rule 14a-8(c)(11). Since the Rossi Proposal was received prior to the Eisenstadt and Kopach Proposals, Telesis would normally include the Rossi Proposal in the Proxy and exclude the other two duplicative proposals. However, the Eisenstadt Proposal is more comprehensive than the Rossi Proposal in that it would apply to all executive officers. The Rossi Proposal addresses only the compensation of the Chief Executive Officer ("CEO") and not that of the other executive officers. Therefore, Telesis proposes to omit the Rossi and Kopach Proposals and include the Eisenstadt proposal in the 1993 Proxy Statement.

As an additional ground for omission, Telesis proposes to omit the Kopach Proposal on the grounds that it is not a proper subject for shareowner action and would deprive the Telesis Board of its statutory function of managing the business of Telesis. The Kopach Proposal is therefore excludable under Rule 14a-8(c)(1).

The Proposals

On July 6, 1992, Telesis received the Rossi Proposal:

"Resolved, that the stockholders of Pacific Telesis recommend that the board of directors adopt the following policy: As relates to future contracts, the Chief Executive Officer's total compensation will be determined as follows: The C.E.O.'s beginning total compensation will be 25 times more than the average Pacific Telesis employee's 1992 annual wages or salary. The C.E.O.'s total compensation will go up or down in direct proportions to the company's performance. To be determined as follows: One half of the compensation shall go up or down gauged against the eight year average earnings per common share (adjusted for stock splits) from 1984 to 1991. The remaining one half shall go up or down gauged against the eight year average dividends per common share (adjusted for stock splits) from 1984 to 1991."

SUPPORTING STATEMENT

*2 "The purpose of this proposal is to pay the Chief Executive Officer based entirely on the company's performance. To do this you must pay gauged against past performance. If the C.E.O. performs better the C.E.O. will be paid more, if the C.E.O. performs worse, the C.E.O. will be paid less. You also need a starting point, a base rate of 25 times more than the average employee's compensation.

For example, if the average Pacific Telesis employee earned $32,000.00 in 1992, the C.E.O. would have a beginning total compensation of 25 times more or $800,000.00. Pacific Telesis eight year average earnings per share is $2.51. If Pacific Telesis earnings per share in 1993 rose 20% to $3.01, one half of the C.E.O.'s compensation would go up 20% from $400,000.00 to $480,000.00. On the other hand if Pacific Telesis earnings per share in 1993 fell 20% to $2.01, one half of the C.E.O.'s compensation would fall 20% to $320,000.00. The other half of the C.E.O.'s compensation, $400,000.00 would rise, fall or stay the same gauged against Pacific Telesis eight year average divivdend per share of $1.72. The following year the process would repeat itself."

On August 18, 1992 Telesis received the Eisenstadt Proposal:

"The Shareholders of Pacific Telesis Group recommend that the Board of Directors amend the current Corporate Executive Officer Compensation Program to strengthen the linkage between corporate performance and executive compensation. The amended compensation program will eliminate all executive bonus incentives i.e. cash, stock options, generous severance packages, low interest loans and so forth, during any fiscal year in which corporate earnings per split adjusted share decrease from the previous year.

All other aspects for the compensation plan are to remain in place without significant changes. The amended plan is to be phased in as existing executive contracts expire.

This measure will maximize shareholder value at Pacific Telesis Group for the following reasons:

I.) Linking compensation to performance sends a powerful positive message to the investment community that Pacific Telesis Group has progressive management that is confident in the future growth and success of the firm.

II.) It encourages excellent performance. The current compensation plan provides extensive cash and other benefits to corporate officers during poor years. You are urged to look over the executive compensation section of your proxy materials, and decide if the compensation is appropriate.

III.) Reducing executive compensation during lean years demonstrates to all employees of Pacific Telesis Group that management is serious about cutting costs and is willing to set an example. This improves employee moral, and productivity, which boosts profitability and shareholder value.

IV.) Pacific Telesis Group will be able to attract talented corporate executives with the amended compensation plan. The traditional argument is that these compensation benefits are market driven and that executives at competing corporations get extra benefits every year regardless of performance, thus Pacific Telesis Group must follow suit. Executive officers of Pacific Telesis Group receive large sets of stock options (refer to proxy materials). The additional increase in share holder value due to this amended compensation plan should more than offset decreased executive cash compensation because executive stock options will become more valuable. From a long term view it will be easier to attract talented corporate officers with this amended compensation plan.

*3 Please read over the discussions for and against this compensation plan, review executive compensation data and corporate performance and decide what is in your best interest as a shareholder and vote accordingly."

On November 3, 1992 Telesis received the Kopach Proposal:

"Resolved: I recommend that the current short term and long term incentive plan for the executive officers be abolished. The only incentive to be awarded would be tied proportionately to the price of the stock at the end of the year. Example if stock price is up 20% from previous year then the incentive is 20% of salary.

"Reasons

1. Management is adequately compensated as illustrated in the cash compensation table. Executives should only receive extra compensation if stock price is up. That's the incentive, they are rewarded as are the shareholders if stock price is up.

2. Under the current short & long term incentive plan the executive officers received over 100% to 200% of their salary last year. This is excessive and ridiculous. The stock price certainly hasn't increased significantly over the last year or two.

3. Management needs to be held accountable to the shareholders. Based on my incentive plan tied to stock price executive officers would be justly compensated if stock performs well.

4. A vote for this proposal will send a clear message to management that they need to be responsive to the shareholder."

Substantially Duplicative

Rule 14a-8(c)(11) allows for the omission of a proposal if it is substantially duplicative of a proposal previously submitted, which proposal will be included in the registrant's proxy material. The Staff has taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(c)(11). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. Pacific Enterprises (available February 26, 1992); Procter & Gamble Company (available June 15, 1983); Union Camp Corporation (available January 24, 1990). The core issues addressed by the Rossi, Eisenstadt and Kopach Proposals are substantially the same in that they all address executive compensation. Additionally they would all link executive compensation to corporate performance, but using differing formulas and measures.

In addition, requiring inclusion of these substantially duplicative proposals would create the possibility of an inconsistent shareowner vote, leaving the Telesis Board of Directors without a clear expression of shareowner sentiment on this issue. The Board would be placed in the untenable position of having to guess at what the shareowners intended. The purposes of Rule 14a-8(c)(11) would be served by allowing Telesis to omit the Rossi and Kopach Proposals. Telesis would include the Eisenstadt Proposal in the 1993 Telesis Proxy Statement.

In Champion International Corporation ("Champion") (available March 4, 1991) the Staff did not concur with Champion's position that two shareowner proposals were substantially duplicative.

***4** The Staff noted that one of the proposals contained many other elements than the other. The first proposal received by Champion requested that it become a signatory to the Valdez Principles. The Valdez Principles require signatories to commit to ten different principles including, among other things, protection of the biosphere, reduction and disposal of wastes, marketing of safe products and services, disclosure, and also including the establishment of a board committee with responsibility for environmental affairs. The second proposal received by Champion dealt only with recommending that the board establish a board committee on environmental affairs. By allowing for the inclusion of both Proposals, shareowners who wished to vote only for a board committee on environmental affairs could do so without at the same time voting additionally for all of the other Valdez Principles. We believe our situation is distinguishable from Champion. The subject of all three of the Telesis Proposals is executive compensation. All three address the compensation of the CEO, but two of the three are more comprehensive in that they also address the compensation of the other executive officers as well. Rule 14a-8(c)(11), we believe, applies to the three Telesis Proposals and, pursuant to that Rule, we plan to omit the Rossi and Kopach Proposals as substantially duplicative of the Eisenstadt Proposal.

The Eisenstadt Proposal and the Kopach Proposal each propose to link corporate performance and executive compensation generally, although using different measurements and formulas. The Rossi Proposal would apply yet a third formula and set of measurements to determine executive compensation, but the Rossi Proposal only applies to the CEO.

Rule 14a-8(c)(11) allows for the omission of a proposal that is substantially duplicative of a proposal previously submitted, which proposal will be included in the registrant's proxy material. The Rule would appear to require Telesis to include the Rossi Proposal, which Telesis would normally do. However, the SEC's purposes in allowing shareowners to vote on executive compensation would be better served by allowing for a vote on the more comprehensive Eisenstadt Proposal which was received after the Rossi Proposal. Telesis therefore, proposes to include the

Eisenstadt Proposal in its Proxy Statement to allow the Telesis shareowners an opportunity to vote on a more comprehensive proposal that addresses the compensation of all executive officers, rather than only that of one officer. The Kopach Proposal also addresses the subject of executive compensation. As the Kopach Proposal was received last, and assuming that one of the earlier received proposals will be included in the Telesis 1993 Proxy Statement, it is excludable on that basis.

If the Staff disagrees with Telesis' view that it may omit the Rossi Proposal, but agrees with our "substantially duplicative" argument, then we would include the Rossi Proposal and omit the Eisenstadt and Kopach Proposals in the 1993 Proxy Statement.

Not a Proper Subject for Shareowner Action

*5 Under Rule 14a-8(c)(1), a proposal may be excluded if, under the laws of the registrant's domicile, the subject is not a proper one for action by security holders. Telesis is a Nevada corporation, and under Section 78.120 of the Nevada Revised Statutes, the board of directors of a corporation shall have full control over the affairs of the corporation. Similarly, the Telesis By-Laws provide that the business of the corporation shall be managed by or under the direction of the Board of Directors ... (Article III).

The Kopach Proposal is phrased in a way that, if adopted, would deprive the Telesis Board of its statutory function of managing the corporation's business. The Proposal is therefore excludable under Rule 14a-8(c)(1) as an improper subject for shareowner action. Chrysler Corporation (available January 6, 1992), Bell Atlantic Corporation (available February 13, 1992).

On November 24, 1992, we advised Mr. Kopach of this defect and asked him to cure the defect within 21 days. If Mr. Kopach does not amend his proposal by December 15, 1992 to recommend that the Telesis Board take the steps necessary to accomplish his Proposal, Telesis plans to omit the Kopach Proposal from the 1993 Proxy Statement pursuant to Rule 14a-8(c)(1).

Conclusion

For the above reasons, it is my opinion that the Rossi and Kopach Proposals are excludable from the Telesis Proxy materials. Telesis requests confirmation from the Staff that it will not recommend any enforcement action if management excludes the Rossi and Kopach Proposals from Telesis' 1993 Proxy Statement. I would appreciate hearing from you by January 15, 1993, so that we may finalize our proxy materials for printing. As required by Rule 14a-8(d), copies of this letter are being sent to Messrs. Rossi, Eisenstadt and Kopach as notice of our intention regarding the omission of the Proposals as described above.

If you have questions or comments regarding the foregoing, please call Kristina Veaco, Esq. at (415) 394-3538 or the undersigned at the telephone number set forth above in the letterhead.

Sincerely,
Duane G. Henry

Senior Counsel

PACIFIC TELESIS GROUP

Pacific Telesis Center

130 Kearny Street, Suite 3609

San Francisco, California 94109

(415) 394-3535

ENCLOSURE

July 6, 1992

Pacific Telesis

R.W. Odgers--Corp. Secretary

130 Kearny Street

San Francisco, Ca. 94015

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 1993 PROXY

Resolved, that the stockholders of Pacific Telesis recommend that the board of directors adopt the following policy : As relates to future contracts, the Chief Executive Officer's total compensation will be determined as follows : The C.E.O.'s beginning total compensation will be 25 times more than the average Pacific Telesis employee's 1992 annual wages or salary. The C.E.O.'s total compensation will go up or down in direct proportions to the company's performance. To be determined as follows : One half of the compensation shall go up or down gauged against the eight year average earnings per common share (adjusted for stock splits) from 1984 to 1991. The remaining one half shall go up or down gauged against the eight year average dividends per common share (adjusted for stock splits) from 1984 to 1991.

*6 Chris Rossi holder directly of 1000 common shares certificate # 2Q30026331, 2Q82148072, 2Q40146217

I request that my name and address be placed on the 1993 proxy material. If the company has any objections to this proposal, I request that the company send their objections to the S.E.C. immediately, so as to allow the proponent a fair and ample time to respond and object if necessary.

Chris Rossi

ENCLOSURE

SUPPORTING STATEMENT

The purpose of this proposal is to pay the Chief Executive Officer based entirely on the company's performance. To do this you must pay gauged against past performance. If the C.E.O. performs better the C.E.O. will be paid more, if the C.E.O. performs worse, the C.E.O. will be paid less. You also need a starting point, a base rate of 25 times more than the average employee's compensation.

For example, if the average Pacific Telesis employee earned $ 32,000.00 in 1992, the C.E.O. would have a beginning total compensation of 25 times more or $ 800,000.00. Pacific Telesis eight year average earnings per share is $ 2.51. If Pacific Telesis earnings per share in 1993 rose 20 % to $ 3.01, one half of the C.E.O.'s compensation would go up 20 % from $ 400,000.00 to $ 480,000.00. On the other hand if Pacific Telesis earnings per share in 1993 fell 20 % to $ 2.01, one half of the C.E.O.'s compensation would fall 20 % to $ 320,00.00. The other half of the C.E.O.'s compensation, $ 400,000.00 would rise, fall or stay the same gauged against Pacific Telesis eight year average divivdend per share of $ 1.72. The following year the process would repeat itself.

ENCLOSURE

Shareholder Proposal to Link Executive Officer Compensation to Corporate Performance.

The Shareholders of Pacific Telesis Group recommend that the Board of Directors amend the current Corporate Executive Officer Compensation Program to strengthen the linkage between corporate performance and executive compensation. The amended compensation program will eliminate all executive bonus incentives i.e. cash, stock options, generous severance packages, low interest loans and so forth, during any fiscal year in which corporate earnings per split adjusted share decrease from the previous year. All other aspects for the compensation plan are to remain in place without significant changes. The amended plan is to be phased in as existing executive contracts expire.

This measure will maximize shareholder value at Pacific Telesis Group for the following reasons:

I.) Linking compensation to performance sends a powerful positive message to the investment community that Pacific Telesis Group has progressive management that is confident in the future growth and success of the firm.

II.) It encourages excellent performance. The current compensation plan provides extensive cash and other benefits to corporate officers during poor years. You are urged to look over the executive compensation section of your proxy materials, and decide if the compensation is appropriate.

*7 III.) Reducing executive compensation during lean years demonstrates to all employees of Pacific Telesis Group that management is serious about cutting costs and is willing to set an example. This improves employee moral, and productivity, which boosts profitability and shareholder value.

IV.) Pacific Telesis Group will be able to attract talented corporate executives with the amended compensation plan. The traditional argument is that these compensation benefits are market driven and that executives at competing corporations get extra benefits every year regardless of performance, thus Pacific Telesis Group must follow suit. Executive officers of Pacific Telesis Group receive large sets of stock options (refer to proxy materials). The additional increase in share holder value due to this amended compensation plan should more than offset decreased executive cash compensation because executive stock options will become more valuable. From a long term view it will be easier to attract talented corporate officers with this amended compensation plan.

Please read over the discussions for and against this compensation plan, review executive compensation data and corporate performance and decide what is in your best interest as a shareholder and vote accordingly.

ENCLOSURE

November 3, 1992

Dear Sir,
As an owner of 83 shares of Pacific Telesis stock I am presenting the following proposal for the 1993 annual meeting.

Resolved: I recommend that the current short term & long term incentive plan for the executive officers be abolished. The only incentive to be awarded would be tied proportionately to the price of the stock at the end of the year. Example if stock price is up 20% from previous year then the incentive is 20% of salary.

Reasons

1. Management is adequately compensated as illustrated in the cash compensation table. Executives should only receive extra compensation if stock price is up. Thats the incentive, they are rewarded as are the shareholders if stock price is up.

2. Under the current short & long term incentive plan the executive officers received over 10% to 20% of their salary last year. This is excessive & ridiculous. The stock price certainly hasn't increased significantly over the last

year or two.

3. Management needs to be held accountable to the shareholders. Based on my incentive plan tied to stock price executive officers would be justly compensated if stock performs well.

4. A vote for this proposal will send a clear message to management that they need to be responsive to the shareholder.

Sincerely
Robert S. Kopach

SEC LETTER

1934 Act / s -- / Rule 14a-8

February 1, 1993

Publicly Available February 1, 1993

Re: Pacific Telesis Group (the "Company")

Incoming letter dated December 4, 1992

The letter concerns the following three proposals: (1) total compensation for the chief executive officer should be tied to the Company's performance; (2) incentive compensation for executive officers should be tied to the Company's performance; and (3) incentive compensation for executive officers should be abolished.

*8 The Division is unable to concur in your view that the second proposal may excluded under Rule 14a-8(c)(11) as substantially duplicative of the first proposal because the second proposal is directed at a different category of persons. Accordingly, we do not believe that Rule 14a-8(c)(11) may serve as a basis upon which the Company may exclude the second proposal from its proxy materials.

There appears to be some basis for your view that the third proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(11) as substantially duplicative of the second proposal. Under the circumstances, the Division will not recommend enforcement action to the Commission if the Company omits the third proposal from its proxy statement in reliance on Rule 14a- 8(c)(11)
.

In reaching a position, the Division has not found it necessary to address the alternative basis upon which the Company relies for the omission of the third proposal.

Sincerely,

Amy Bowerman Freed

Special Counsel

Securities and Exchange Commission (S.E.C.)

Fed. Sec. L. Rep. P 76,632, 1993 WL 31689 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Philadelphia Electric Company
Publicly Available July 30, 1992

LETTER TO SEC

June 1, 1992

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: Philadelphia Electric Company

Ladies and Gentlemen:

In accordance with Rule 14a-8(d) under the Securities and Exchange Act of 1934, enclosed herewith are six copies of this letter and a proposal (the "Proposal") received by Philadelphia Electric Company (the "Company") on May 4, 1992, from Joanna Scott-Meyers for inclusion in the proxy materials relating to the Company's 1993 annual meeting of shareholders. This letter is to notify the Commission of the Company's belief that the Proposal may properly be omitted from its proxy materials, and to set forth the Company's reasons for the intended omission.

The Company believes the Proposal may be properly omitted from its proxy material because: (i) the Proposal is contrary to Rule 14a-9 and Rule 14a-8(c)(3) which prohibit misleading statements in proxy soliciting materials, (ii) the Proposal violates state law (Rule 14a-8(c)(2)), (iii) the Proposal is beyond the Company's power to effectuate (Rule 14a-8(c)(6)), and (iv) the Proposal deals with matters relating to the conduct of ordinary business operations (Rule 14a-8(c)(7)).

The Proposal Contains Misleading Statements

Rule 14a-8(c)(3) provides a statutory basis for omission of the Proposal. That rule authorizes omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Commission has established that a proposal so vague that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy material pursuant to Rule 14a- 8(c)(3).

The phrasing of the resolution portion of the proposal, i.e., the last paragraph, is ambiguous and the meaning unclear. The substance appears to request that certain shareholders refer a plan or plans to the Board of Directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." There is no further explanatory information. One interpretation might be that the committee is to provide other plans for the benefit of management, directors and employees. A second interpretation would be that an equivalent series of benefit plans should be implemented for the benefit of "small stockholders." A third interpretation would be that a group of benefit plans should be prepared for the benefit of all stockholders. Perhaps there are additional interpretations of the language. However, under any interpretation, the reader is left without a clear understanding of what is intended. For this reason, there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation. For this reason, it is misleading and violates Rule 14a-8(c)(3).

*2 In many other respects, the Proposal is misleading. In regard to the first Whereas clause, the implication that the "management team", as distinct from the Board of Directors, is elected by the stockholders is inaccurate and contrary to law. Only the Board of Directors is elected by the shareholders.

In regard to the second Whereas clause, the implication that management controls proxies is inaccurate and contrary to law. Under the Pennsylvania Business Corporation Law, like most state statutes, all shareholders have the right to appoint proxies of their own choice. Proxies solicited by management of the Company contain a statement to the effect that they will be voted exactly as directed by the shareholder. Only in the absence of a direction by the shareholder will the proxies be voted according to the preference of management. To imply the contrary is false and misleading.

In regard to the third Whereas clause, the implication that the Board of Directors does not exercise independent judgment or is controlled by management, is inaccurate and misleading.

In regard to the fourth Whereas clause, the statement that the creation and implementation of benefit plans is for the welfare of stockholders is totally false and inaccurate. All such plans are fully explained in the proxy statement in accordance with the rules of the Securities and Exchange Commission, and to imply that any one or all of benefit plans are contingent upon the Company making a "profit" is also false and misleading.

The final three Whereas clauses are also inaccurate, argumentative, or misleading.

Throughout the Proposal, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Board of Directors, management or the Company's largest stockholders. Such implications are completely without a factual basis and are not only false and misleading but also, in the Company's opinion, degrade and demean the shareholder proposal procedures established by the Commission. For this reason also, the Proposal should be omitted pursuant to the provisions of Rule 14a-9(b), Note b.

For all the foregoing reasons, the Proposal should be omitted pursuant to Rule 14a-8(c)(3).

The Proposal Violates State Law

The Proposal violates Sections 1757 and 1758 of the Pennsylvania Business Corporation Law pertaining to action by shareholders. Section 1757 provides, inter alia, "... whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon." Section 1758 provides, inter alia, ... "every shareholder of a business corporation shall be entitled to one vote for every share standing in his name on the books of the corporation." Although the meaning of the Proposal is unclear, to the extent it may require action to be taken by shareholders, such action can be taken only by a vote of a majority of all shareholders, not just small shareholders or shareholders owning a "limited" amount of shares ("100-1000-5000") as stated by the proponent. For this reason also, the Proposal must be omitted from the proxy statement pursuant to Rule 14a-8(c)(2).

The Proposal Deals with a Matter Relating to Ordinary Business Operation

*3 The Company believes that the Proposal should be omitted on the basis of Rule 14a-8(c)(7) which provides that it may be omitted if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Company is cognizant of the Commission's desire to clarify and enhance disclosure of senior executive and director compensation. Employment contracts or incentive plans for upper management have been and will be explained in the Company's proxy statements. In addition to the currently required information, the Company included a description of management's executive compensation philosophy in its 1992 proxy statement. Nevertheless, the proponent's Proposal does not limit itself to executive compensation. It appears to have a broader scope and call into question all Company benefit plans. Most of the Company's plans, especially those which have the most financial impact upon the Company, are uniform for all employees and are not limited to directors or officers. Those plans which relate to all employees on an equal basis such as medical, accident, life and retirement plans are, in the opinion of the Company, matters dealt with in the ordinary course of business and are not the kinds of plans recently referred to as senior executive and director compensation and deemed by the Commission as outside the ordinary course of business. Therefore, in so far as the Proposal may be interpreted to relate to such uniform, across-the-board plans, it should be omitted under Rule 14a-8(c)(7).

Pursuant to Rule 14a-8(d), the Company has notified Joanna Scott-Meyers of its intention to omit her Proposal from its proxy materials and has enclosed a copy of this letter with the letter to Ms. Scott-Meyers. A copy of my letter to Ms. Scott-Meyers is attached. Preliminary copies of the Company's proxy statement and form of proxy are expected to be filed, if required pursuant to Rule 14a-6(a) on or about January 26, 1993, and definitive copies on or about March 1, 1993. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(d). If you have any questions regarding this matter, please call me at (215) 841-4263.

Very truly yours,
E.C. Kirk Hall

Assistant General Counsel

PHILADELPHIA ELECTRIC COMPANY

2301 Market Street

Box 8699

Philadelphia, Pa. 19101

(215) 841-5544

ENCLOSURE

April 29, 1992

L.S. Binder, Secty.,

Philadelphia Electric Company

2301 Market Street

Philadelphia, Pa. 19101

Dear Secretary Binder ,
The following proposal is submitted for inclusion in the notice for the annual meeting in 1993.

WHEREAS:
The Board of Directors and its' appointed Management team are theoretically democratically elected by the stockholders and charged with the policy making and operation of the Corporations' business, and

WHEREAS:
in the real world, the Board is, in fact, elected in an autocratic "OLD BOY SCHOOL" manner; controlled by a self perpetuating management with its' control of proxies submitted by the largest stockholders having interests of their own and an unsuspecting and naive array of the small stockholders, and

*4 WHEREAS:
the Board, at the instigation of Management, is led into establishing a wide variety of PERCS; i.e. attractive employment contracts, incentive plans, option plans, health accident life and medical plans, and "you name it plans" ad infinitum until it borders on the obscene, and

WHEREAS:
these Percs are granted, alledgedly, for the good and welfare of the stockholders; although in truth the beneficiaries are Management, the Board and sundry other executives irrespective of whether this group produces a profit, and

WHEREAS:
there is a Management perception that stockholders eat only after the above groups are well fed and then only to be spoon fed at Managements' benevolenc and

WHEREAS:
the small stockholders, in fact, have no in-put or voice in the granting of the above noted Percs, and

WHEREAS:
the point specifically--is the Corporation existing for the primary benefit of the Directors and Management or the Stockholders???, now

THEREFORE:
BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

Respectfully submitted,
Joanna Scott-Meyers

SEC LETTER

July 30, 1992

Publicly Available July 30, 1992

Re: Philadelphia Electric Company (the "Company")

Incoming letter dated June 1, 1992

The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans "... that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including rule 14a-9, which prohibits false and misleading statements in proxy materials. In this regard, the Division concurs in your view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter

Special Counsel

Securities and Exchange Commission (S.E.C.)

1992 WL 186643 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 19, 2003

The proposal requests that the board replace the current system of compensation for senior executives with a "Commonsense Executive Compensation" program, the details of which are set forth in the proposal.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Abbott's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Abbott relies.

Sincerely,

John Mahon
Attorney-Advisor